 As filed with the Securities and Exchange Commission on October 20, 1999
                                                     Registration No. 333-86607
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ---------------
                            PAC-WEST TELECOMM, INC.
            (Exact name of Registrant as specified in its charter)

        California                   4832                   68-0383568
     (State or other          (Primary Standard          (I.R.S. Employer
       jurisdiction       Industrial Classification     Identification No.)
    ofincorporation or           Code Number)
      organization)

                   4210 Coronado Avenue, Stockton, CA 95204
                           Telephone: (209) 926-3300
              (Address, including zip code, and telephone number,
            including area code, of Registrant's principal offices)
                                ---------------
                               Richard E. Bryson
                            Chief Financial Officer
                            Pac-West Telecomm, Inc.
                             4210 Coronado Avenue,
                              Stockton, CA 95204
                           Telephone: (209) 926-3300
  (Address, including zip code, and telephone number, including area code, of
                        Registrant's principal offices)
                                  Copies to:
       Jeffrey S. O'Connor, Esq.             Christopher D. Lueking, Esq.
           Kirkland & Ellis                        Latham & Watkins
       200 East Randolph Drive,                Sears Tower, Suite 5800
           Chicago, IL 60601                      Chicago, IL 60606
       Telephone: (312) 861-2000              Telephone: (312) 876-7700
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

   We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and is not a + +solicitation for an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 20, 1999

PRELIMINARY PROSPECTUS
                               12,600,000 Shares


                                  Common Stock

                                  -----------

This is the initial public offering of shares of common stock of Pac-West Telecomm, Inc. Of the 12,600,000 shares of common stock being offered, we are offering 9,100,000 shares to the public generally and 2,300,000 shares to shareholders of Safeguard Scientifics, Inc., one of our principal shareholders. In addition, Safeguard Scientifics is offering up to 1,200,000 shares of our common stock to its shareholders. We will not receive any proceeds from the shares being offered by Safeguard Scientifics. Safeguard Scientifics is an underwriter with respect to the shares of our common stock offered to the shareholders of Safeguard Scientifics. Safeguard Scientifics is not an underwriter with respect to the other shares of our common stock offered and is not included in the term "underwriter" as used elsewhere in this prospectus.

There is currently no public market for our shares of common stock. We currently estimate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "PACW."

See "Risk Factors" beginning on page 7 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                               Per
Underwritten Public Offering                                  Share     Total
----------------------------                                --------- ---------
Public offering price......................................  $        $
Underwriting discount......................................  $        $
Proceeds, before expenses, to us...........................  $        $
Directed Share Subscription Program
-----------------------------------
Public offering price......................................  $        $
Financial advisory fee to Bear, Stearns & Co. Inc..........  $        $
Proceeds, before expenses, to us...........................  $        $
Maximum proceeds, before expenses, to Safeguard
Scientifics................................................  $        $

Aggregate Offering Proceeds
---------------------------
Proceeds, before expenses, to us from underwritten public
offering and directed share subscription program...........           $

                                  -----------

The underwriters may purchase up to an additional 1,365,000 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New
York on        , 1999.

                                  -----------

Bear, Stearns & Co. Inc.
              Banc of America Securities LLC
                                                   First Union Securities, Inc.

               The date of this prospectus is            , 1999.

                                [Pac-West logo]

                        OneCall. One Bill. One Company.

 [Map of the United States Identifying Pac-West's Current Super POPs, Planned Core Super POPs, Planned Satellite POPs, Current Leased Fiber, Planned Leased
                        Fiber, and Planned Fiber IRUs]

             Current Core Super
              POPs               Current Leased Fiber
             Planned Core Super
              POPs               Planned Leased Fiber
             Planned Satellite
              POPs               Planned Fiber IRUs

                                                                                     Capitalizing on the
 Meeting the Need for Bundled                                                        Growing Demand for
 Communications Services                                                             Internet Access
 SMALL AND MEDIUM BUSINESSES represent a   [Picture of Computer with Pac-West logo)] Pac-West provides a wide
 large and fast growing segment of the                                               range of switched local
 U.S. economy. Pac-West offers these                                                 services for INTERNET
 businesses complete telecommunications                                              SERVICE PROVIDERS
 outsourcing--an affordable solution with                                            (ISPs). Our Super POP
 no capital                                                                          network configuration
 outlay:                                                                             enables ISPs to save
                                                                                     money and offer
                                                                                     customers more local
                                                                                     telephone numbers--
                                                                                     giving them an important
                                                                                     competitive advantage.
                                                                                     Our products and
                                                                                     services for ISPs
                                                                                     include:
 --System design                                                                     --Dial-up access with a
                                                                                     local call
 --                                                                                  --Collocation services
  Equipment, installation, and maintenance
 --Voice, data, and long distance                                                    --Managed modem pools
 --One bill, one call, 24/7 support                                                  --Internet backbone
                                                                                     connection
 --Subscription service with multi-year                                              --High-speed services,
  contract                                                                           including DSL
 --Optional upgrades to emerging state-of-
  the-art equipment
 [Picture of Telephone]
                                            Single Source Communications Solutions
                                               [Picture of People Communicating]     [Picture of Woman
                                                                                     Talking on Telephone]
 Ready for a High-Speed Future                                                       Facilitating the Growth
                                                                                     of Telecommuting and the
                                                                                     Virtual Office
 Pac-West is well positioned to capitalize            [Picture of Cable]             More and more employees
 on the growing need for greater broadband                                           are working from their
 access. We offer ISPs affordable, high-                                             homes, from the road, or
 speed DSL and other broadband services--                                            in decentralized
 so they can offer their business and                                                branches. They depend on
 residential subscribers the speed they                                              ENHANCED SERVICE
 demand                                                                              PROVIDERS (ESPs) to keep
                                                                                     them in touch with the
                                                                                     central office through
                                                                                     convenient, efficient
                                                                                     data and voice services.
                                                                                     Pac-West offers ESPs a
                                                                                     robust remote access
                                                                                     platform--with a local
                                                                                     call in their service
                                                                                     area:
                                                                                     --IP fax
                                                                                     --Voicemail
                                                                                     --Paging
                                                                                     --Integrated messaging
                                                                                     --LAN and VPN Services

                               PROSPECTUS SUMMARY

   The following summary highlights selected information in this prospectus. The summary may not contain all of the information that is important to you. This prospectus includes forward-looking statements which involve risks and uncertainties. You should carefully read the entire prospectus, including the risk factors and the financial statements, before deciding whether to invest in our common stock.

                            Pac-West Telecomm, Inc.

Our Company

   Pac-West is a rapidly growing provider of integrated communications services in the western United States. Our customers include Internet service providers, small and medium businesses and enhanced communications service providers, many of which are communications-intensive users. We believe the breadth of our product offerings and the structure of our network enable us to generate high network utilization, substantial revenues, strong profit margins and positive cash flow.

   We began offering long distance service in 1982 and local service in 1996 in California, which is our primary market. As of June 30, 1999, we had over 76,000 lines in service, a 137% increase from June 30, 1998. We estimate that over 82% of the current utilization of these lines by our customers is to carry data traffic and that approximately 96% of our current traffic is terminated on our network. Since 1994, we have consistently generated positive cash flows from operations.

   To meet demand for communications services in California, we have established a switching site in each of Los Angeles, Oakland and Stockton, and digital connections in each of California's 11 local access and transport areas. In California, our network enables our customers to provide their business and residential customers with access to Internet, paging and other data and voice services from almost any point in the state through a local call. This allows our customers to achieve statewide coverage with lower capital and operating expenses. According to industry sources, the California telecommunications market generated over $27 billion in total revenues in 1997.

   We are expanding our network into Nevada with a switch in Las Vegas and digital connections in all of Nevada's local access and transport areas. We intend to continue our expansion into other western states, where many of our existing customers have operations. We expect to have ten switches with operations in ten western states by the end of 2000. As we expand our network, we plan to leverage our existing customer relationships to provide predictable usage rates on our network assets, rapid revenue ramp-up and continued strong profit margins.

   Since our inception, we have used a "smart-build" network strategy, building and owning the intelligent components of our network while leasing unbundled loops and transport lines from other carriers. Currently, we lease all of our transport lines, but as traffic on our network increases, we intend to purchase rights of use in high capacity dark fiber transport lines to interconnect certain of our markets with an owned backbone network. This will provide us with greater flexibility in creating and managing data and voice services and result in cost savings. We also provide our customers with collocation services, allowing them to house their equipment in space we operate within our switching centers.

   We are a leading supplier of Internet access and other Internet infrastructure services with 78 Internet service providers who have a significant existing customer base in our markets. With this large base of Internet service providers, we believe we are ideally positioned to provide high-speed data services, such as digital subscriber line or DSL services, to Internet users. Recently, we signed an agreement with Covad Communications to provide bundled high-speed services beginning in the fourth quarter of 1999 and are considering other ways to provide our customers with an easy method of ordering, installing and managing high-speed Internet access.

   In addition, with our network presence and scale, we are well positioned to serve small and medium business customers. These customers want technologically advanced communication solutions from a single source. Our complete product offering of system design, equipment installation and maintenance, voice, data and long distance services, 24/7 support, subscription services with multi-year contracts and optional upgrades to emerging state-of-the-art equipment directly meets the needs of this under-served market. Our focus on small and medium businesses has resulted in significant market penetration over the past year, as we have increased our business lines in service from approximately 2,500 to over 12,000 from June 30, 1998 to June 30, 1999. According to industry sources, our target markets currently have approximately 1.4 million small and medium businesses and 16.5 million business lines.

Our Strategy

   We are focused on becoming the integrated communication provider of choice for our customers. Our strategy to meet this objective is to:

  . Capitalize on growing demand in our current markets. The demand for data and voice communications services in our current markets is large and growing rapidly. We intend to increase our market penetration and capitalize on this growth by adding more switches and transport lines to increase our capacity, adding new and innovative products to our existing offerings, and repackaging and repricing our offerings in response to the changing demands of our customers. We believe we are differentiated by the architecture of our network, which supports high calling volumes and long holding times, the ability to access our network throughout our market area through a local call, and the ability of service providers to collocate their equipment at our switch locations.

  . Leverage existing customer base through geographic expansion. We are a leading supplier of Internet access and Internet infrastructure services in California with 78 Internet service provider customers. Our customers include: Concentric Network Corp., EarthLink, Inc., MindSpring Enterprises, Inc. and Splitrock Services, Inc. We plan to leverage our existing customer base by entering new markets where our current customers have or are beginning operations to achieve predictable usage rates on our network assets, rapid revenue ramp-up, and continued strong profit margins. By year end 2000, we plan to have operations in California, Nevada, Washington, Arizona, Utah, Colorado, Texas, New Mexico, Idaho and Oregon.

  . Focus on the small and medium business market. We believe that most small and medium business customers are not adequately served by our competitors. Our offerings are well suited to these customers. In order to capitalize on this opportunity we have increased our sales, customer care and service delivery forces to 105 as of June 30, 1999, from 53 as of June 30, 1998. Of these resources, our direct sales force was increased to 44 from 21 in the same period.

  . Launch new products and services. In order to achieve our growth objectives, we expect to continue introducing new and innovative products and services. We recently added several new products to our portfolio, including:

    . managed modem, a packaged product that includes incoming call access lines, modems, routers, and authentication services. This product provides Internet service provider and business customers with a non-capital intensive means of quickly establishing a local point of presence or POP throughout our coverage area.

    . remote access services, including mobile or remote office, virtual office, distance learning and training, and telecommuting. These allow customers to access and interact with home or branch office communications and information systems from anywhere in our market area through a local call.

    . high-speed data services. We offer high-speed private line data services and digital subscriber line services to customers. We also intend to explore wireless and satellite technologies in order to develop an array of high-speed alternatives for our customers.

  . Expand through potential strategic acquisitions. We may acquire other competitive local exchange carriers or communications providers to grow our business. We believe that strategic acquisitions will provide us with opportunities to accelerate our market penetration, cross-sell additional services, diversify our customer base and improve operating profitability.

                                  The Offering

Common stock offered by us in underwritten
 public offering..............................  9,100,000 shares

Common stock offered in directed share
 subscription program to shareholders of
 Safeguard Scientifics:
  by us.......................................  2,300,000
  by Safeguard Scientifics....................  1,200,000
                                        --------------------
    Total..................................... 12,600,000 shares

Common stock to be outstanding after the
 offering..................................... 33,410,094 shares

Use of proceeds............................... We intend to use the net proceeds to us from this offering to fund:

                                               . capital expenditures in connection
                                                 with our planned expansion, including
                                                 the purchase and installation of
                                                 switches and transmission equipment;

                                               . the acquisition of rights of use in
                                                 high capacity dark fiber transport
                                                 lines and related electronic
                                                 equipment;

                                               . working capital and other general
                                                 corporate purposes; and

                                               . possible future acquisitions or
                                                 strategic investments.

Proposed Nasdaq National Market symbol........ PACW

   The number of shares of common stock to be outstanding after this offering is based on the 17,587,458 shares outstanding as of June 30, 1999 and includes the 11,400,000 shares of common stock being sold by us in this offering and the 4,422,636 shares of common stock issuable upon conversion of our outstanding convertible redeemable preferred stock at an assumed conversion price of $11.00 per share. The shares of common stock to be outstanding after this offering exclude:

  . any shares of common stock to be issued pursuant to the over-allotment option;

  . 1,428,700 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.48 per share as of June 30, 1999; and

  . 1,721,300 shares of common stock issuable upon the exercise of options reserved for grant under our stock option plans as of June 30, 1999.

                      Directed Share Subscription Program

   Concurrently with our offering to the public generally and as a part of this offering, we are offering 2,300,000 shares of our common stock and Safeguard Scientifics is offering 1,200,000 shares of our common stock to shareholders of Safeguard Scientifics who owned at least 100 shares of common stock of Safeguard Scientifics as of September 7, 1999 in a directed share subscription program. The directed share subscription program is described in greater detail under the sections entitled "Directed Share Subscription Program" and "Underwriting--Directed Share Subscription Program."

                                ----------------

   We are incorporated in California. Our headquarters are located at 4210 Coronado Avenue, Stockton, California 95204, and our telephone number at that location is (209) 926-3300. Our website address is www.pacwest.com. The information contained on our website is not part of this prospectus or the registration statement of which it forms a part.

                                ----------------

   The terms "the Company," "Pac-West," "we," "our," "us," and similar terms as used in this prospectus, refer to Pac-West Telecomm, Inc. and, unless the context otherwise requires, the telephone and answering service divisions of our predecessor. Except as otherwise noted, the information in this prospectus
(1) assumes that the underwriters' over-allotment option will not be exercised,
(2) assumes that all of the shares offered in the directed share subscription program are purchased by shareholders of Safeguard Scientifics, (3) assumes that all of our outstanding convertible redeemable preferred stock will be converted into common stock concurrent with the closing of this offering at an assumed conversion price of $11.00 per share, (4) reflects a 10-for-1 stock split that was effected on March 19, 1999 and (5) reflects a 1.4-for-1 stock split effected on October 7, 1999.

                             Summary Financial Data

   Our statements of operations data for the period from commencement (October 1, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998, shown in the table below, are derived from our audited financial statements. Our statements of operations data for the six month periods ended June 30, 1998 and 1999 and our balance sheet data as of June 30, 1999 have been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods presented. The unaudited balance sheet data as of June 30, 1999 includes the issuance on January 29, 1999 of $150 million of 13 1/2% senior notes due 2009. The results of our operations for the six month period ended June 30, 1999 are not necessarily indicative of the results of operations which we expect for the full 1999 calendar year. This summary should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including related notes thereto, included elsewhere in this prospectus.

   The "As Adjusted" summary balance sheet data reflects the sale of the 11,400,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the conversion of our outstanding convertible redeemable preferred stock. The pro forma numbers give effect to the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share.

   On October 1, 1996, we began operations when our predecessor company transferred its telephone and answering service divisions to us. As a result, you have limited comparable historical financial information upon which to base your evaluation of our past performance and the value of investing in our common stock.

   Except as discussed below, we recognize revenues for telecommunications services when service is provided. Such revenues include reciprocal compensation due under our new interconnection agreement with Pacific Bell. Reciprocal compensation due under our previous interconnection agreements with Pacific Bell and GTE is recognized as revenue only to the extent received in cash. Pacific Bell and GTE have each refused to pay us the portion of reciprocal compensation due under the prior agreements which they estimate is the result of inbound calls terminating to Internet service providers. Pacific Bell and GTE argue that such calls are not local within the meaning of their interconnection agreements and therefore assert that no reciprocal compensation is due. See Note 5 to the audited financial statements, "Risk Factors--We may not be entitled to receive reciprocal compensation for calls to Internet service providers" and "Business--Regulatory Proceedings--Interconnection Agreements."

   Adjusted EBITDA as used in this prospectus represents earnings before interest, net; income taxes; depreciation and amortization; further adjusted for the costs of merger and recapitalization; transaction bonuses and consultant's costs; and extraordinary item. Included in other (income) expense, net, is interest income of $5,000, $90,000, $327,000, $128,000 and $1,185,000 for the period from commencement on October 1, 1996 to December 31, 1996, for the years ended December 31, 1997 and 1998, and for the six month periods ended June 30, 1998 and 1999, respectively. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe it is a common measure used by analysts and investors in comparing a company's results with those of similar companies as well as to evaluate the capacity of a company to service its obligations.

                            Period from
                          Commencement on    Year Ended       Six Month Period
                          October 1, 1996   December 31,       Ended June 30,
                          to December 31, ------------------  ------------------
                               1996         1997      1998      1998      1999
                          --------------- --------  --------  --------  --------
                                 (in thousands, except per share data)
Statements of Operations
 Data:
Revenues................      $ 4,232     $ 29,551  $ 42,211  $ 19,932  $ 30,264
Costs and expenses:
 Operating costs........        2,064       12,060    15,344     7,791     8,753
 Selling, general and
  administrative:
 Selling, general and
  administrative........        1,519        7,367    10,779     4,219     9,563
 Transaction bonuses and
  consultant's costs
  (1)...................          --           --      3,798       --        --
 Depreciation and
  amortization..........          299        2,204     4,106     1,701     3,292
                              -------     --------  --------  --------  --------
 Income from operations.          350        7,920     8,184     6,221     8,656
Interest expense........          105          932     4,199       786     8,502
(Gain) on disposal of
 answering service
 division...............          --          (385)      --        --        --
Costs of merger and
 recapitalization (1)...          --           --      3,004        81       --
Other (income) expense,
 net....................           11         (119)     (330)     (128)   (1,185)
                              -------     --------  --------  --------  --------
 Income before provision
  for income taxes and
  extraordinary item....          234        7,492     1,311     5,482     1,339
Provision for income
 taxes..................           94        2,997     1,561     2,193       535
                              -------     --------  --------  --------  --------
 Income (loss) before
  extraordinary item....          140        4,495      (250)    3,289       804
Extraordinary item--loss
 on early extinguishment
 of debt, net of income
 tax benefit of $278
 (1)....................          --           --       (417)      --        --
                              -------     --------  --------  --------  --------
Net income (loss).......      $   140     $  4,495  $   (667) $  3,289  $    804
                              =======     ========  ========  ========  ========
Basic and diluted income
 (loss) before
 extraordinary item per
 share..................      $  1.00     $  32.11  $  (0.30) $  23.49  $  (0.09)
Basic and diluted net
 income (loss) per share
 .......................      $  1.00     $  32.11  $  (0.38) $  23.49  $  (0.09)
Basic and diluted
 weighted average shares
 outstanding............          140          140     5,244       140    17,587
Pro forma basic net
 income (loss) per
 share..................                            $  (0.10)           $   0.04
Pro forma weighted
 average shares
 outstanding............                               6,443              21,799

Other Financial Data:
Reciprocal compensation
 withheld...............      $   --      $  3,793  $ 32,591  $ 12,912  $ 28,371
Adjusted EBITDA.........          633       10,538    16,091     7,922    11,948
Adjusted EBITDA margin
 %......................         15.0%        35.7%     38.1%     39.7%     39.5%
Capital expenditures....      $ 3,899     $ 11,884  $ 42,466  $  7,863  $ 21,908
Cash provided by (used
 in):
 Operating activities...           75        5,876    12,033     7,387    20,741
 Investing activities...       (1,682)      (6,619)  (42,031)   (7,433)  (41,604)
 Financing activities...        1,549        3,658    41,631     3,018    44,513

                                                           As of June 30, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................  $ 38,886   $154,286
Restricted cash (2)......................................    20,066     20,066
Working capital..........................................    44,643    160,043
Equipment, vehicles and leasehold improvements, net......    76,010     76,010
Total assets.............................................   150,208    265,608
Total long-term debt.....................................   150,062    150,062
Convertible redeemable preferred stock, including accrued
 cumulative dividends of $3,649..........................    48,649        --
Stockholders' equity (deficit)...........................   (75,634)    88,415

--------
(1) Transaction bonuses and consultant's costs, costs of merger and recapitalization and the extraordinary item all relate to our recapitalization described in Note 1 to the audited financial statements included elsewhere in this prospectus.
(2) Restricted cash represents cash deposited in an interest reserve trust account to fund the first two interest payments due under our senior notes, the first of which was paid on August 2, 1999.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price of the common stock could decline, and you may lose all or part of your investment.

Failure to continue our expansion would adversely affect our financial condition.

   Our failure to expand our business in order to satisfy the growing needs of our customers, to achieve economies of scale and to benefit from the infrastructure we have established would adversely affect our business prospects, financial condition and results of operations. This could result from our inability to:

  . assess potential markets;

  . obtain required governmental authorizations, franchises, and permits;

  . implement interconnection and collocation arrangements with incumbent local exchange carriers;

  . lease adequate transmission capacity from inter-exchange carriers, incumbent local exchange carriers and competitive local exchange carriers;

  . purchase and install switches in additional markets; and

  . develop a sufficient customer base.

We may not be able to manage our growth, which could adversely affect our business.

   Future expansion will place significant additional strains on our personnel, financial and other resources. The failure to efficiently manage our growth could adversely affect the quality of our services, our business and our financial condition. Our ability to manage our growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified technical personnel. The competition for qualified managers and technical personnel in the telecommunications industry is intense, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, to control our costs, to maintain compliance with all applicable regulations, and to expand our internal management, technical, information and accounting systems in order to support our desired growth.

We may not be able to comply in a cost-effective manner with current or future regulations.

   Our provision of telecommunications services is heavily regulated at the federal, state, and local levels. Compliance with these regulations imposes substantial costs on us and restricts our ability to conduct our business. For example, in each state in which we desire to offer our services, we must obtain prior authorization from the appropriate state authorities. If we experience delays in obtaining required approvals or fail to comply with regulatory requirements, our business and our financial condition could be adversely affected. In addition, regulatory requirements may change with little notice, which would adversely affect our business prospects, financial condition and results of operations.

A failure to establish interconnection agreements on favorable terms would adversely affect our business.

   We must interconnect with incumbent local exchange carriers in order to service our customers. The Telecommunications Act of 1996 mandates that incumbent local exchange carriers interconnect with companies like ours to provide us with individual network services components, such as origination, termination and other services. However, it does not assure the time frame in which those services will be offered to us or assure that we will be able to purchase those services at rates and on terms and conditions that allow us to remain competitive and profitable. If we have difficulties obtaining high quality, reliable and reasonably priced services from the incumbent local exchange carriers, our services will be less attractive to customers and our business will be adversely affected. Our primary interconnection agreements are with Pacific Bell and GTE. Our interconnection agreement with GTE has expired but will remain in force until a replacement agreement is finalized. In addition, we will need new interconnection agreements in each new market we enter. We cannot be certain that we will be able to enter into replacement or new interconnection agreements on favorable terms. Based on current market conditions, we expect that the per minute reciprocal compensation rates under these agreements will decline from historic rates. See "Business--Regulatory Proceedings-- Interconnection Agreements."

We may not be entitled to receive reciprocal compensation for calls to Internet service providers.

   Two incumbent local exchange carriers with which we have interconnection agreements, Pacific Bell and GTE, refused to pay that portion of compensation due under their prior agreements that they estimated was the result of inbound calls terminating to Internet service providers. The total reciprocal compensation withheld by these incumbent local exchange carriers and not included in revenues was $3.8 million, $32.6 million and $28.4 million for the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, respectively. On June 24, 1999, the California Public Utilities Commission determined that reciprocal compensation would be payable for Internet service provider calls under our new interconnection agreement with Pacific Bell, which became effective on June 29, 1999. Pacific Bell requested a rehearing of this decision, although Pacific Bell paid the full amount of our billings for calls since the effective date of the new agreement. On October 6, 1999, Pacific Bell filed an appeal in federal district court in San Francisco with respect to the California Public Utilities Commission decision. This decision does not address reciprocal compensation under the prior agreement. On September 9, 1999, Pac-West entered into a settlement agreement with Pacific Bell regarding our claims for unpaid reciprocal compensation under our prior interconnection agreement. Under the terms of the settlement agreement, Pacific Bell agreed to pay $20.0 million to Pac-West and $20.0 million to certain stockholders of Pac-West as of the date of the recapitalization in settlement of those claims. As a result of these payments, the terms of our September 1998 recapitalization requiring additional distributions to certain of our shareholders have been satisfied. As of September 30, 1999, the total amount of reciprocal compensation, including late fees, which remains withheld by incumbent local exchange carriers is approximately $7.2 million. On August 25, 1999, we, along with the commissioners of the California Public Utilities Commission and others, were named as defendants in an action filed by GTE California. The action challenges the legality of the California Public Utilities Commission's decisions regarding reciprocal compensation as discussed above. We intend to seek dismissal of the action or otherwise contest the claims of GTE California. The obligation of GTE or other local exchange carriers to pay this reciprocal compensation under its current agreement is currently under review by both state and federal regulators. If it is ultimately determined that we are not entitled to receive reciprocal compensation for calls to Internet service providers, our business and financial condition could be adversely affected. See "Business--Regulatory Proceedings--Jurisdiction over and Compensation for Internet Service Provider Traffic," "--Interconnection Agreements" and "Business--Regulation--State Regulation."

We may not be able to compete effectively against the incumbent local exchange carrier, which has a vested interest in making it difficult for us to service customers.

   In each of our target markets, we will be competing principally with the incumbent local exchange carrier serving that area. The incumbent local exchange carriers are well-established providers of local telephone services with most of the telephone subscribers within their respective service areas. In addition, incumbent local exchange carriers have long-standing relationships with regulatory authorities at the federal and state levels.

   Incumbent local exchange carriers also have increased pricing flexibility for their private line and special access and switched access services. The FCC has recently adopted an order that gives these carriers additional pricing flexibility and further deregulates competitive access services, as opposed to local exchange services, either automatically or after certain competitive levels are reached. This order allows the incumbent local exchange carriers to offer discounts to large customers, engage in aggressive volume and term discount pricing practices for their customers, and/or charge competitors increased fees for interconnection to their networks.

   We may not be able to overcome these advantages and compete successfully with the incumbent local exchange carriers.

We may not be able to compete effectively in providing local exchange service.

   We face competition from long distance carriers, such as AT&T, MCI WorldCom and Sprint, seeking to enter, reenter or expand entry into the local exchange marketplace. In addition, we face competition from other competitive local exchange carriers, resellers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. This places downward pressure on prices, which may make it difficult for us to provide these services profitably, and we may not be able to compete effectively with these companies.

We may not be able to compete effectively in providing long distance service.

   We face intense competition from long distance carriers in the provision of long distance services, which places downward pressure on prices for long distance service and may make it difficult for us to provide these services profitably. Although the long distance market is dominated by three major competitors, AT&T, MCI WorldCom and Sprint, hundreds of other companies also compete in the long distance marketplace. We may not be able to effectively compete with these industry participants.

We may not be able to compete effectively with the Bell operating companies if they are permitted to enter the long distance service market.

   Federal law currently prohibits regional Bell operating companies, including Pacific Bell and Nevada Bell, from engaging in certain types of long distance telephone service. However, this restriction may be removed by the FCC if the regional Bell operating companies meet certain specified conditions and the FCC determines that it is in the public interest. If the regional Bell operating companies obtain permission to provide these services, or if they are able to enter into teaming agreements with others to circumvent these restrictions, our business could be adversely affected. It would remove the major incentive regional Bell operating companies have to cooperate with companies like ours to foster competition within their service areas, and it would permit them to offer both long distance and local exchange services, a competitive advantage which companies such as Pac-West currently are able to offer in those regions. See "Business--Regulation."

Our competition may have superior resources, placing us at a cost and price disadvantage.

   Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of Pac-West. As a result, some of our competitors can raise capital at a lower cost than we can. Also, our competitors' greater name recognition may provide them with a competitive advantage in marketing their services. In addition, our competitors' costs advantages give them the ability to reduce their prices for an extended period of time if they so choose. We may not be able to compete effectively with these companies.

We may not be able to obtain or retain our key Internet service provider customers, which account for a significant portion of our revenues.

   For the three month period ended June 30, 1999, ten of our fifteen largest customers in terms of revenues were Internet service providers. As a result, a significant reduction in usage by one or more of our key Internet service provider customers or a general decrease in Internet service provider traffic could result in a material decrease in our revenues for a given period. We believe that our success in the foreseeable future will depend in large part on our ability to develop and maintain a large Internet service provider customer base. The competition for Internet service provider customers in the telecommunications industry is intense, and we expect it will continue to increase. We may not be able to increase or maintain our Internet service provider customer base.

The technologies that we use may become obsolete, which would limit our ability to compete effectively.

   The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade our technology and equipment that becomes obsolete, we will not be able to compete effectively because we will not be able to meet customer expectations.

   The development of competing technologies, such as integrated services digital network lines, cable modems, T-1 circuits and digital subscriber lines, which provide significantly faster data transfer rates than the fastest current dial-up modems, may give companies that provide these services a competitive advantage over Pac-West. Further, if we attempt to incorporate new technologies or products into our systems, those new technologies and products may not be compatible with our existing technologies and services. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner or at all.

The loss of key executive officers could negatively impact our business prospects.

   We believe that a critical component of our success will be the retention of our key executive officers. Mr. Wallace W. Griffin, our Chief Executive Officer, has significant expertise in the telecommunications industry and has been instrumental in establishing and executing our business plan and strategy. Mr. John K. La Rue, our Executive Vice President--Technology and Network Operations and founder, and Mr. Jason R. Mills, our Vice President--Network Operations, have a unique understanding of our network and have been instrumental in its development. The loss of the services of one or more of these individuals or our other executive officers, including Mr. Richard E. Bryson, Mr. Brian K. Johnson and Mr. Dennis V. Meyer, could adversely affect our business prospects, financial condition and results of operations.

Our inability to predict our need for resold long distance services could subject us to various charges or penalties.

   We offer long distance services to our customers as part of our strategy to provide one-stop integrated services. We rely on long distance carriers to provide transmission and termination services for some of our long distance traffic through resale arrangements. These arrangements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. These agreements are based on estimates of future supply and demand for transmission capacity based on calling patterns and traffic levels of our future customers. If we do not accurately predict our long distance service needs, we may have to pay underutilization charges or seek additional capacity through more expensive alternative means.

Our inability to obtain sufficient leased transport capacity could seriously limit our operations.

   We currently lease transport capacity from various third-party carriers to connect our switches to the incumbent local exchange carriers. If we cannot lease sufficient transport capacity, our operations could be limited or we could be forced to make additional unexpected up-front capital expenditures to install our own transport capacity. This could adversely affect our business prospects, financial condition and results of operations. See "Business-- Network."

A system failure could delay or interrupt our services.

   Our operations are dependant upon our ability to support our highly complex network infrastructure. Many of our customers are particularly dependent on an uninterrupted supply of services. Any damage or failure that causes interruptions in our operations could result in the loss of these customers and could have a material adverse effect on our business and our financial condition. Because of the nature of the services we supply and the complexity of our network, it is not feasible to maintain backup systems, and the occurrence of a natural disaster, operational disruption or other unanticipated problem could cause interruptions in the services we provide. Additionally, the failure of a major supplier to provide the communications capacity we require, or of a major customer to continue buying our goods and services, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in the service we provide and adversely affect our business prospects, financial condition and results of operations.

We may face additional costs or a system failure due to Year 2000 issues.

   The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with Year 2000 requirements. Our long distance billing system and our accounting system are not yet Year 2000 compliant. We are replacing our billing system to accommodate future anticipated growth with a new Year 2000 compliant system. The manufacturer of the noncompliant accounting system has provided software that is represented to be Year 2000 compliant. The failure to implement these systems on a timely basis could result in erroneous billings as a result of Year 2000 issues or the inability to correctly process data, such as changes in applicable taxes. Our expansion into new states could be delayed or limited as a result of capacity limitations and new product or service introductions may be delayed. Any of these events could have a material adverse affect on our business prospects, financial condition and results of operations.

   Many of our customers and suppliers, particularly the incumbent local exchange carriers and long distance carriers, could be impacted by the Year 2000 issue, which in turn could affect us. We utilize third-party equipment and software and interact with incumbent local exchange carriers, major suppliers and major customers that each have equipment and software that may not be Year 2000 compliant. Failure of such third-party or incumbent local exchange carrier equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems which could have a material adverse effect on our business prospects, financial condition and results of operations.

   We are contacting third-party suppliers of components and our key subcontractors used in the manufacture of our products to identify and, to the extent possible, resolve issues relating to the Year 2000 issue. Because we have no control over the actions of these parties, these third parties may not remediate any or all of their Year 2000 issues. Any failure of any of these third parties to timely resolve Year 2000 issues with either their products sold to us, or their systems could have a material adverse effect on our business prospects, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

We may not be able to generate sufficient cash to service our indebtedness.

   Failure to generate cash in the future either from operations or from additional financing will adversely affect our ability to make payments on and to refinance our indebtedness and to fund capital expenditures and marketing efforts. Our ability to generate cash from operations will be particularly dependent on our ability to expand our business and manage our growth, provide competitive services, comply with applicable governmental regulations and negotiate favorable agreements. In addition, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance this indebtedness on commercially reasonable terms or at all.

Our substantial indebtedness could adversely affect our business operations.

   We have a substantial amount of indebtedness and are highly leveraged. On an unaudited basis, as of June 30, 1999, our long-term debt totaled $150,062,000, and we had a stockholders' deficit of $75,634,000. We may also incur additional indebtedness in the future to expand and develop our current business and services and enter new markets. Our substantial indebtedness could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to fund future working capital, capital expenditures, marketing costs and other general corporate requirements;

  . require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, marketing efforts and other general corporate purposes;

  . limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to our less leveraged competitors; and

  . limit our ability to borrow additional funds.

We may not have sufficient funds available to expand our business.

   We will need to make significant capital expenditures in order to expand and develop our current business and to enter new markets. We expect to fund these expenditures through existing resources, through internally generated funds, and through equity and debt financings. If we are unable to raise sufficient funds, we may have to delay or abandon some of our expenditures or plans for future expansion. This would result in underutilization of our established infrastructure and reduced profitability and may negatively affect our ability to compete for and satisfy the demands resulting from the growth and expansion of our customers.

The covenants in our senior credit facility and senior notes indenture could adversely affect the operation of our business.

   Our senior credit facility and senior notes indenture contain provisions which limit our management's discretion by restricting our ability to:
  . incur additional debt;
  . pay dividends and make other distributions;
  . prepay subordinated debt;
  . make investments and other restricted payments;
  . enter into sale and leaseback transactions;
  . create liens;
  . sell assets; and
  . enter into certain transactions with affiliates.

   In addition, the senior credit facility requires us to meet certain financial ratios.

   If we fail to comply with the restrictions of the senior credit facility, senior notes indenture or any other subsequent financing agreements, a default may occur. This default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. See "Description of Indebtedness."

We are majority owned by equity investors and their interests may conflict with your interests and which may have the effect of delaying or preventing a change in control of our company.

   As of June 30, 1999, assuming the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share, Safeguard 98 Capital, L.P., SCP Private Equity Partners, L.P., TL Ventures III L.P., EnerTech Capital Partners, L.P., William Blair Capital Partners, L.L.C. and Bay Alarm Company collectively own approximately 86.3% of our common stock. Following consummation of this offering and assuming all 3,500,000 shares offered pursuant to the directed share subscription program are purchased by shareholders of Safeguard Scientifics, these investors will own 53.2% of our common stock. If the shareholders of Safeguard Scientifics do not purchase any of the shares offered in the directed share subscription program and Safeguard Scientifics purchases all of the shares offered by us in the directed share subscription program, these investors together with Safeguard Scientifics will own approximately 63.7% of our common stock after this offering. See "Directed Share Subscription Program." Some of our directors are affiliated with these investors. Jerry L. Johnson is an officer of Safeguard Scientifics, the parent of Safeguard Delaware, Inc., the general partner of Safeguard 98 Capital, L.P.; David G. Chandler is a managing director of William Blair Capital Partners; Mark J. DeNino is managing director of the management company for TL Ventures III; Samuel A. Plum is a general partner of SCP Private Equity Partners; and Bruce
A. Westphal is chairman of Bay Alarm Company. These investors may significantly influence and ultimately make decisions that are adverse to your interests as minority stockholders. These investors will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect our stock price. For more information, see "Principal and Selling Shareholders."

   In addition to their Pac-West investment, some of these investors have invested significantly in other telecommunications companies, Internet service providers, and related businesses, and they or their affiliates may make further similar investments in the future. Through these investments, these investors may develop relationships with businesses which are competitive with us. These relationships may lead to conflicts involving arrangements between Pac-West and the investors' other holdings. These investors are under no obligation to bring any investment or business opportunities of which they are aware to Pac-West, even if the opportunity is directly within the scope of our business operations. See "Certain Relationships and Related Transactions" and "Principal and Selling Shareholders."

Our rapid growth and limited historical financial information may make it difficult for you to completely evaluate us.

   On September 30, 1996, our predecessor transferred its telephone and answering service divisions to us. Before that time, we did not conduct any operations and, since that time, we have disposed of the answering service division and have focused our business strategy on operating as a competitive local exchange carrier. Due to significant changes in our operations since September 30, 1996, we believe that the financial information of the predecessor telephone and answering service divisions is not directly comparable to our results of operations. In addition, since September 30, 1996, we have had rapid growth and our industry has undergone substantial change. As a result you have limited comparable historical financial information on which to base your evaluation of us and this information may not be indicative of future results.

Variability of quarterly operating results could result in fluctuations in the trading price of the common stock.

   Our quarterly operating results have fluctuated, and will continue to fluctuate, significantly from period to period depending upon such factors as the success of our efforts to expand our customer base, changes in and the timing of expenditures relating to the continued expansion of our network, the level of reciprocal compensation received, the development of new services, the success of our sales and marketing efforts, changes in pricing policies by us and by our competitors, factors relating to our acquisition strategy and certain other factors. As a result, it is likely that in some future quarters our operating results will be below the expectations of investors and securities analysts. If this happens, the trading price of the common stock could decline.

Our stock price may fluctuate significantly following the offering and you could lose all or part of your investment as a result.

   Prior to the offering, there has been no public market for our common stock. We intend to have our common stock approved for quotation on the Nasdaq National Market. We do not know how our common stock will trade in the future. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

  . actual or anticipated fluctuations in our operating results;

  . changes in expectations as to our future financial performance or changes in financial estimates of securities analysts; and

  . the operating and stock price performance of other comparable companies.

   In addition, the stock market in general has experienced dramatic price and volume fluctuations from time to time. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuation which may continue indefinitely.

A decrease in a significant stockholder's holdings could result in a loss of revenue generated by business from that stockholder.

   Prior to our recapitalization, Bay Alarm Company held approximately 78.0% of our common stock. As a result of our recapitalization, Bay Alarm reduced its interest in Pac-West to 21.7% of our common stock and 22.8% of our outstanding convertible redeemable preferred stock and their interest will be reduced further as a result of this offering. Our sales to Bay Alarm Company and its subsidiary, InReach Internet LLC, collectively accounted for approximately 7.1%, 6.4% and 4.4% of our revenues for the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, respectively. The reduction in Bay Alarm's holdings in Pac-West may make it and its affiliates less likely to purchase goods and services from Pac-West in the future, which could have an adverse affect on our results of operations. See "Certain Relationships and Related Transactions" and "Principal and Selling Shareholders."

There will be immediate and substantial dilution to new stockholders in the offering.

   The initial public offering price is substantially higher than the net tangible book value per share of common stock that will be applicable immediately after the offering. The common stock you purchase in the offering will have a post-offering pro forma net tangible book value per share of $8.35 less than the assumed $11.00 per share price paid in the offering. See "Dilution."

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public market.

   Following the offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in the future. The market price of our common stock could decline as a result of sales of large numbers of shares of our common stock in the market following this offering, or the perception that sales could occur. These sales might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See "Shares Eligible for Future Sale."

Your stock ownership could be diluted if we need to sell additional shares of our common stock to finance future acquisitions.

   Part of our business strategy is to accelerate our market penetration, cross-sell additional services, diversify our customer base, and improve our operating profitability through the acquisition of competitive local exchange carriers or other telecommunications providers. In order to successfully complete targeted acquisitions, it may be necessary for us to issue additional equity securities that could dilute your stock ownership.

We will retain broad discretion in using the net proceeds to us from this offering and may spend a substantial portion in ways with which you do not agree.

   We will retain a significant amount of discretion over the application of the net proceeds to us from this offering as well as over the timing of our expenditures. Because of the number and variability of factors that determine our use of the net proceeds to us from the offering, we may apply the net proceeds to us from this offering in ways that vary substantially from our current intentions. For more information, see "Use of Proceeds."

Anti-takeover provisions could make a third-party acquisition of us difficult.

   Our bylaws provide that, following the closing of this offering, we will have a classified board of directors, with each board member serving a three-year term. The existence of a classified board could make it more difficult for a third-party to acquire us without the approval of our board even where such acquisition could have resulted in increased value to Pac-West shareholders.

Forward-looking statements may prove to be inaccurate.

   Some of the statements contained in this prospectus are forward-looking. The words "believe," "expect," "intend," "anticipate," "estimate," "plan," "future," and other similar expressions generally identify forward-looking statements. They include statements concerning:

  . liquidity and capital expenditures;

  . growth strategy;

  . acquisition activities;

  . regulatory matters affecting the telecommunications industry;

  . reciprocal compensation for Internet access services;

  . competitive conditions in the telecommunications industry;

  . projected growth of the telecommunications industry;

  . debt levels and ability to obtain financing and service debt;

  . general economic conditions; and

  . year 2000 issues.

   Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed in this section.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of our common stock offered by this prospectus of approximately $115.4 million, or approximately $129.4 million if the underwriters' over-allotment option is exercised in full. These estimates are based on an assumed initial public offering price of $11.00 per share and include the deduction of the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares being offered by Safeguard Scientifics.

   We intend to use a portion of the net proceeds to us from this offering for capital expenditures, including:

  . the purchase and installation of switches, transmission equipment and customer premises equipment in connection with our planned expansion;

  . the acquisition of rights of use in high-capacity dark fiber transport lines and related electronic equipment;

  . the enhancement of our network to provide additional value-added services; and

  . the improvement of our network management, billing and other back office systems.

   We will also use a portion of the net proceeds to us from this offering to fund working capital requirements and other general corporate purposes.

   In addition, we may use a portion of the net proceeds to us from this offering for possible future investments, acquisitions or strategic alliances in businesses or assets that are related or complementary to our existing business. We periodically evaluate investment, acquisition and strategic alliance candidates as a key part of our growth strategy. We currently have no commitments or agreements and are not involved in any negotiations with respect to these transactions.

   We currently intend to allocate substantial proceeds among the foregoing uses. The precise allocation of funds among these uses will depend on future commercial, technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. Because of the number and variability of factors that determine our use of the net proceeds to us from this offering, we cannot assure you that our application of the net proceeds will not vary substantially from our current intentions. Pending these uses, we intend to invest the net proceeds to us from this offering in short-term U.S. investment grade and government securities.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Declaration or payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our ability to pay dividends on the common stock is restricted by the provisions of our senior credit facility and our senior notes indenture. See "Description of Indebtedness."

                      DIRECTED SHARE SUBSCRIPTION PROGRAM

   As part of this offering, we are offering 2,300,000 shares and Safeguard Scientifics is offering 1,200,000 shares of our common stock in a directed share subscription program to shareholders of Safeguard Scientifics, one of our principal shareholders. Safeguard Scientifics is an underwriter with respect to the shares of our common stock offered to the shareholders of Safeguard Scientifics. Safeguard Scientifics is not an underwriter with respect to the other shares of our common stock offered and is not included in the term "underwriter" as used elsewhere in this prospectus.

   Safeguard Scientifics' shareholders may subscribe for one share of our common stock for every ten shares of Safeguard Scientifics' common stock held by them, and may not transfer the opportunity to subscribe to another person except involuntarily by operation of law. Persons who owned at least 100 shares of Safeguard Scientifics' common stock as of September 7, 1999 are eligible to purchase shares directly from us or Safeguard Scientifics under the program. Shareholders who own less than 100 shares of Safeguard Scientifics' common stock will be ineligible to participate in the directed share subscription program. Subscription orders will be satisfied first from the shares being sold by us, and then from the shares offered by Safeguard Scientifics. If any of the shares offered by us under the program are not purchased by the shareholders of Safeguard Scientifics, Safeguard Scientifics, directly or through its wholly-owned subsidiary Safeguard Delaware, Inc., will purchase these shares from us at the closing of this offering. This purchase obligation may not be transferred to anyone else and the only condition to the purchase obligation is the consummation of the underwritten public offering. Sales under the directed share subscription program will close on the day of the closing of the sale of the other shares offered to the public. It is expected that sales under the directed share subscription program will be reflected in each purchaser's book-entry account at the Depository Trust Company, if any, as soon as practicable after the closing of these sales. After the closing of these sales, we will mail stock certificates to all purchasers who do not maintain book-entry accounts at the Depository Trust Company.

   Prior to this offering, assuming the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share, Safeguard Scientifics beneficially owned 3,547,219 shares or approximately 10.6% of our common stock. After this offering, Safeguard Scientifics will beneficially own 2,347,219 shares or approximately 7.0% of our common stock, assuming that all 3,500,000 shares offered in the directed share subscription program are purchased by shareholders of Safeguard Scientifics. If the shareholders of Safeguard Scientifics do not purchase any of the shares offered in the directed share subscription program and Safeguard Scientifics purchases all of the shares offered by us in the directed share subscription program, Safeguard Scientifics will beneficially own 5,847,219 shares or approximately 17.5% of our common stock after this offering. The purchase price under the program, whether paid by Safeguard Scientifics or its shareholders, will be the same price per share as set forth on the cover page of this prospectus. For purposes of this prospectus, when we present information that reflects this offering, we have assumed that all shares offered under the directed share subscription program are purchased by shareholders of Safeguard Scientifics.

                                 CAPITALIZATION

   The following table shows our unaudited cash and cash equivalents, restricted cash and total capitalization as of June 30, 1999:

  . on an actual basis; and

  . on an as adjusted basis to reflect the sale of the 11,400,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and to reflect the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share.

   This table should be read in conjunction with the sections entitled "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including related notes thereto, included elsewhere in this prospectus.

                                                           As of June 30, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands,
                                                           except share and per
                                                               share data)
Cash and cash equivalents................................  $ 38,886   $154,286
                                                           ========   ========
Restricted cash (1)......................................  $ 20,066   $ 20,066
                                                           ========   ========
Total debt (including current maturities):
  13 1/2% senior notes due 2009..........................  $150,000   $150,000
  Notes payable..........................................       176        176
  Senior credit facility (2).............................       --         --
                                                           --------   --------
    Total debt...........................................   150,176    150,176

Convertible redeemable preferred stock, $0.001 par value,
 1,750,000 shares authorized, 1,750,000 shares issued and
 outstanding, including accrued cumulative dividends of
 $3,649, actual and no shares issued and outstanding, as
 adjusted................................................    48,649        --

Stockholders' equity (deficit):
  Common stock, $0.001 par value, 50,000,000 shares
   authorized, 17,587,458 shares issued and outstanding,
   actual, 33,410,094 shares issued and outstanding, as
   adjusted..............................................        18         33
  Additional paid-in capital.............................     6,580    170,614
  Notes receivable from stockholders.....................      (233)      (233)
  Retained earnings (deficit)............................   (81,999)   (81,999)
                                                           --------   --------
    Total stockholders' equity (deficit).................   (75,634)    88,415
                                                           --------   --------
      Total capitalization...............................  $123,191   $238,591
                                                           ========   ========

--------
(1) Restricted cash represents cash deposited in an interest reserve trust account to fund the first two interest payments due under our senior notes, the first of which was paid on August 2, 1999.
(2) Our senior credit facility provides for initial maximum borrowings of $20.0 million and future borrowings of up to an additional $20.0 million for working capital and general corporate purposes. See "Description of Indebtedness--Senior Credit Facility."

The number of shares of common stock as adjusted for this offering excludes:

  . any shares of common stock to be issued pursuant to the over-allotment option;

  . 1,428,700 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.48 per share as of June 30, 1999; and

  . 1,721,300 shares of common stock issuable upon the exercise of options reserved for grant under our stock option plans as of June 30, 1999.

                                    DILUTION

   Our net tangible book value (deficit) as of June 30, 1999 was $(75,634,000) or $(4.30) per share. Net tangible book value (deficit) is total assets minus the sum of liabilities and intangible assets. Our net tangible book value (deficit) per share is net tangible book value (deficit) divided by the total number of shares outstanding before the offering.

   Our unaudited pro forma net tangible book value (deficit) on June 30, 1999 was approximately $(26,985,000) or $(1.23) per share of common stock. Pro forma net tangible book value (deficit) is total assets minus the sum of liabilities and intangible assets. Pro forma net tangible book value (deficit) per share is net tangible book value divided by the total number of shares outstanding before the offering and after giving effect to the conversion of all outstanding shares of our convertible redeemable preferred stock upon the closing of this offering.

   After giving effect to adjustments relating to the offering, our unaudited pro forma as adjusted net tangible book value on June 30, 1999 would have been $88,415,000 or $2.65 per share. The adjustments made to determine pro forma as adjusted net tangible book value per share are the following:

  . an increase in the total assets to reflect the net proceeds of the offering as described under "Use of Proceeds" assuming that the initial public offering price will be $11.00 per share; and

  . the addition of the number of shares offered by this prospectus to the number of common shares outstanding.

   The following illustrates the pro forma increase in net tangible book value of $3.88 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

   Assumed initial public offering price per share..............          $11.00
   Pro forma net tangible book value (deficit) per share as of
    June 30, 1999...............................................  $(1.23)
   Increase per share attributable to the offering..............    3.88
                                                                  ------
   Pro forma as adjusted net tangible book value per share after
    giving effect to the offering...............................            2.65
                                                                          ------
   Dilution per share to new investors..........................          $ 8.35
                                                                          ======

   The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes that the initial public offering price will be $11.00 per share.

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 22,010,094   65.9% $ 41,908,000   25.0%  $ 1.90
New investors................. 11,400,000   34.1   125,400,000   75.0    11.00
                               ----------  -----  ------------  -----
    Total..................... 33,410,094  100.0% $167,308,000  100.0%
                               ==========  =====  ============  =====

   The calculations above exclude from the number of outstanding shares of common stock:

  . any shares of common stock to be issued pursuant to the underwriters' over-allotment option;

  . 1,428,700 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.48 per share as of June 30, 1999; and

  . 1,721,300 shares of common stock issuable upon the exercise of options reserved for grant under our stock option plans as of June 30, 1999.

   In addition, the calculations above assume the 2,300,000 shares offered by us pursuant to the directed share subscription program are purchased by the shareholders of Safeguard Scientifics and exclude 1,200,000 shares offered by Safeguard Scientifics to its shareholders, for which no proceeds will be received by us.

   If all of the options outstanding as of June 30, 1999 had been exercised at that date, there would be additional dilution to new investors.

                            SELECTED FINANCIAL DATA

   The following table sets forth selected financial data of:

  . our predecessor's telephone and answering service divisions for the unaudited years ended December 31, 1994 and 1995 and for the nine month period ended September 30, 1996, and

  . Pac-West for the period from our commencement on October 1, 1996 to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the unaudited six month periods ended June 30, 1998 and 1999.

Our selected financial data as of the dates and for the periods indicated were derived from audited and unaudited financial statements contained elsewhere in this prospectus and the unaudited financial statements of our predecessor's telephone and answering service divisions for the years ended December 31, 1994 and December 31, 1995. The unaudited financial data as of June 30, 1998 and 1999 and for the six month periods ended June 30, 1998 and June 30, 1999 include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results of operations that we expect for the full 1999 calendar year. The following selected financial information should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the related notes thereto, included elsewhere in this prospectus.

   The "As Adjusted" selected balance sheet data reflects the sale of the 11,400,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share.

   On October 1, 1996, we began operations when our predecessor company transferred its telephone and answering service divisions to Pac-West. As a result, this prospectus includes our audited financial statements for the period from our commencement on October 1, 1996 to December 31, 1996, and for the years ended December 31, 1997 and 1998. Due to the significant changes in our operations since September 30, 1996, we believe that the financial information of our predecessor's telephone and answering service divisions is not directly comparable to our current results of operations. Accordingly, you have limited comparable historical financial information upon which to base your evaluation of our past performance and the value of investing in our common stock.

   Except as discussed below, we recognize revenues for telecommunications services when service is provided. Such revenues include reciprocal compensation due under our new interconnection agreement with Pacific Bell. Reciprocal compensation due under our previous interconnection agreements with Pacific Bell and GTE is recognized as revenue only to the extent received in cash. Pacific Bell and GTE have each refused to pay the portion of reciprocal compensation due under the prior agreements which they estimate is the result of inbound traffic terminating to Internet service providers. Pacific Bell and GTE argue that such calls are not local within the meaning of their interconnection agreements and therefore assert no reciprocal compensation is due. See Note 5 to the audited financial statements, "Risk Factors--We may not be entitled to receive reciprocal compensation for calls to Internet service providers" and "Business--Regulatory Proceedings--Interconnection Agreements."

   Adjusted EBITDA represents earnings before interest, net; income taxes; depreciation and amortization; further adjusted for the costs of merger and recapitalization; transaction bonuses and consultant's costs; and extraordinary item. Included in other (income) expense, net, is interest income of $11,000, $20,000, $15,000, $5,000, $90,000, $327,000, $128,000 and $1,185,000 for the
predecessor telephone and answering service divisions for the years ended December 31, 1994 and 1995, and for the nine month period ended September 30, 1996, and for Pac-West for the period from commencement on October 1, 1996 to December 31, 1996, for the years ended December 31, 1997 and 1998, and for the six month periods ended June 30, 1998 and 1999, respectively. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe it is a common measure used by analysts and investors in comparing a company's results with those of similar companies as well as to evaluate the capacity of a company to service its obligations.

                             Predecessor Telephone and
                            Answering Service Divisions                Pac-West Telecomm, Inc.
                           -------------------------------- -------------------------------------------------
                                                            Period from
                                                            Commencement
                                                                 on
                              Year Ended       Nine Month    October 1,     Year Ended      Six Month Period
                             December 31,     Period Ended    1996 to      December 31,      Ended June 30,
                           -----------------  September 30, December 31, -----------------  -----------------
                             1994     1995        1996          1996      1997      1998     1998      1999
                           ------------------ ------------- ------------ -------  --------  -------  --------
                                   (in thousands)               (in thousands, except per share data)
Statements of Operations
 Data:
Revenues.................  $  6,775  $ 8,900     $ 8,737      $ 4,232    $29,551  $ 42,211  $19,932  $ 30,264
Costs and expenses:
 Operating costs.........     2,959    3,498       4,202        2,064     12,060    15,344    7,791     8,753
 Selling, general and
  administrative:
 Selling, general and
  administrative.........     2,687    3,011       3,123        1,519      7,367    10,779    4,219     9,563
 Transaction bonuses and
  consultant's costs (1).       --       --          --           --         --      3,798      --        --
 Depreciation and
  amortization...........       495      512         549          299      2,204     4,106    1,701     3,292
                           --------  -------     -------      -------    -------  --------  -------  --------
 Income from operations..       634    1,879         863          350      7,920     8,184    6,221     8,656
Interest expense.........        19       93          33          105        932     4,199      786     8,502
(Gain) on disposal of
 answering service
 division................       --       --          --           --        (385)      --       --        --
Costs of merger and
 recapitalization (1)....       --       --          --           --         --      3,004       81       --
Other (income) expense,
 net.....................       (11)     (17)        (34)          11       (119)     (330)    (128)   (1,185)
                           --------  -------     -------      -------    -------  --------  -------  --------
 Income before provision
  for income taxes and
  extraordinary item.....       626    1,803         864          234      7,492     1,311    5,482     1,339
Provision for income
 taxes...................       250      722         345           94      2,997     1,561    2,193       535
                           --------  -------     -------      -------    -------  --------  -------  --------
 Income (loss) before
  extraordinary item.....       376    1,081         519          140      4,495      (250)   3,289       804
Extraordinary item--loss
 on early extinguishment
 of debt, net of income
 tax benefit of $278 (1).       --       --          --           --         --       (417)     --        --
                           --------  -------     -------      -------    -------  --------  -------  --------
Net income (loss)........  $    376  $ 1,081     $   519      $   140    $ 4,495  $   (667) $ 3,289  $    804
                           ========  =======     =======      =======    =======  ========  =======  ========
Basic and diluted income
 (loss) before
 extraordinary item per
 share...................                                     $  1.00    $ 32.11  $  (0.30) $ 23.49  $  (0.09)
Basic and diluted net
 income (loss) per share.                                     $  1.00    $ 32.11  $  (0.38) $ 23.49  $  (0.09)
Basic and diluted
 weighted average shares
 outstanding.............                                         140        140     5,244      140    17,587
Other Financial Data:
Reciprocal compensation
 withheld................  $    --   $   --      $   --       $   --     $ 3,793  $ 32,591  $12,912  $ 28,371
Adjusted EBITDA..........     1,129    2,388       1,431          633     10,538    16,091    7,922    11,948
Adjusted EBITDA margin %.      16.7%    26.8%       16.4%        15.0%      35.7%     38.1%    39.7%     39.5%
Cash provided by (used
 in):
 Operating activities....  $  1,018  $ 1,758     $ 1,092      $    75    $ 5,876  $ 12,033  $ 7,387  $ 20,741
 Investing activities....    (1,155)  (1,266)     (2,523)      (1,682)    (6,619)  (42,031)  (7,433)  (41,604)
 Financing activities....       196     (350)      1,778        1,549      3,658    41,631    3,018    44,513
Balance Sheet Data (as of period
 end):
Cash and cash
 equivalents.............  $    257  $   399     $   746      $   688    $ 3,603  $ 15,236  $ 6,575  $ 38,886
Restricted cash (2)......       --       --          --           --         --        --       --     20,066
Working capital
 (deficit)...............      (321)    (219)        626          398      2,598    15,532    3,167    44,643
Equipment, vehicles and
 leasehold improvements,
 net.....................     2,311    3,065       5,883        9,483     19,079    57,294   25,155    76,010
Total assets.............     3,945    5,141       8,641       12,966     27,528    82,493   36,571   150,208
Total long-term debt.....       509      149       2,536        5,690     12,206   100,116   15,048   150,062
Convertible redeemable
 preferred stock,
 including accrued
 cumulative dividends of
 $1,324 at December 31,
 1998 and $3,649 at June
 30, 1999................       --       --          --           --         --     46,324      --     48,649
Stockholders' equity
 (deficit)...............     1,445    2,526       4,037        4,177      8,672   (74,113)  11,961   (75,634)

-------
(1) Transaction bonuses and consultant's costs, costs of merger and recapitalization, and the extraordinary item all relate to our recapitalization described in Note 1 to the audited financial statements included elsewhere in this prospectus.
(2) Restricted cash represents cash deposited in an interest reserve trust account to fund the first two interest payments under our senior notes, the first of which was paid on August 2, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Pac-West is a rapidly-growing provider of integrated communications services in the western United States. Our customers include Internet service providers, small and medium businesses and enhanced communications service providers, many of which are communications intensive users. Our predecessor, also known as Pac-West Telecomm, Inc., began selling office phone systems in 1980 and reselling long distance service to small and medium businesses and residential customers in 1982. Beginning in 1986, our predecessor began offering paging and telephone answering services to its customers. Effective September 30, 1996, our predecessor transferred its telephone and answering service divisions to us. Prior to September 30, 1996, we did not conduct any operations and, since that time, we have disposed of the answering service division and have focused our business strategy on operating as a provider of integrated communications services. For the year ended December 31, 1998 and for the six month period ended June 30, 1999, recognizing compensation from other communications companies for completing their customers' calls only to the extent such compensation was actually received in cash, we had net revenues of approximately $42.2 million and $30.3 million and adjusted EBITDA of approximately $16.1 million and $11.9 million, respectively.

Factors Affecting Operations

   Revenues. We derive our revenues from monthly recurring charges, usage charges and initial non-recurring charges and telephone equipment sales and service. Monthly recurring charges include the fees paid by customers for lines in service and additional features on those lines, as well as equipment collocation services. Usage charges consist of fees paid by end users for each call made, fees paid by incumbent local exchange carriers as reciprocal compensation for completion of their customers' calls through Pac-West, and access charges paid by carriers for long distance traffic terminated by Pac-West. Initial non-recurring charges are paid by end users, if applicable, for the initiation of our service.

   We derive a substantial portion of our revenues from reciprocal compensation paid by incumbent local exchange carriers with which we have interconnection agreements. Reciprocal compensation revenues increased significantly in recent fiscal quarters as a result of increasing inbound call volume from our Internet service provider and other customers. For the years ended December 31, 1997 and 1998 and for the six month periods ended June 30, 1998 and 1999, recorded reciprocal compensation accounted for approximately 37.4%, 37.1%, 36.9% and 41.8%, respectively, of our revenues. As of June 30, 1999, two incumbent local exchange carriers with which we have interconnection agreements, Pacific Bell and GTE, refused to pay that portion of reciprocal compensation due under their prior agreement that they estimated was the result of inbound calls terminating to Internet service providers. These incumbent local exchange carriers contended that such Internet service provider calls are not local calls within the meaning of their respective interconnection agreements and claimed that no reciprocal compensation was therefore payable. The total reciprocal compensation withheld by these incumbent local exchange carriers and not included in revenues was $3.8 million for the year ended December 31, 1997, $32.6 million for the year ended December 31, 1998 and $28.4 million for the six month period ended June 30, 1999. On September 9, 1999, Pac-West entered into a settlement agreement with Pacific Bell regarding our claims for unpaid reciprocal compensation under our prior interconnection agreement. Under the terms of the settlement agreement, Pacific Bell agreed to pay $20.0 million to Pac-West and $20.0 million to certain stockholders of Pac-West as of the date of the recapitalization in settlement of those claims. As a result of these payments, the terms of our September 1998 recapitalization requiring additional distributions to certain of our shareholders have been satisfied. As of September 30, 1999, the total amount of reciprocal compensation, including late fees, which remains withheld by incumbent local exchange carriers is approximately $7.2 million.
   On June 24, 1999, the California Public Utilities Commission adopted a decision in an arbitration proceeding between us and Pacific Bell which held that reciprocal compensation would be payable for Internet service provider calls under our new interconnection agreement with Pacific Bell which became effective on June 29, 1999. Pacific Bell has paid the full amount of our billings for calls since the effective date of the new agreement. On August 25, 1999, we, along with the commissioners of the California Public Utility Commission and others, were named as a defendant in an action filed by GTE California. The action challenges the legality of the California Public Utility Commission's decisions regarding reciprocal compensation as discussed above. We intend to seek dismissal of the action or otherwise contest the claims of GTE California. The obligation of GTE or other local exchange carriers to pay this reciprocal compensation under its current agreement is currently under review by both state and federal regulators. See "Certain Relationships and Related Transactions."

   We expect that reciprocal compensation will continue to represent a significant portion of our revenues in the future. We are currently negotiating and implementing new interconnection agreements and the terms of the related reciprocal compensation. The per minute reciprocal compensation rate we receive from Pacific Bell under our new agreement is significantly lower than it was under our previous agreement. Based on current market conditions, we also expect that the per minute reciprocal compensation rate will similarly decline from historic rates under any other future interconnection agreements. See "Risk Factors--A failure to establish interconnection agreements on favorable terms would adversely affect our business" and "--We may not be entitled to receive reciprocal compensation for calls to Internet service providers."

   Operating Costs. Operating costs are comprised primarily of leased transport charges, usage charges for long distance and intrastate calls and, to a lesser extent, reciprocal compensation related to calls that originate with a Pac-West customer and terminate on the network of an incumbent local exchange carrier or other competitive local exchange carrier. Our leased transport charges are the lease payments we incur for the transmission facilities used to connect our customers to our switch and to connect to the incumbent local exchange carrier and other competitive local exchange carrier networks. Our strategy of leasing rather than building our own transport facilities results in our operating costs being a significant component of total costs.

   Selling, General and Administrative Expenses. Our recurring selling, general and administrative expenses include network development, administration and maintenance costs, selling and marketing, customer service, information technology, billing, corporate administration and personnel. We expect to incur significant selling and marketing costs as we continue to expand our operations, a significant amount of which will be incurred in a particular market before the switch becomes operational and begins to generate revenue. Consequently, selling and marketing expenses are expected to increase until implementation of our expansion plan is substantially complete. We will incur other costs and expenses, including the costs associated with the development and maintenance of our networks, administrative overhead, premises leases and bad debts. We expect that these costs will grow significantly as we expand our operations and that sales and marketing and administrative overhead will be a large portion of these expenses during the start-up phase in each of our new markets.

Results of Operations

   The following table summarizes the results of operations as a percentage of revenues for:

  (1) Our predecessor's telephone and answering service divisions for the nine month period ended September 30, 1996 and Pac-West for the period from our commencement on October 1, 1996 to December 31, 1996 on a combined basis; and

  (2) Pac-West for the years ended December 31, 1997 and 1998 and for the unaudited six month periods ended June 30, 1998 and 1999.

The "Combined" column in the following table combines the results of operations of our predecessor's telephone and answering service divisions for the nine month period ended September 30, 1996 with those of Pac-West for the period from our commencement on October 1, 1996 to December 31, 1996. Due to the significant changes in our operations since September 30, 1996, we believe that the financial information of our predecessor telephone and answering service divisions is not directly comparable to our results of operations. As a result, prospective investors are cautioned not to place undue reliance on such financial information. The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus.

   Selling, general and administrative expenses and income from operations for the year ended December 31, 1998 include $3.8 million of one-time transaction bonuses and consultant's costs. Excluding these transaction bonuses and consultant's costs, selling, general and administrative expenses were 25.5% of revenues and income from operations was 28.4% of revenues for that period. The net loss for 1998 includes the costs of the recapitalization of $3.0 million, transaction bonuses and consultant's costs of $3.8 million and the extraordinary loss on early extinguishment of debt of $0.7 million before income tax benefit.

                                           Combined  Pac-West Telecomm, Inc.
                                           --------- --------------------------
                                                                    Six Month
                                                                     Period
                                                Year Ended         Ended June
                                               December 31,            30,
                                           ----------------------  ------------
                                             1996    1997   1998   1998   1999
                                           --------- -----  -----  -----  -----
   Statements of Operations Data:
   Revenues..............................    100.0%  100.0% 100.0% 100.0% 100.0%
   Operating costs.......................     48.3    40.8   36.4   39.1   28.9
   Selling, general and administrative
    expenses.............................     35.8    24.9   34.5   21.2   31.6
   Depreciation and amortization expense.      6.5     7.5    9.7    8.5   10.9
   Income from operations................      9.4    26.8   19.4   31.2   28.6
   Net income (loss).....................      5.1    15.2   (1.6)  16.5    2.7

 Six Month Period Ended June 30, 1999 Compared to Six Month Period Ended June 30, 1998

   Revenues for the six month period ended June 30, 1999 increased $10.4 million to $30.3 million from $19.9 million for the corresponding period in 1998. The increase in revenues was primarily attributed to an increase of $5.3 million in paid local interconnection revenues and an increase of $4.1 million in recurring charges and installation charges billed directly to Internet service providers.

   In the third quarter of 1998, we installed new higher capacity switches at our Stockton and Los Angeles switching sites. During the fourth quarter of 1998, we expanded switch capacity to existing and new customers. In the second quarter of 1999, we activated a new higher capacity switch in Oakland and continued to expand our switching capacity in Los Angeles. Our revenues for the second quarter of 1999 significantly increased compared to the second quarter of 1998 as a result of additional switch capacities, and increased utilization of our expanded switch capacities, primarily attributable to Internet service provider customers. In addition, new service orders from small and medium businesses have continued to accelerate in the second quarter of 1999 as we have built our sales force.

   The number of access lines in service increased 137% to 76,263 as of June 30, 1999 from 32,176 as of June 30, 1998. Billable minutes of use were 6.6 billion in the first half of 1999, up 105% from 3.2 billion for the first half of 1998.

   Inbound local calls and minutes subject to reciprocal compensation revenues in accordance with interconnection agreements increased 65% and 106%, respectively, for the first half of 1999 over the first half of 1998. However, for reasons discussed elsewhere in this prospectus, the incumbent local exchange carriers paid only 31% of the reciprocal compensation billings for the first half of 1999 as compared to paying 36% in 1998. The net effect of those significant increases in inbound local calls and minutes, offset by the lower payment percentage, resulted in the $5.3 million or 72% increase in paid interconnection revenues.

   The $4.1 million increase in the first half of 1999 over the first half of 1998 in direct billings to Internet service providers represented a 94% year to year increase. Lines used by our Internet service providers significantly increased in the first half of 1999 over the same period in 1998 to 60,401 lines in service by Internet service providers at June 30, 1999, from 28,108 lines in service at June 30, 1998.

   Our operating costs for the six month period ended June 30, 1999 increased $1.0 million to $8.8 million from $7.8 million for the corresponding period in 1998. Our operating costs as a percentage of revenues decreased to 28.9% for the six month period ended June 30, 1999 from 39.1% for the corresponding period in 1998. The increase in operating costs was primarily due to an increase in network operations associated with a higher level of telecommunications activity. We made significant investments in our telephone infrastructure during the second half of 1998 and the first half of 1999 to accommodate future growth of our communications services. As a result of increased utilization of our newly installed switching equipment and the use of higher capacity transmission facilities, our operating costs decreased as a percentage of revenues.

   Our selling, general and administrative expenses for the six month period ended June 30, 1999 increased $5.4 million to $9.6 million from $4.2 million for the corresponding period in 1998. As a percentage of revenues, our selling, general and administrative expenses increased to 31.6% for the six month period ended June 30, 1999 from 21.2% in the corresponding period in 1998. The increase in selling, general and administrative expenses was primarily due to the addition of 36 employees in sales and marketing; an increase in network operational, development and administration costs, including 21 additional network employees; an increase of 20 service technicians; and 11 additional employees in other administration, customer service and information technology functions. Our total number of our employees increased from 99 at June 30, 1998 to 187 at June 30, 1999.

   Our depreciation and amortization expense for the six month period ended June 30, 1999 increased $1.6 million to $3.3 million from $1.7 million for the corresponding period in 1998. Depreciation and amortization as a percentage of revenues increased to 10.9% for the six month period ended June 30, 1999 from 8.5% in the corresponding period in 1998. The increase in depreciation and amortization expense was primarily due to the additional depreciation on the portion of the $42.5 million of equipment acquired during 1998 which has been placed in service. As the equipment acquired in 1999 is placed in service, depreciation expense as a percentage of revenues is expected to increase in subsequent quarters.

   Our interest expense for the six month period ended June 30, 1999 increased $7.7 million to $8.5 million from $0.8 million in the corresponding period in 1998. The increase in interest expense was primarily due to the financing of a significant portion of the $42.5 million of equipment acquired during 1998 and interest on the $150 million senior notes issued on January 29, 1999, including amortization over 10 years of the related deferred financing costs associated with that offering. In addition, the interest rate on the senior notes since January 29, 1999 is a higher interest rate than the rates paid on the equipment financings outstanding in the first half 1998.

   Our combined effective federal and state tax rate was 40% for the first half of both 1999 and 1998.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Our revenues for the year ended December 31, 1998 increased $12.6 million to $42.2 million from $29.6 million for 1997. The increase in revenues was primarily attributed to an increase of $4.6 million in paid interconnection revenues, an increase of $5.1 million in recurring charges and installation charges billed directly to Internet service providers, an increase of $1.2 million in local and long distance usage revenues, and an increase of $0.8 million in dedicated transport revenues.

   Inbound local calls and minutes subject to reciprocal compensation revenues in accordance with interconnection agreements increased 128% and 232%, respectively, 1998 over 1997. However, for reasons discussed elsewhere in this prospectus, the incumbent local exchange carriers paid only 32% of the reciprocal compensation billings in 1998 as compared to paying 74% in 1997. The net effect of these significant increases in inbound local calls and minutes, partially offset by the significantly lower payment percentage, resulted in the $4.6 million or 42% increase in paid interconnection revenues.

   The $5.1 million increase in 1998 over 1997 in direct billings to Internet service providers represented a 106% year over year increase. Lines used by our Internet service providers significantly increased from 1997 to 1998, from 18,430 lines in service by Internet service providers at December 31, 1997 to 41,135 lines in service at December 31, 1998.

   The $1.2 million increase in outbound local and long distance revenues, including 800 number and travel card calls, represented a 23% increase in 1998 over 1997. This increase is directly related to our focus on providing services to high-volume, telecommunication intensive users and to small and medium businesses.

   The $0.8 million or 25% increase in dedicated transport revenues primarily related to increased data networking services for private corporate networks.

   Our operating costs for the year ended December 31, 1998 increased $3.2 million to $15.3 million from $12.1 million for 1997. Our operating costs as a percentage of revenues decreased to 36.4% for the year ended December 31, 1998 from 40.8% for 1997. The increase in operating costs was primarily due to an increase in network operations associated with the higher level of revenues. We made significant investments in our telephone infrastructure beginning in the second half of 1996 through 1998 to accommodate future growth of competitive local exchange carrier services. As a result of increased utilization of our newly installed switching equipment and the use of higher capacity transmission facilities, our operating costs decreased as a percentage of revenues.

   Excluding $3.8 million of bonuses paid to certain key executives in connection with their assistance with our recapitalization and consulting payments made to our current President in connection with services provided by him prior to his joining Pac-West, our selling, general and administrative expenses for the year ended December 31, 1998 increased $3.4 million to $10.8 million from $7.4 million for 1997. Excluding the $3.8 million of transaction bonuses and consultant's costs, our selling, general and administrative expenses as a percentage of revenues increased to 25.5% for the year ended December 31, 1998 from 24.9% in 1997. Selling, general and administrative expense in 1998 reflects a 79% increase in the number of employees, a $0.6 million increase in facility costs and a $1.6 million increase in payroll costs related to the increased hiring of technology, sales, administrative and support personnel.

   Our depreciation and amortization expense for the year ended December 31, 1998 increased $1.9 million to $4.1 million from $2.2 million for 1997. Depreciation and amortization as a percentage of revenues increased to 9.7% for the year ended December 31, 1998 from 7.5% in 1997. The increase in depreciation and amortization expense was primarily due to the additional depreciation on the $7.7 million of equipment acquired during the second half of 1997 and the $20.1 million of equipment acquired during the first nine months of 1998.

   Our interest expense for the year ended December 31, 1998 increased $3.3 million to $4.2 million from $0.9 million in 1997. The increase in interest expense was primarily due to an increase in long-term debt during 1998. The increase in long-term debt in 1998 was primarily due to $10.5 million of new borrowings during the year to finance the purchase of network equipment, and due to incremental borrowings of approximately $53.0 million in connection with the merger and recapitalization.

   Our tax provision for 1998 reflects the impact of the nondeductibility of a substantial portion of the costs associated with the recapitalization. Excluding the impact of these one-time costs, our combined effective federal and state tax rate for 1998 was 40%, consistent with 1997's effective tax rate.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Our revenues for 1997 increased $16.6 million to $29.6 million from $13.0 million in 1996. The increase in revenues was primarily attributed to an increase of $10.4 million in local interconnection revenues, an increase of $3.7 million in recurring charges and installation charges billed directly to Internet service providers, an increase of $0.7 million in local and long distance usage revenues and an increase of $1.0 million in dedicated transport revenues.

   Both local interconnection revenues and billings to Internet service providers were new types of revenues in mid 1996 with less than $1.0 million of each type of revenue being recorded in 1996. Local and long distance usage revenues increased 15% in 1997 over 1996, which increase was due to our focus on business customers. Dedicated transport revenues increased 42% in 1997 over 1996 primarily due to increased data networking services for private corporate networks.

   Our operating costs for 1997 increased $5.8 million to $12.1 million from $6.3 million in 1996. Our operating costs as a percentage of revenues decreased to 40.8% in 1997 from 48.3% in 1996. The decrease in operating costs as a percentage of revenues was primarily due to an increase in revenues from higher-margin, competitive local exchange carrier related services.

   Our selling, general and administrative expenses increased $2.8 million to $7.4 million from $4.6 million in 1996. Our selling, general and administrative expenses as a percentage of revenues decreased to 24.9% for the year ended December 31, 1997 from 35.8% for 1996. The increase in selling, general and administrative expenses was primarily due to an increase in hiring of additional sales, marketing and administrative personnel and a $0.5 million increase in facility costs. The decrease in selling, general and administrative expenses, as a percentage of revenues, was primarily due to the lower selling and marketing expenses associated with the addition of Internet service provider customers and a rapid increase in revenues from Internet service provider customers.

   Our depreciation and amortization expense in 1997 increased $1.4 million to $2.2 million from $0.8 million in 1996. Depreciation and amortization as a percentage of revenues increased to 7.5% for the year ended December 31, 1997 from 6.5% in 1996. The increase in depreciation and amortization expense was primarily due to the additional depreciation on the $3.9 million of equipment acquired during the fourth quarter of 1996 and the $11.9 million of capital equipment acquired during 1997.

   Our interest expense in 1997 increased $0.8 million to $0.9 million from $0.1 million in 1996. The increase in interest expense was primarily due to the additional interest expense on the $4.7 million of equipment financings entered into during the fourth quarter of 1996 and $10.7 million of equipment financings entered into during 1997. Total debt increased from $7.0 million at December 31, 1996 to $15.7 million at December 31, 1997.

   Our combined effective federal and state tax rate was 40% for both 1997 and 1996.

 Quarterly Operating and Statistical Data

   The following table sets forth unaudited operating and statistical data for each of the specified quarters of 1998 and 1999. The operating and statistical data for any quarter are not necessarily indicative of results for any future period.

                                             Quarter Ended
                            -----------------------------------------------------
                                          1998                        1999
                            -----------------------------------  ----------------
                            Mar. 31  June 30  Sept. 30  Dec. 31  Mar. 31  June 30
                            -------  -------  --------  -------  -------  -------
Ports equipped............. 90,000   90,000   174,000   220,800  251,520  309,120
Lines sold to date......... 29,930   34,176    39,641    62,088   74,026   80,984
Lines in service to date... 27,930   32,176    35,141    48,517   67,691   76,263
Estimated data lines (% of
 installed lines)..........     93%      92%       89%       88%      85%      82%
Lines on switch %..........     95%      95%       95%       96%      96%      96%
Internet service provider
 and enhanced
 communications service
 provider customer lines
 collocated %..............     89%      90%       90%       89%      83%      81%
Quarterly minutes of use
 switched (in millions)....  1,488    1,745     2,002     2,494    3,116    3,523
Metropolitan statistical
 areas served..............     25       25        25        25       25       25
Capital expenditures (in
 thousands)................ $1,275   $6,588   $13,031   $21,572  $ 3,633  $18,275
Employees..................     84       99       112       140      168      187

Liquidity and Capital Resources

   Net cash provided by operating activities was $20.7 million for the six month period ended June 30, 1999 compared to $7.4 million for the six month period ended June 30, 1998. This increase primarily reflects an increase in accounts payable for new switching equipment received in late June 1999 plus $8.5 million of accrued interest on our senior notes. Net cash provided by operating activities was $12.0 million for the year ended December 31, 1998 compared to $5.9 million for the year ended December 31, 1997. This increase primarily reflects increased accounts payable and accrued liabilities of $5.9 million. Net cash provided by operating activities for the period from our commencement on October 1, 1996 to December 31, 1996 and for our predecessor's telephone and answering service divisions for the nine month period ended September 30, 1996 was $75,000 and $1,092,000, respectively.

   Net cash used in investing activities was $41.6 million for the six month period ended June 30, 1999 compared to $7.4 million for the six month period ended June 30, 1998. During the six month period ended June 30, 1999, we invested $21.9 million in new switching and related equipment as compared to $7.9 million during the comparable 1998 period. Further, in the first half of 1999, $19.7 million of the proceeds from the issuance of our senior notes was used to purchase short-term investments to fund the interest reserve trust account for the notes. Net cash used in investing activities was $42.0 million for the year ended December 31, 1998 compared to $6.6 million for the year ended December 31, 1997. During 1998, we invested approximately $41.0 million in new switching and related equipment and leasehold improvements to expand switching capacity in Los Angeles, Oakland and Stockton, California. During 1997, our investment of approximately $6.7 million in new switching and related equipment and leasehold improvements was partially offset by $0.5 million of proceeds from the disposition of assets. Net cash used in investing activities for the period from our commencement on October 1, 1996 to December 31, 1996 and for our predecessor's telephone and answering service divisions for the nine month period ended September 30, 1996 were $1.7 million and $2.5 million, respectively.

   Net cash provided by financing activities was $44.5 million for the six month period ended June 30, 1999 compared to $3.0 million for the six month period ended June 30, 1998. The net cash provided in the six month period ended June 30, 1999 was primarily attributable to proceeds from the issuance of $150 million of our senior notes reduced by the payoff of $100 million of senior secured borrowings. Net cash provided by financing activities was $41.6 million for the year ended December 31, 1998 compared to $3.7 million for 1997. The net cash provided in 1998 was primarily attributable to $37.8 million of proceeds from the sale of our common and convertible redeemable preferred stock, $75.4 million of proceeds from senior secured borrowings in connection with the recapitalization, less $74.0 million of payments to existing stockholders. See "Certain Relationships and Related Transactions--Recapitalization." Net cash provided by financing activities for the period from our commencement on October 1, 1996 to December 31, 1996 and for our predecessor's telephone and answering service divisions for the nine month period ended September 30, 1996 was $1.5 million and $1.8 million, respectively.

   The local telecommunications services business is capital intensive. Our operations have required and will continue to require substantial capital investment for the design, acquisition, construction and implementation of our network. Capital expenditures, including amounts financed under capital leases, were $21.9 million for the first half of 1999, $42.5 million for the year ended December 31, 1998, $11.9 million for the year ended December 31, 1997 and $3.9 million for the period from our commencement on October 1, 1996 to December 31, 1996. Of the $42.5 million of capital expenditures during 1998, $25.6 million was included in construction in progress at December 31, 1998 and therefore is not being depreciated until placed in service in 1999. We expect to make additional capital expenditures between $20 and $30 million during the balance of 1999. Planned capital expenditure projects during the remainder of 1999 include: completion of an upgraded and expanded switch at the existing Oakland, California facility; construction of switching facilities in Seattle, Washington; addition of a second switch in Los Angeles, California; and implementation of a new billing and operations support system. Our business plan, as currently contemplated, including the capital expenditures for the remainder of 1999, anticipates capital expenditures of approximately $175 million through 2001. The actual cost of our planned expansion will depend on a variety of factors, including the cost of the development of our network in each of our new markets, the extent of competition and pricing of the telecommunications services in such markets, and the acceptance of our services. Accordingly, our actual capital requirements may exceed the amounts described above.

   Our senior credit facility provides for initial maximum borrowings of $20.0 million and future borrowings of up to an additional $20.0 million for working capital and other general corporate purposes, and bears interest, at our option, at:

  (1) the base rate, as defined in the senior credit facility; or

  (2) the LIBOR rate, as defined in the senior credit facility, plus between 2.25% and 3.5%.

As of June 30, 1999, there were no amounts outstanding under this facility and the borrowing rate would have been approximately 8.0%. Our borrowings under the senior credit facility will be secured by all of our assets. The senior credit facility has a three year term. See "Description of Indebtedness."

   Our principal sources of funds following this offering are anticipated to be current unrestricted cash balances, cash flows from operating activities, borrowings under the senior credit facility and restricted cash. We believe that these funds together with the net proceeds to us from this offering will provide us with sufficient liquidity to fund our business plan through 2001. No assurance can be given, however, that this will be the case. Depending upon our rate of growth and profitability, especially if we pursue any significant acquisitions, we may require additional equity or debt financing to meet our working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

   Instruments governing our indebtedness, including the senior credit facility and the senior notes indenture, contain financial and other covenants that restrict, among other things, our ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of our assets. Such limitations, together with our highly leveraged nature, could limit corporate and operating activities, including our ability to respond to market conditions to provide for unanticipated capital investments or to take advantage of business opportunities. We have purchased and pledged to the trustee for the benefit of the holders of the notes approximately $19.7 million of U.S. government securities to provide for the payment of the first two scheduled interest payments on our senior notes, the first of which was paid on August 2, 1999. These U.S. government securities are classified as restricted cash.

Quantitative and Qualitative Disclosures About Market Risks

   The SEC's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. At December 31, 1998, we had $100 million of long-term debt and other long-term obligations subject to variable interest rates. However, all of this $100 million was replaced by the issuance of $150 million of fixed rate notes in January 1999, and consequently we currently have no risk exposure associated with changing interest rates on debt. We are exposed to changes in interest rates on our investments in cash equivalents. All of our investments in cash equivalents are in money market funds that hold short-term investment grade commercial paper, treasury bills or other U.S. government obligations. Therefore this investment policy reduces our exposure to long-term interest rate changes. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. A hypothetical 100 basis point decline in short-term interest rates would reduce the annualized earnings on our $38.9 million of cash equivalent investments at June 30, 1999 by approximately $389,000. We do, however, have market risk exposure associated with the market price on the $150 million of our senior notes outstanding. These notes are recorded at book value which could vary from current market prices in the future, especially if interest rates decline. As of June 30, 1999, the market value of the notes approximated their book value.

Inflation

   We do not believe that inflation has had any material effect on our business over the past three years.

Year 2000 Issues

   Year 2000 Compliance Issues. The information in this section is a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act of 1998 and contains forward-looking statements. These statements include, but are not limited to, anticipated costs and the date by which we expect to complete actions and are based on management's current estimates, which are in turn based on assumptions about future events, including, but not limited to, the availability of resources, representations received from third parties and other factors. There can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause material differences include, but are not limited to, our ability to identify and remediate all relevant systems, results of Year 2000 testing, adequate resolution of Year 2000 issues by business and other third parties that are service providers, suppliers and customers of ours, unanticipated system costs, the adequacy of and ability to implement contingency plans and similar uncertainties. The forward-looking statements made in this Year 2000 discussion speak only as of the date on which these statements are made.

   Impact of the Year 2000 computer problem. The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. To date, we have not experienced any Year 2000 issues with any of our internal systems or our products, and we do not expect to experience any of them.

   Assessment. The Year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our operations. Accordingly, we have organized a program team responsible for monitoring the assessment and remediation status of our Year 2000 issues and reporting to our management. This project team is currently assessing the potential effect and costs of remediating Year 2000 issues for our internal systems. To date, we have not obtained independent verification or validation to assure the reliability of our risk and cost estimates because we do not feel that the scope of our program warrants this time and expense.

   Internal infrastructure. We believe that we have identified all major computers, software applications and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have completed assessing the potential impact of Year 2000 issues on these computers, equipment and applications and are currently modifying, upgrading and replacing major systems that we believe have Year 2000 issues. Our long distance billing system and our accounting system are not yet Year 2000 compliant. We are in process of replacing our billing system to accommodate future anticipated growth with a new Year 2000 compliant system. The manufacturer of the noncompliant accounting system has provided software that is represented to be Year 2000 compliant.

   Systems other than information technology systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, security systems and other common devices may have Year 2000 issues. We are currently assessing the potential effect on and the costs of remediating these issues, if any, for our office equipment and our facilities in Stockton, Los Angeles, and Oakland, California and Las Vegas, Nevada.

   Products. We have designed our products to be Year 2000 compliant and believe that using our products as documented should not cause any Year 2000-related issues. We have tested and intend to continue to test all of our products for Year 2000 issues. While we believe our products are Year 2000 compliant, it is impractical for us to test our products in every telecommunications systems environment or with all available combinations of our products with components supplied by our customers or other third party suppliers. As a result, there may be situations where the combination of our products working with components supplied by other third parties could result in Year 2000 issues.

   Costs of remediation. We currently anticipate that our total cost of addressing our Year 2000 issues will be $150,000, of which approximately $110,000 has been incurred and expensed through June 30, 1999. We do not have a separate information technology or similar budget. The cost of addressing Year 2000 issues will be reported as a general and administrative expense. We have not deferred any material information technology projects due to our Year 2000 efforts. Since we have been working on a Year 2000 resolution for over one year, all major decisions regarding replacement of equipment and software was done with Year 2000 compliance as a major purchase criteria. Costs of software upgrades and additions, as well as hardware upgrades which were required for compatibility, enhancement, capability/capacity, or efficiency were not considered as a Year 2000 cost.

   Suppliers. We are contacting third-party suppliers of components and our key subcontractors used in the manufacture of our products to identify, and to the extent possible, resolve issues relating to the Year 2000 issue. While we expect that we will be able to resolve any significant Year 2000 issue identified with these third parties, because we have no control over the actions of these parties, these third parties may not remediate any or all of the Year 2000 issues identified. Any failure of any of these third parties to timely resolve Year 2000 issues with either their products sold to us, or their systems could have a material adverse effect on our business, operating results and financial condition. We believe that many incumbent local exchange carriers and long distance carriers are also impacted by the Year 2000 issue, which in turn could affect us.

   Most reasonably likely worst case consequence of Year 2000 issues. We expect to identify and resolve all Year 2000 issues that could materially adversely affect our business operations. However, for the reasons discussed above, we believe that it is not possible to determine with complete certainty that all Year 2000 issues affecting us have been identified or corrected. As a result, we believe that the following consequences are possible:

  . operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert our management's time and attention and our financial and human resources from ordinary business activities;

  . business disputes and claims for pricing adjustments or penalties by our customers due to Year 2000 issues, which we believe will be resolved in the ordinary course of business; and

  . business disputes alleging that we failed to comply with the terms and conditions of contracts or industry standards of performance that result in litigation on contract termination.

   Contingency plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct Year 2000 issues affecting our internal systems are not effective. We expect to complete our contingency plans by the end of October 1999. Depending on the systems affected, these plans could include:

  . accelerated replacement of affected equipment or software;

  . short to medium-term use of backup equipment and software;

  . increased work hours for our personnel; and

  . use of contract personnel to correct on an accelerated schedule any Year
    2000 issues that arise or to provide manual workarounds for information systems.

   Our implementation of any of these contingency plans could have a material adverse effect on our business, operating results and financial conditions.

New Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards Statement No. 133, Accounting for Derivative Instruments and for Hedging Activities. Statement No. 133 is effective for years beginning after June 15, 1999. Statement No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We do not anticipate that the adoption of Statement No. 133 will have a material impact on our financial position or the results of our operations.

                                    BUSINESS

Our Company

   We are a rapidly growing provider of integrated communications services in the western United States. Our customers include Internet service providers, small and medium businesses, and enhanced communications service providers, many of which are communications-intensive users. We built our network to capitalize on the significant growth in national Internet usage and in the related demand for local telephone service by Internet service providers, as well as the increasing demand of small and medium businesses for customized and integrated communications services. We believe the structure of our network and, in California, our presence in each local access and transport area, provide us with significant competitive advantages over incumbent local exchange carriers and other competitive local exchange carriers, particularly for Internet service providers. In California, our network enables these companies to provide their business and residential customers with access to Internet, paging and other data and voice services from almost any point in the state through a local call. We believe the breadth of our product offerings and the structure of our network enable us to generate high network utilization, substantial revenues, strong profit margins and positive cash flows.

Markets

   According to data published by the FCC, total local exchange service revenues, including business and residential services in the United States, were approximately $103.0 billion in 1997. We believe that the rapid opening of local markets to competition, accelerated growth in local traffic related to increases in Internet access, and the desire for one-stop integrated services by small and medium businesses present a significant opportunity for new entrants to achieve significant penetration of this large, established market. We believe that the primary determinants of success will be the construction of a network that meets the needs of target customers, rapid deployment of network assets, building of a direct local sales force to market to small and medium businesses and the ability to provide competitively priced services.

   We own and operate switches in Los Angeles, Oakland and Stockton, California and have local points of presence in all 11 California local access and transport areas with over 500 assigned local prefixes and 5.0 million telephone numbers available for use. Pac-West's local prefixes presently cover approximately 400 California rate areas and allow virtually all California callers to access our network through a local call. Industry sources indicate that the California market generated approximately $27.2 billion in local exchange and long distance revenues in 1997 and currently has 1,176 Internet service providers, over 600,000 small and medium businesses and about 8.4 million total business lines. We are expanding our network into Nevada with a switch in Las Vegas and digital connections in all of Nevada's local access and transport areas. We expect to have ten switches with operations in ten western states, including California, Nevada, Arizona, Washington, Colorado, Texas, Utah, Idaho, New Mexico and Oregon, by the end of 2000. We believe that the use of communications services is rapidly expanding in each of these areas and that we will be able to effectively use our experience in California and our customer relationships to enter these markets.

   The following table sets forth certain information regarding the markets in which Pac-West currently operates and our anticipated geographic network buildouts. Internet service providers are often present in more than one state and are therefore included in the total for each such state. Small and medium businesses are defined as businesses with fewer than 100 employees. The following information is taken from the electronic publication "Boardwatch.com" and publications issued by the FCC and United States Small Business Administration.

                                                                    1997 Telecommunications Revenues
                                1999 Target Customer Base                     ($ Millions)
                         --------------------------------------- --------------------------------------
                                  Number of Number of
                         Services Internet   Small &    Total      Local      Local      Long
                          Launch   Service   Medium    Business   Exchange   Exchange  Distance  Total
                           Date   Providers Business    Lines    Intrastate Interstate Carriers Market
                         -------- --------- --------- ---------- ---------- ---------- -------- -------
Current Markets:
 California.............   1982     1,176    609,996   8,362,883  $ 8,706     $2,434   $16,096  $27,236
 Nevada.................   1999       376     31,589     411,952      333        165       991    1,489
                                                      ----------  -------     ------   -------  -------
 Total Current Markets..                               8,774,835    9,039      2,599    17,087   28,725
Planned Markets:
 Arizona................   2000       551     82,454     816,349    1,008        423     2,236    3,667
 Colorado...............   2000       524    100,979     869,445    1,279        492     2,235    4,006
 Idaho..................   2000       284     28,778     188,212      255        141       571      967
 New Mexico.............   2000       355     33,396     243,928      430        166       774    1,370
 Oregon.................   1999       583     79,046     593,120      798        340     1,582    2,720
 Texas..................   2000       876    348,146   3,644,183    5,286      1,670     8,987   15,943
 Utah...................   2000       351     38,830     357,867      430        190       823    1,443
 Washington.............   1999       713    128,293   1,039,521    1,269        564     2,780    4,613
                                                      ----------  -------     ------   -------  -------
 Total Planned Markets..                               7,752,625   10,755      3,986    19,988   34,729
                                                      ----------  -------     ------   -------  -------
   Total Current and
    Planned Markets.....                              16,527,460  $19,794     $6,585   $37,075  $63,454
                                                      ==========  =======     ======   =======  =======

Network

   We built our network to capitalize on the significant growth in demand for switched data and voice communications and the increasing demands of small and medium businesses for customized, integrated communications services. Since our inception, we have used a "smart-build" strategy, building and owning intelligent components of our network while leasing unbundled loops and transport lines from other carriers. We believe that this strategy has provided us with significant cost and time-to-market advantages over competitors that own both their switches and fiber lines. By owning our switches, we can configure our network to provide high performance, high reliability and cost-effective solutions for our customers' needs. By leasing our transport lines, we can reduce up-front capital expenditures, rapidly enter new markets, and provide low-cost redundancy. In addition, we seek to maximize our operating profits by carrying a high percentage of our customer-originated traffic on our network. As traffic on our network increases, we intend to purchase rights of use in high capacity dark fiber transport lines to interconnect certain of our markets with an owned backbone network. This will provide us with greater flexibility in creating and managing data and voice services and result in cost savings.

   To meet demand for communications services in California, we have established three California switching sites, one in each of Los Angeles, Oakland, and Stockton, and digital connections in each of California's 11 local access and transport areas. We believe the structure of our network and, in California, our presence in each California local access and transport area provides us with significant competitive advantages over incumbent local exchange carriers and other competitive local exchange carriers, particularly for Internet service providers, small and medium business and enhanced communications service providers. In California, our network enables our customers to provide their business and residential customers with access to Internet, paging and other services from almost any point in the state through a local call. In this way, our customers can achieve statewide coverage with significantly lower capital and operating expenses. We currently aggregate and concentrate all of our network traffic into our high volume switching sites called Super POPs. Our switching sites offer Internet service providers highly reliable, low cost tandem switching and the ability to build lower cost networks by collocating equipment at our three California switching sites rather than in all 11 local access and transport areas. In addition, our interconnection arrangements and statewide leased transport network allow Internet service providers to obtain statewide coverage at local calling rates, which reduces switching and transmission costs.

   As of June 30, 1999, we had an installed capacity of 309,120 ports in California and Nevada. We expect to have ten switches with operations in ten western states by the end of 2000 with statewide local coverage in each of our target markets. We intend to install a second switch in Los Angeles in late 1999 as well as build switching sites in Washington in 1999 and in Colorado in early 2000.

   Switching Platform. We have chosen Alcatel USA's digital tandem switches to switch calls between originating locations and final destinations. Due to their high call carrying capacity, multiple path call routing capabilities and ability to switch multiple digital, voice and data applications of varying bandwidths, tandem switches are ideally suited for handling the high volumes and long holding times involved in serving Internet service provider customers. Tandem switches, software and customer collocation facilities provide the scale, switching capacity and standardization needed to efficiently and reliably serve our target customers. Our uniform and advanced switching platform combined with the structure of our computer network enable us to:

  . deploy features and functions quickly throughout our entire network;

  . expand switch and transport capacity in a cost-effective, demand-based manner;

  . lower maintenance costs through reduced training and spare parts requirements; and

  . achieve direct connectivity to wireless and other personal communication system applications in the future.

   Transmission Capacity. We currently lease our transmission facilities from inter-exchange carriers, incumbent local exchange carriers and other competitive local exchange carriers. We generally seek to lease fiber optic transmission facilities from multiple sources in each of our current and target markets. We believe that our broad market coverage results in:

  (1) an increased number of buildings that can be directly connected to our switching network, which should maximize the number of customers to which we can offer our services;

  (2) a higher volume of communications traffic both originating and terminating on our network, which should result in improved operating margins;

  (3) enhanced reliability at competitive prices;

  (4) the ability to leverage our investment in high capacity switching equipment and electronics; and

  (5) the opportunity for our network to provide backhaul carriage for other telecommunications service providers, such as long distance and wireless carriers.

   Interconnection. Our primary interconnection agreements are with Pacific Bell and GTE. Our interconnection agreement with GTE has expired and is currently being renegotiated. In accordance with its terms, however, this agreement will remain in force during renegotiation. We believe that interconnection arrangements between the incumbent local exchange carriers and other competitive local exchange carriers will be in place at appropriate times in other markets that we may enter. Interconnection agreements between us and incumbent local exchange carriers are subject to approval of the relevant state commission, and under the terms of the Telecommunications Act of 1996, each incumbent local exchange carrier which is subject to the Telecommunications Act of 1996 is required to negotiate an interconnection agreement with us. Where an interconnection agreement cannot be reached on terms and conditions satisfactory to us, we may pursue arbitration of any disputes before the state utility commissions as provided under the Telecommunications Act of 1996. Pac-West currently is in arbitration with Citizens Telecommunications Company of California, Inc. See "--Regulatory Proceedings--Interconnection Agreements."

Strategy

   We are focused on becoming the integrated communications provider of choice for our customers. Our strategy to meet this objective is to:

   Capitalize on growing demand in our current markets. The demand for data and voice communication services in our current markets is large and growing rapidly. Significant increases in dial-up access to the Internet have resulted in the creation of over 5,000 Internet service providers in the United States, which, in turn, has created strong demand for local access lines nationwide. We intend to increase our market penetration and capitalize on this growth in our current markets by adding more switches and transport lines to increase our capacity, adding new and innovative products to our existing offerings, and repackaging and repricing our offerings in response to the changing demands of our customers. In addition, we believe that we are differentiated by the architecture of our network, which offers the following benefits:

  . switching systems which support high calling volumes and long holding times for Internet service provider calls;

  . statewide local calling capabilities through established physical locations in each local access and transport area within a state, which reduces Internet service providers' transmission costs; and

  . the ability to collocate Internet modems and servers in fewer locations, which enables Internet service providers to achieve broad geographic coverage while minimizing capital expenditures.

   Leverage existing customer base through geographic expansion. We are a leading supplier of Internet access and other Internet infrastructure services in California with 78 Internet service providers, all of which have operations in California, including Concentric Network Corp., EarthLink, Inc., MindSpring Enterprises, Inc. and Splitrock Services, Inc. We plan to leverage the expansion of these customers into other western states by entering new markets where our current customers have or are beginning operations. In addition, we refine our selection of target markets based on a number of considerations, including the number of potential customers and other competitors in those markets and the presence of multiple transmission facility suppliers. Our target markets have approximately 2,300 Internet service providers, approximately 1.4 million small and medium businesses, 16.5 million business lines and generated approximately $63.4 billion of local exchange and long distance revenues in 1997. We believe that our geographically clustered network will enable us to take advantage of regional calling patterns to transmit a large percentage of customer traffic on our network. We also believe that by originating and terminating calls on our network, we can continue to achieve significant cost savings and may develop some pricing advantages over our competition.

   Focus on the small and medium business market. We believe that small and medium businesses have significant and increasing needs for advanced communication services. Many of our target customers want technologically advanced communications systems along with low cost bundled local, long distance, data and other enhanced services but do not have the expertise to design, purchase and maintain these kinds of systems and services themselves. We believe that these target customers are not adequately served by incumbent local exchange carriers and other competitive local exchange carriers. We intend to become a leading provider of integrated communications services to small and medium businesses by offering a complete product offering of system design, equipment installation and maintenance, voice, data and long distance services, 24/7 support, subscription services with multi-year contracts, and optional upgrades to emerging state-of-the-art equipment. We believe that this product mix will enable us to quickly penetrate target markets and build customer loyalty.

   In addition, we have and will continue to expand our sales, customer care and service delivery forces in selected markets. From June 30, 1998 to June 30, 1999, our sales, customer care and service delivery forces increased from 53 to 105 professionals. Of these resources, the direct sales force increased from 21 to 44 in the same period. We believe that employing a direct sales force and independent sales agents with extensive local market and telecommunications sales experience enhances the likelihood of success in new markets. Salespeople with experience in a particular market provide us with extensive knowledge of our target customer base through existing relationships with target customers. As a result, our salespeople are able to pre-sell our products and services before we initiate network operations in a particular market.

   Expand portfolio of products and services. In order to achieve our growth objectives, we expect to continue introducing new and innovative products and services. We recently added several new products to our portfolio, including:

  . managed modem, a packaged product that includes incoming call access lines, modems, routers, and authentication services. This product provides Internet service providers and business customers with a non-capital intensive means of quickly establishing a local point of presence or POP throughout our coverage area.

  . remote access services, including mobile or remote office, virtual office, distance learning and training, and telecommuting. These services include Internet protocol fax, voice mail, paging, integrated messaging, and local area network and virtual private network, or VPN, services. This allows customers to access and interact with home or branch office communications and information systems from anywhere in our market area through a local call.

  . high-speed data services. We currently offer high-speed private line data services and digital subscriber line services to our customers. We also intend to explore wireless and satellite technologies in order to develop an array of high-speed alternatives for our customers.

   Expand through potential strategic acquisitions. We may acquire other competitive local exchange carriers or other communications providers to grow our business. We believe that strategic acquisitions may enable us to accelerate our market penetration, cross-sell additional services, diversify our customer base and improve operating profitability.

Products and Services

   Our products and services are designed to appeal to the sophisticated telecommunications needs of our target customers.

   Local Services. We provide local dial-tone services to customers, allowing them to complete calls in a local calling area and to access long distance carriers. Local services and long distance services can be bundled together using the same transport facility. Our network is designed to allow a customer to easily increase or decrease capacity and alter enhanced communications services as the communications requirements of the business change. In addition to our core local services, we also provide access to third party directory assistance and operator services.

   Long Distance Services. We provide domestic and international long distance services. Long distance calls which do not terminate on our network are passed to long distance carriers which route the remaining portion of the call. Our ability to integrate local and long distance services allows us to aggregate customers' monthly recurring, local usage and long distance charges on a single, consolidated invoice.

   Specialized Application Services. We tailor products and services for target industries with special communications needs. These services typically include rated local calling, expanded local calling area, discounted long distance rates and tailored trunking configurations.

   Internet Service Provider Services. We provide Internet service providers collocation services at each of our switch locations. Collocation enables an Internet service provider to install its equipment in any or all of our switch facilities and interconnect directly to our tandem switches to switch calls from their originating locations to their final destinations. Collocated equipment is protected by the same cooling, power back-up and security systems protecting our switches. In California, an Internet service provider's ability to collocate equipment at only three sites, rather than in all 11 local access and transport areas, reduces its capital expenditures and maintenance requirements. We receive monthly rental revenue from the Internet service provider for the space used. Pac-West is also in the process of introducing a managed modem service where we provide modem pools and dedicated circuits into the worldwide web for our Internet service provider customers.

   Enhanced Services. In addition to providing typical enhanced services such as voicemail, call transfer and conference calling, we offer additional value-added enhanced services to complement our core local and long distance services. These enhanced service offerings include:

     Internet Access Services--Enables customers to use their available capacity for access to Internet service providers.

     Data Networking Services--We provide high-speed, broadband services to use for data communications, such as private corporate networks.

     Digital Subscriber Line Services--We offer high-speed digital subscriber line service to our Internet service provider and business customers through a reseller relationship with one or more major digital subscriber line supplier. Recently, we signed an agreement with Covad Communications to provide bundled high-speed services beginning in the fourth quarter of 1999.

   Equipment Sales. System design and equipment sales and installation are essential components of our strategy of marketing to medium and small businesses. We offer our business customers technologically advanced systems bundled together with local and long distance services.

Sales and Marketing

   Sales. We are building an experienced direct sales force. Our direct sales force was increased to 44 as of June 30, 1999, from 21 as of June 30, 1998. We recruit salespeople with strong sales backgrounds in our existing and target markets, including salespeople from long distance companies, telecommunications equipment manufacturers, network systems integrators and incumbent local exchange carriers. We plan to continue to attract and retain highly qualified salespeople by offering them an opportunity to work with an experienced management team in an entrepreneurial environment and to participate in the potential economic rewards made available through a results-oriented compensation program that emphasizes sales commissions.

   During the months prior to initiating service in a new market, our salespeople will begin pre-selling our services to target customers. This pre-selling effort is designed to shorten the period between the availability of service and the receipt of customer orders and to generate customers in each market who may enter into service agreements before the local Pac-West network becomes operational.

   Marketing. In our existing markets, we seek to position ourselves as a high quality alternative to incumbent local exchange carriers for local telecommunication services by offering network reliability and superior customer support at competitive prices. We intend to build our reputation and brand identity by working closely with our customers to develop services tailored to their particular needs and by implementing targeted advertising and promotional efforts, which will be gradually expanding to mass media.

   Customer and Technical Service. We believe that our ability to provide superior customer and technical service is a key factor in acquiring new customers and reducing churn of existing customers. We have developed a customer service strategy designed to effectively meet the service requirements of our target customers. The principal salesperson for each customer will provide the first line of customer service by identifying and resolving any customer concerns. Customer service representatives will provide real time problem identification and resolution and superior customer service. All of these services will be supported by our experienced engineering and technical staff.

Customers

   We focus on providing integrated communications services to Internet service providers, small and medium businesses, enhanced communications service providers, paging companies and call centers, many of which are communications-intensive users. For the three month period ended June 30, 1999, ten of our top fifteen customers were Internet service providers. For the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, Internet service providers accounted for approximately 16.2%, 23.3% and 28.2%, respectively, of our revenues, not including reciprocal compensation related to terminating calls to Internet service providers.

   In addition to Internet service providers, we have targeted enhanced communications service providers as potential large volume users of our services. Enhanced communications service providers offer unified messaging platforms and fax mail services, in addition to recently introduced free fax and voice mail services. The characteristics of this market segment not only offer us the potential to sell more trunks and bill more minutes of use but also allows us to improve the utilization of our resources.

   The following is a list of some of our Internet service providers, enhanced communications service providers, and paging customers:

                                    Enhanced Communications
     Internet Service Providers     Service Providers            Paging Companies
     --------------------------     -----------------------      ----------------
     Concentric Network Corp.       CalChat                      Metrocall, Inc
     EarthLink, Inc.                CallWave                     PageMart Wireless, Inc.
     Frontier Global Center,        Jfax.com
      Incorporated                  Legacy Communications
     The Grid Inc.                  Corporation
     InReach Internet LLC           General Electric Information
     JPS.Net Corp.                  Services
     MindSpring Enterprises, Inc.   Talkstar.com
     Slip.Net, Inc. (a First World  Net CoTel
      Communication, Inc. company)
     Splitrock Services, Inc.
     StarNet, Inc.

   Our small and medium business customers include regional banks, alarm companies, universities, healthcare providers, real estate agencies, law firms and others including Bank of Stockton, Bay Alarm, Coldwell Banker GRUPE and Re/Max of Modesto.

   Additional customer market segments we have targeted as potential large volume users of our services include businesses with significant numbers of telecommuters and businesses with substantial customer service call center operations. Businesses with substantial numbers of telecommuters will be targeted with our managed modem product, including our new 64k and 128k integrated services digital network, or ISDN, service as well as our new digital subscriber line service, to provide a secure, reliable, reasonably priced remote access service to connect telecommuters with corporate local area networks or LANs.

   We have also targeted businesses with substantial customer service call center operations, including the banking, public utilities, and cable television industries. Companies within these industries often send bills or statements with a toll-free telephone number. With our services, these companies can offer a local telephone number on bills and statements, eliminating the need for the company to pay for toll-free service to enable their customers to contact them.

   Sales to Bay Alarm Company and InReach Internet LLC collectively accounted for approximately 7.1%, 6.4% and 4.4%, respectively, of our revenues for the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999. Mr. Bruce A. Westphal, who serves on our board of directors, is the chairman of the board of both Bay Alarm Company and InReach Internet LLC.

Competition

   The telecommunications industry is highly competitive. We believe that the principal competitive factors affecting our business will be pricing levels and pricing policies, customer service, accurate billing, and, to a lesser extent, variety of services. Our ability to compete effectively will depend upon our continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by our competitors. To maintain our competitive posture, we believe that we must be in a position to reduce our prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect us. Many of our current and potential competitors have financial, personnel, and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over us.

   Incumbent Local Exchange Carriers. In each of the markets we target, we will compete principally with the incumbent local exchange carrier serving that area, such as Pacific Bell and GTE in California. Some incumbent local exchange carriers, including GTE, are offering long distance services to their local telephone customers. The regional Bell operating companies, including Pacific Bell, are actively seeking removal of federal regulatory restrictions that prevent them from entering the long distance market. Many experts expect the regional Bell operating companies to be successful in entering the long distance market in a few states within the next two years and in most states within a year or two thereafter. We believe the regional Bell operating companies expect to offset market share losses in their local markets by capturing a significant percentage of the long distance market, especially in the residential segment where the regional Bell operating companies' strong regional brand names and extensive advertising campaigns may be very successful. See "--Regulation."

   As a relatively recent entrant in the integrated telecommunications services industry, we have not achieved and do not expect to achieve a significant market share for any of our services. In particular, the regional Bell operating companies and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenues from a variety of businesses, have long-standing relationships with regulatory authorities at the federal and state levels, and currently benefit from certain existing regulations that favor the incumbent local exchange carriers over us in certain respects. While recent regulatory initiatives, which allow competitive local exchange carriers such as ourselves to interconnect with incumbent local exchange carrier facilities, provide us with increased business opportunities, such interconnection opportunities have been, and likely will continue to be, accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the incumbent local exchange carriers.

   The FCC recently adopted an order that provides for increased incumbent local exchange carrier pricing flexibility and deregulation of some access services and provides a framework for increased pricing flexibility of other services based on a showing by the incumbent local exchange carrier that there is facilities-based competition in specified geographic areas. After meeting these requirements, incumbent local exchange carriers will be allowed to offer discounts to large customers through contract arrangements. The order also permits incumbent local exchange carriers to offer new access services by filing tariffs without prior approval and dispensing with the requirement for them to provide cost supports for their pricing. The FCC also issued a Notice of Proposed Rulemaking that would permit added pricing flexibility for local exchange carriers for additional services conditioned on to be determined competitive criteria and initiates an inquiry into whether competitive local exchange carrier access rates should be regulated. Implementation of the FCC's order could have a material adverse effect on us. As purchasers of access services, we may see increased competition for those services which could lower prices we have to pay for such services.

   Competitive Access Carriers/Competitive Local Exchange Carriers/Other Market Entrants. We also face, and expect to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market such as AT&T, MCI Worldcom, and Sprint, and from other competitive local exchange carriers, out-of-region incumbent local exchange carriers, resellers of local exchange services, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a continuing trend toward mergers, acquisitions and strategic alliances in the telecommunications industry could also increase the level of competition we face. Consolidation is also occurring in the incumbent local exchange carrier industry, such as the proposed plans for mergers between SBC and Ameritech, and between Bell Atlantic and GTE. These types of consolidations and alliances could put us at a competitive disadvantage.

   The Telecommunications Act of 1996 imposes certain regulatory requirements on all local exchange carriers, including competitors such as ourselves, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including incumbent local exchange carriers. The manner in which these provisions of the Telecommunications Act of 1996 are implemented and enforced could have a material adverse effect on our ability to successfully compete against incumbent local exchange carriers and other telecommunications service providers.

   The changes in the Telecommunications Act of 1996 radically altered the market opportunity for traditional competitive local exchange carriers. Because many existing competitive local exchange carriers initially entered the market providing dedicated access in the pre-1996 era, they had to build a fiber infrastructure before offering services. Switches were added by most competitive local exchange carriers since 1996 to take advantage of the opening of the local market. With the Telecommunications Act of 1996 requiring unbundling of the incumbent local exchange carrier networks, competitive local exchange carriers are now able to enter the market more rapidly by installing switches and leasing fiber transport capacity until traffic volume justifies building facilities. New competitive local exchange carriers will not have to replicate existing facilities and can be more opportunistic in designing and implementing networks.

   Competition for Provision of Long Distance Services. The long distance telecommunications industry has numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline.

   Internet Service Providers. The competition for Internet service provider customers in the telecommunications industry is high and we expect that competition will intensify. In addition, alternative competing technologies regarding this service may emerge. Our competitors in this market include other telecommunications companies, including integrated online services providers with their own communications networks. Many of these competitors have greater financial, technological, marketing, personnel and other resources than ours.

   Competition from International Telecommunications Providers. Under the recent World Trade Organization agreement on basic telecommunications services, the United States and 68 other members of the World Trade Organization committed themselves to opening their respective telecommunications markets to foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. Although we believe that the World Trade Organization agreement could provide us with significant opportunities to compete in markets that were not previously accessible and to provide more reliable services at lower costs than we could have provided prior to implementation of the World Trade Organization agreement, it could also provide similar opportunities to our competitors. There can be no assurance that the pro-competitive effects of the World Trade Organization agreement will not have a material adverse effect on our business, financial condition and results of operations or that members of the World Trade Organization will implement the terms of the World Trade Organization agreement.

Regulation

   Our telecommunications services business is subject to varying degrees of federal, state and local regulation.

 Federal Regulation

   The FCC regulates interstate and international telecommunications services. We provide service on a common carrier basis. The FCC imposes certain regulations on common carriers such as the regional Bell operating companies that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Among other obligations, common carriers are generally subject to nondiscrimination and tariff filing requirements, as well as certain service reporting requirements. The FCC also requires common carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points.

   In August 1996, the FCC released an interconnection decision establishing rules implementing the Telecommunications Act of 1996 requirements that incumbent local exchange carriers negotiate interconnection agreements and providing guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the Eighth Circuit vacated certain portions of the interconnection decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to pick and choose among various provisions of existing interconnection agreements between incumbent local exchange carriers and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules affecting the use of combinations of an incumbent local exchange carrier's unbundled network elements. On January 25, 1999, the Supreme Court reversed most aspects of the Eighth Circuit's holdings with respect to FCC jurisdiction and, among other things, declared that the FCC has general authority under the Telecommunications Act of 1996 to promulgate regulations governing local interconnection pricing, including regulations governing reciprocal compensation. The Supreme Court also found that the FCC had the authority to promulgate a pick and choose rule, and upheld most of the FCC's rules governing access to unbundled network elements. The Court, however, remanded to the FCC its designation of unbundled network elements based on the FCC's use of an improper standard to determine whether an unbundled element must be made available. On September 15, 1999, the FCC adopted a decision in response to the Supreme Court's remand. While the text of the decision has not been released, information provided by the FCC indicates that the FCC concluded that seven of eight previously identified network elements must be unbundled. The FCC deleted access to operator and directory assistance service and determined that in the most dense areas of the top 50 metropolitan areas in certain circumstances local switching need not be unbundled.

   The Eighth Circuit decisions and their recent reversal by the Supreme Court perpetuate continuing uncertainty about the rules governing the pricing, terms and conditions of interconnection agreements. The Supreme Court's action in particular may require or trigger the renegotiation of existing agreements. Although state public utilities commissions have continued to conduct arbitrations, and to implement and enforce interconnection agreements during the pendency of the Eighth Circuit proceedings, the Supreme Court's recent ruling and further proceedings on remand at the Eighth Circuit or the FCC may affect the scope of state commissions' authority to conduct such proceedings or to implement or enforce interconnection agreements. They could also result in new or additional rules being promulgated by the FCC. Given the general uncertainty surrounding the effect of the Eighth Circuit decisions and the recent decision of the Supreme Court reversing them, there can be no assurance that we will be able to continue to obtain or enforce interconnection terms that are acceptable to us or that are consistent with our business plans.

   The Telecommunications Act of 1996 is intended to increase competition. The act opens the local services market by requiring incumbent local exchange carriers to permit interconnection to their networks and establishing incumbent local exchange carrier obligations with respect to:

     Reciprocal Compensation. Requires all incumbent local exchange carriers and competitive local exchange carriers to complete calls originated by competing carriers under reciprocal arrangements at prices based on a reasonable approximation of incremental cost or through mutual exchange of traffic without explicit payment.

     Resale. Requires all incumbent local exchange carriers and competitive local exchange carriers to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, incumbent local exchange carriers are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the incumbent local exchange carrier in the wholesale offering.

     Interconnection. Requires all incumbent local exchange carriers and competitive local exchange carriers to permit their competitors to interconnect with their facilities. Requires all incumbent local exchange carriers to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the incumbent local exchange carriers' premises must be offered, except where an incumbent local exchange carrier can demonstrate space limitations or other technical impediments to collocation.

     Unbundled Access. Requires all incumbent local exchange carriers to provide nondiscriminatory access to unbundled network elements, including certain network facilities, equipment, features, functions, and capabilities, at any technically feasible point within their networks. Such access must be on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit.

     Number Portability. Requires all incumbent local exchange carriers and competitive local exchange carriers to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

     Dialing Parity. Requires all incumbent local exchange carriers and competitive local exchange carriers to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

     Access to Rights-of-Way. Requires all incumbent local exchange carriers and competitive local exchange carriers to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

   Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

   On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.3 billion and for services provided to rural health care providers with an annual cap of $400.0 million. The FCC also expanded the federal subsidies for local exchange telephone service provided to low-income consumers. Providers of interstate telecommunications service, such as ourselves, as well as certain other entities, must pay for these programs. Our share of these federal subsidy funds will be based on our share of certain defined telecommunications end-user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year. We are paying approximately $16,000 per month in subsidy payments during the first half of 1999. To offset this expense, we currently charge our customers a surcharge on all interstate usage, subject to periodic adjustment. The FCC is currently in the process of revising its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. The FCC postponed the projected effective date of this revision to January 1, 2000. Several parties appealed the May 8th order. Such appeals were consolidated and transferred to the United States Court of Appeals for the Fifth Circuit. On July 30, 1999, the Fifth Circuit affirmed most portions of the May 8th order, but remanded certain aspects of the order to the FCC to conduct further proceedings. The FCC and a federal-state joint board also are continuing to examine and revise various aspects of universal service. We cannot predict the effect that further regulatory or judicial revision of the universal service regime will have on our business, financial condition or results of operations.

   The Telecommunications Act of 1996 codifies the incumbent local exchange carriers' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act of 1996 also contains special provisions that eliminate the AT&T Antitrust Consent Decree and similar antitrust restrictions on the regional Bell operating companies restricting the regional Bell operating companies from providing long distance services and engaging in telecommunications equipment manufacturing. The Telecommunications Act of 1996 permitted the regional Bell operating companies to enter the out-of-region long distance market immediately upon its enactment. Further, provisions of the Telecommunications Act of 1996 permit a regional Bell operating company to enter the long distance market in its traditional service area if it satisfies several procedural and substantive requirements in those states in which it seeks long distance relief. These requirements include obtaining FCC approval upon a showing that the regional Bell operating company has entered into interconnection agreements or, under some circumstances, has offered to do so. The interconnection agreements must satisfy a 14-point checklist of competitive requirements and the FCC must be satisfied that the regional Bell operating companies' entry into long distance markets is in the public interest. To date, several petitions by regional Bell operating companies for such entry have been denied by the FCC and none has been granted.

   Under the Telecommunications Act of 1996, any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act of 1996 is subject to numerous federal and state policy rulemaking proceedings and judicial review there is still uncertainty as to what impact such legislation will have on us, but it is likely to encourage additional competitive entry in markets we serve.

   In accordance with authority granted by the FCC, we resell the international telecommunications services of other common carriers between the United States and international points. In connection with such authority, we have filed tariffs with the FCC stating the rates, terms and conditions for our international services.

   With respect to our domestic service offerings, we have filed tariffs with the FCC stating the rates, terms and conditions for our interstate services. Our tariffs are generally not subject to pre-effective review by the FCC, and can be amended on one day's notice. Our interstate services are provided in competition with interexchange carriers and, with respect to access services, the incumbent local exchange carriers.

   In October 1996, the FCC adopted an order eliminating the requirement that non-dominant interstate carriers such as ourselves maintain tariffs on file with the FCC for domestic interstate services. This order applies to all non-dominant interstate carriers, including AT&T. The order does not apply to the switched and special access services of the regional Bell operating companies or other local exchange providers. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order pending its review of the order on the merits. Currently, that temporary stay remains in effect. If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as ourselves will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. In June 1997, the FCC issued another order which allows non-dominant carriers, such as ourselves, to offer interstate access services without the filing of tariffs. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934. While tariffs provided a means of providing notice of prices, terms and conditions, we intend to rely primarily on our sales force and direct marketing to provide such information to our customers.

   To the extent we provide interexchange telecommunications service, we are required to pay access charges to incumbent local exchange carriers and other competitive local exchange carriers when we use the facilities of those companies to originate or terminate interexchange calls. Also, as a competitive local exchange carrier, we provide access services to other interexchange service providers. The interstate access charges of incumbent local exchange carriers are subject to extensive regulation by the FCC, while those of competitive local exchange carriers are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes to the interstate access charge structure. In the December 24th order, the FCC removed restrictions on incumbent local exchange carriers' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on our ability to compete in providing interstate access services. The May 16th order substantially increased the costs that price cap incumbent local exchange carriers subject to the FCC's price cap rules, recover through monthly, non-traffic-sensitive access charges and substantially decreased the costs that price cap incumbent local exchange carriers recover through traffic-sensitive access charges. In the

May 16th order, which was upheld on appeal by the United States Court of Appeals for the Eighth Circuit, the FCC also announced its plan to bring interstate access rate levels more in line with costs. On August 5, 1999, the FCC adopted an order granting price cap local exchange carriers additional pricing flexibility, implementing certain access charge reforms, and seeking comment on others. The order provides certain immediate regulatory relief to price cap carriers and sets a framework of "triggers" to provide these companies with greater flexibility to set interstate access rates as competition increases. The order also initiated rulemaking to determine whether the FCC should regulate competitive local exchange carriers access charges. The manner in which the FCC continues to implement its approach to lowering access charge levels and a decision to regulate competitive local exchange carrier access rates could have a material effect on our ability to compete in providing interstate access services.

   On February 26, 1999, the FCC issued a declaratory ruling on the issue of inter-carrier compensation for calls bound to Internet service providers. The FCC ruled that the calls are jurisdictionally mixed, but largely interstate calls. The FCC, however, determined that this issue did not resolve the question of whether inter-carrier reciprocal compensation is owed for such calls under existing interconnection agreements. The FCC noted a number of factors that would allow the state public utilities commissions to continue to require the payment of reciprocal compensation. Since the issuance of the FCC decision, twenty-two states have issued decisions either initially or on reconsideration of existing decisions. In twenty states, the commission determined compensation is owed. In Massachusetts, however, the commission vacated its earlier decision because, in its view, its decision was based solely on a ground rejected by the FCC and in Missouri the commission determined that the parties payments would be subject to a reconciliation once the FCC determines the issue of the amount of compensation owed. Until then, compensation should be tracked but it does not have to be paid. New Jersey and South Carolina are the only states to find reciprocal compensation does not apply. We cannot predict the impact of the FCC's ruling on existing state decisions, the outcome of pending appeals or future litigation on this issue.

 State Regulation

   State regulatory agencies have regulatory jurisdiction when Pac-West facilities and services are used to provide intrastate services. A significant portion of our current traffic is classified as intrastate and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We have obtained such certificates to provide local exchange and intrastate toll service in California, Nevada, Washington, Oregon, Arizona and Colorado, an application is pending in Texas, and we intend to file applications for such authority in the near future for Idaho, Utah and New Mexico. There can be no assurance that such state authorizations will be granted. Most states in which we operate or propose to operate also requires us to seek approval for any transfers of control.

   In addition, the implementation of the Telecommunications Act of 1996 is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced. Furthermore, the Telecommunications Act of 1996 provides that state public utilities commissions have significant roles in determining the content of interconnection agreements, including the responsibility to conduct the mandatory arbitration proceedings called for by the Telecommunications Act of 1996. The actions of the state public utilities commissions are subject to the Telecommunications Act of 1996 and, in several respects, the FCC's interpretations thereof. For example, the FCC has determined that the state public utilities commissions will continue to determine whether reciprocal compensation will be included in arbitrated interconnection agreements at least until the FCC adopts a federal rule.

   On October 22, 1998, the California Public Utilities Commission issued a decision holding that local telephone calls placed to Internet service providers are local calls entitled to reciprocal compensation. On November 30, 1998, Pacific Bell and GTE filed applications for rehearing of the October 22, 1998 decision, which were denied on July 22, 1999. On August 25, 1999, we, along with the commissioners of the California Public

Utilities Commission and others, were named as a defendant in an action filed by GTE California. The action challenges the legality of the California Public Utilities Commission's decisions regarding reciprocal compensation as discussed above. We intend to seek dismissal of the action and otherwise contest the claims of GTE California.

   The California Public Utilities Commission may commence a separate generic proceeding to develop its prospective policy regarding reciprocal compensation. We cannot predict the outcome of the California Public Utilities Commission or GTE proceedings, future appeals or additional pending cases involving related issues, or of the applicability of such proceedings to our interconnection agreement with Pacific Bell or GTE. As a result, no assurance can be given that we will collect the reciprocal compensation previously withheld by GTE or whether we will be entitled to reciprocal compensation for these types of calls in the future. Internet service providers currently form a significant part of our customer base in California and adverse decisions in these proceedings could limit our ability to serve this group of customers profitably and have a material adverse effect on us.

   We expect that reciprocal compensation will continue to represent a significant portion of our revenues in the future although we expect that the per minute reciprocal compensation rate may decline significantly under new interconnection agreements. We are currently in the process of renegotiating our interconnection agreement and the terms of our reciprocal compensation arrangements with GTE, and no assurance can be given concerning the outcome of these negotiations or any arbitration under Section 252 which may occur in the absence of successful negotiations.

   On November 16, 1998, Pacific Bell filed a Petition for Arbitration of an interconnection agreement in accordance with Section 252(b) of the Telecommunications Act of 1996. This agreement would replace the interconnection agreement which was executed in 1996.

   On June 24, 1999, the California Public Utilities Commission adopted a decision (D.99-06-088) which adopted the terms of the interconnection agreement between Pac-West and Pacific Bell resulting from the arbitration process commenced by the petition. The decision provides that until such time as the October 1998 decision regarding reciprocal compensation is modified, reciprocal compensation is payable by Pacific Bell for calls to Internet service provider customers of Pac-West. The decision also adopts per minute rate levels for reciprocal compensation based on Pacific Bell's approved costs, and these rate levels are substantially lower than the rates under the 1996 interconnection agreement. The parties were ordered to sign an interconnection agreement incorporating these and other results of the arbitration process, and the new interconnection agreement became effective on June 29, 1999. Pacific Bell has requested a rehearing of this matter and on October 6, 1999, filed an appeal in federal district court in San Francisco with respect to this decision although they have paid the full amount of our billings for calls after the effective date of the new agreement.

 Local Regulation

   Our networks are subject to numerous local regulations such as building codes and licensing requirements. Such regulations vary on a city by city and county by county basis. To the extent we decide in the future to install our own fiber optic transmission facilities, we will need to obtain rights-of-way over private and publicly owned land and pole attachment authorizations. There can be no assurance that such rights-of-way or authorizations will be available to us on economically reasonable or advantageous terms. We could also be subject to unexpected franchise requirements and could be required to pay license or franchise fees based on a percentage of gross revenues or some other formula.

Regulatory Proceedings

 Litigation

   On October 8, 1997, Pacific Bell filed a complaint against us in the San Francisco County Superior Court seeking a declaratory ruling that the interconnection agreement between it and ourselves does not require it to pay reciprocal compensation for calls that its end users make to our Internet service provider customers. Pacific Bell argued that such calls to Internet service providers are not local calls within the meaning of the agreement even though they are dialed and billed as local calls. In addition to the declaratory ruling, Pacific Bell sought an accounting and restitution by Pac-West of all payments Pacific Bell made to us under that agreement for calls which we completed to Internet service providers. We filed a demurrer to the complaint, seeking a stay of any further action by the court on the basis that the California Public Utilities Commission has primary jurisdiction over the complaint. The court granted our demurrer in part on October 23, 1997, staying Pacific Bell's action pending California Public Utilities Commission review of issues in Pacific Bell's complaint.

   On October 1, 1999, Pacific Bell filed with the San Francisco County Superior Court a motion to dismiss their complaint, and we expect the court to grant their motion in due course.

 Jurisdiction over and Compensation for Internet Service Provider Traffic

   We derive a substantial portion of our revenue from incumbent local exchange carriers in the form of reciprocal compensation payments. For the years ended December 31, 1997 and 1998 and the six month period ended June 30, 1999, reciprocal compensation payments accounted for approximately 37.4%, 37.1% and 41.8%, respectively, of our revenue. We expect that reciprocal compensation will continue to represent a significant portion of our revenue for the foreseeable future. Two incumbent local exchange carriers with which we have interconnection agreements, Pacific Bell and GTE, refused to pay that portion of reciprocal compensation due under their prior agreement that they estimated was the result of terminating calls to Internet service providers. These incumbent local exchange carriers contend that such calls are not local calls within the meaning of their respective interconnection agreements and claim that reciprocal compensation is therefore not payable. The total reciprocal compensation withheld by these incumbent local exchange carriers and not included in revenue was $3.8 million, $32.6 million and $28.4 million for the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, respectively. See "Risk Factors--A failure to establish interconnection agreements on favorable terms would adversely affect our business" and "--We may not be entitled to receive reciprocal compensation for calls to Internet service providers."

   On November 21, 1997, we filed a complaint against Pacific Bell requesting, among other things, that the California Public Utilities Commission order that calls to Internet service providers are local calls and, more specifically, that the agreement with Pacific Bell requires it to compensate us for completing those calls. In March 1998, Pac-West and Pacific Bell filed cross-motions by stipulation for summary judgment on all issues pending in this proceeding.

   On September 9, 1999, Pac-West entered into a settlement agreement with Pacific Bell regarding our claims for unpaid reciprocal compensation under our prior interconnection agreement. Under the terms of the settlement agreement, Pacific Bell agreed to pay $20.0 million to Pac-West and $20.0 million to certain stockholders of Pac-West as of the date of the recapitalization in settlement of those claims. As a result of these payments, the terms of our September 1998 recapitalization requiring additional distributions to certain of our shareholders have been satisfied. As of September 30, 1999, the total amount of reciprocal compensation, including late fees, which remains withheld by incumbent local exchange carriers is approximately $7.2 million. We cannot predict the ultimate outcome of the California Public Utilities Commission proceeding, future appeals or additional pending cases. Therefore, we cannot assure you that we will collect the withheld compensation from GTE or that we will have the right to compensation for these types of calls in the future. If the California Public Utilities Commission acts contrary to our position, the ability to serve our customer base could be severely limited since a large part of that base consists of Internet service providers. If the California Public Utilities Commission acts contrary to our position, and it is determined that the compensation associated with past Internet service provider traffic is greater than the amount already withheld, we could be required to reimburse the incumbent local exchange carriers the difference between these two amounts.

   On October 22, 1998, the California Public Utilities Commission issued a decision holding that calls placed to Internet service providers are local calls and are subject to reciprocal compensation. On November 30, 1998,

Pacific Bell and GTE filed applications for rehearing, which was denied on July 22, 1999. On August 25, 1999, we, along with the commissioners of the California Public Utilities Commission and others, were named as a defendant in an action filed by GTE California. The action challenges the legality of the California Public Utilities Commission's decisions regarding reciprocal compensation as discussed above. We intend to seek dismissal of the action or otherwise contest the claims of GTE California. We cannot predict the outcome of the California Public Utilities Commission or GTE proceedings, future appeals or additional pending cases. Therefore, we cannot assure you that we will collect the withheld compensation from GTE or that we will have the right to compensation for these types of calls in the future. If the California Public Utilities Commission does act contrary to our position, our ability to serve our customer base could be severely limited since a large part of that base consists of Internet service providers. If the California Public Utilities Commission acts contrary to our position and the compensation associated with past Internet service provider traffic is greater than the amount already withheld, we could be required to reimburse the incumbent local exchange carriers for the difference between these two amounts.

   On November 18, 1998, Pacific Bell filed a complaint against us at the California Public Utilities Commission seeking unspecified compensation under the interconnection agreement with us. This complaint, which was amended on March 12, 1999, argues that many of the calls to our Internet service provider customers are toll-free interexchange calls for which Pacific Bell is entitled to compensation for providing switched access. Pacific Bell believes that a call placed from a dialing party in one rate center to a number assigned to the same rate center is potentially a toll call if such a call is routed for completion in a second rate center. Because the dialing party is sometimes not charged for this call, Pacific Bell believes these calls to be toll-free calls for which Pacific Bell is entitled to compensation under the agreement. We presently claim reciprocal compensation based on these calls.

   On February 26, 1999, the FCC issued a declaratory ruling on the issue of inter-carrier compensation for calls bound to Internet service providers. The FCC ruled that the calls are jurisdictionally mostly interstate calls. The FCC, however, determined that this issue did not resolve the question of whether inter-carrier reciprocal compensation is owed for such calls under existing interconnection agreements. The FCC noted a number of factors that would allow the state public utilities commissions to require the payment of reciprocal compensation. Since the issuance of the FCC decision, twenty-two states have issued decisions either initially or on reconsideration of existing decisions. In twenty states, the relevant state commission determined compensation is owed. In Massachusetts, however, the state commission vacated its earlier decision because, in its view, its decision was based solely on a ground rejected by the FCC and in Missouri the state commission determined that the parties would be subject to a reconciliation once the FCC determines the issue of the amount of compensation owed. Until then, compensation should be tracked but it does not have to be paid. New Jersey and South Carolina the only state to find reciprocal compensation does not apply. Several of these cases are being appealed. So far, U.S. District courts in the states of Texas, Washington, Oregon, Michigan, Alabama, Oklahoma and Illinois have upheld state commission decisions and no court has reversed such a decision. Recently the 7th Circuit Court of Appeals upheld the decision of the Illinois Commerce Commission requiring the payment of reciprocal compensation for Internet service provider-bound calls. The U.S. District Court in Wisconsin and Arkansas dismissed appeals on the grounds that the state commissions were not subject to being sued in federal court. We cannot predict the impact of the FCC's ruling on existing state decisions, the outcome of pending appeals or future litigation on this issue. However, our ability to serve our customer base could be severely limited since a large part of that base consists of Internet service providers. If the FCC's decision results in action being taken that is contrary to our position, and it is determined that the compensation associated with past Internet service provider traffic is greater than the amount already withheld, we could be required to reimburse the incumbent local exchange carriers for the difference between these two amounts.

 Rating and Routing of Calls

   By California Public Utilities Commission Decision No. 97-12-094 in Case No. 96-10-018, which was brought by Pac-West against two small rural incumbent local exchange carriers, Volcano Telephone Company and Evans Telephone Company, the California Public Utilities Commission found that Pac-West's method of providing foreign exchange service did not violate any existing law or policy and that Volcano and Evans were required to properly deliver calls to Pac-West. However, the California Public Utilities Commission also determined that it should examine our method of service from a general policy standpoint in another proceeding. Although the outcome of the subsequent proceeding could affect our future provision of foreign exchange like services, the California Public Utilities Commission held that any order adverse to us would be applied only on a prospective basis and would not affect any contracts for services executed prior to a final decision. On July 22, 1998, the California Public Utilities Commission issued a ruling soliciting comments on the rating and routing of telephone calls between rate centers. Specifically, the California Public Utilities Commission inquired whether a carrier should be allowed to provide customers with local telephone numbers for rate centers in which the customers are not located and where a carrier has no physical facilities and, if so, how inter-carrier compensation should be accomplished for calls to such customers. Comments were filed in August and September 1998. We often provide service to our Internet service provider customers using this method. A prohibition on this service would impair our ability to provide service to our customers. The new interconnection agreement described above which results from the arbitration process is subject to the outcome of this proceeding. We presently claim reciprocal compensation based on these calls. A California Public Utilities Commission decision holding that such calls are not entitled to reciprocal compensation could result in a substantial loss of revenue to us. On September 3, 1999, the California Public Utilities Commission released a decision in this proceeding finding that carriers can provide customers with local telephone numbers for rate centers in which the customer is not located and where a carrier has no physical facilities. The decision defers the resolution of intercarrier compensation issues in such circumstances to further evidentiary proceedings. While the ultimate results of this proceeding are unknown, we expect that we will not be prohibited from providing service using this method although the reciprocal compensation rate may be lessened. See "Risk Factors--A failure to establish interconnection agreements on favorable terms would adversely affect our business," "--We may not be entitled to receive reciprocal compensation for calls to Internet service providers" and "--We may not be able to obtain or retain our key Internet service provider customers, which account for a significant portion of our revenues."

 Interconnection Agreements

   We are currently in the process of renegotiating our interconnection agreement which governs the terms of our reciprocal compensation arrangements with GTE. We cannot give any assurances concerning the outcome of these negotiations or any arbitration that may follow unsuccessful negotiations.

   On November 16, 1998, Pacific Bell filed a petition for Arbitration of an interconnection agreement in accordance with Section 252(b) of the Telecommunications Act of 1996. In its petition, Pacific Bell requested arbitration on three main issues:

   (1) the jurisdiction of calls placed to Internet service providers;

   (2) reciprocal compensation rates; and

   (3) term of the agreement.

   On June 24, 1999, the California Public Utilities Commission determined that reciprocal compensation would be payable for Internet service provider calls under our new interconnection agreement with Pacific Bell, which became effective on June 29, 1999. Pacific Bell requested a rehearing of this decision, although Pacific Bell paid the full amount of our billings for calls since the effective date of the new agreement. On October 6, 1999, Pacific Bell filed an appeal in federal district court in San Francisco with respect to the California Public Utilities Commission decision. This decision does not address reciprocal compensation under the prior agreement. A determination by the California Public Utilities Commission or the federal court that determines that such calls are not entitled to reciprocal compensation could result in a significant loss of revenue to us.

   On October 12, 1998, we filed at the Public Utilities Commission of Nevada a petition for arbitration of an interconnection agreement with Nevada Bell in accordance with Section 252(b) of the Telecommunications Act of 1996. The issues in this arbitration are whether reciprocal compensation is payable for calls placed to Internet service providers and whether reciprocal compensation is payable for a local-rated call placed by a dialing party in one local calling area that is routed to a second local calling area for completion. On April 8, 1999, the Public Utilities Commission of Nevada held that calls placed to Internet service providers are subject to reciprocal compensation in the same manner as other calls, but held that, under current Nevada regulatory policy, calls routed from one local calling area to another local calling area for completion should not be deemed local calls. Due to the geographic centralization of Nevada populations within large local calling areas, we do not believe that Public Utilities Commission of Nevada's ruling on the classification of local calls will have a material effect on our planned operations in Nevada. On September 2, 1999, Nevada Bell appealed the decision of the Public Utilities Commission of Nevada to the U.S. District Court in Nevada. We intend to defend the validity of the decision before the court.

   On February 2, 1999, we filed at the California Public Utilities Commission a petition for arbitration of an interconnection agreement with Citizens Telecommunications Company of California, Inc., in accordance with Section 252(b) of the Telecommunications Act of 1996. The issues in this arbitration are whether reciprocal compensation is payable for calls placed to Internet service providers and what compensation arrangement should apply when calls are exchanged through indirect interconnection over the facilities of a third party carrier. A California Public Utilities Commission holding contrary to our position could materially adversely affect our ability to economically serve customers in Citizens Telecommunications Company of California, Inc.'s service area.

   We are not party to any other pending legal or regulatory proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

   For additional information regarding regulatory matters, see "Risk Factors-- We may not be entitled to receive reciprocal compensation for calls to Internet service providers."

Employees

   As of June 30, 1999, we had 187 full time employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by a collective bargaining agreement. We believe that we enjoy good relationships with our employees.

Facilities

   We are headquartered in Stockton, California and lease offices and space in a number of locations primarily for sales offices and network equipment installations. As of June 30, 1999, we had 17 premise leases. The table below lists our material facilities:

                                                              Lease           Approximate
Location        Use                                           Expiration     Square Footage
--------        ---                                           ----------     --------------
Stockton, CA    Corporate headquarters and switching facility June 2002          33,000
Oakland, CA     Switching facility                            November 2003       9,971
Los Angeles, CA Switching facility                            September 2006      8,458
Las Vegas, NV   Switching facility                            September 2009     12,065

   Since June 30, 1999, we entered into a lease for an additional 6,062 square feet of space in Los Angeles, California. The lease has an initial expiration date of September 30, 2006 and contains two five-year renewal options. We are also in the process of entering into a lease in Seattle, Washington to establish a new switching facility which we expect to be operational by the end of 1999. This lease will be for 16,851 usable square feet, have an initial term of 10 years, and contain two five-year renewal options.

   We believe that our leased facilities are adequate to meet our current needs in the markets in which we currently operate. Additional facilities will be required as our business in existing markets grows and we expand into new markets. Each of our material leases is extendable at our option. Our Stockton, California lease is extendable for five two-year periods, and each of our Oakland, Los Angeles and Las Vegas leases are extendable for two five-year periods.

                                   MANAGEMENT

Executive Officers, Key Employees and Directors

   Our executive officers, key employees and directors and their ages as of August 25, 1999 are set forth below:

          Name           Age Position(s)
          ----           --- -----------
Executive Officers:

  Wallace W. Griffin....  60 President, Chief Executive Officer and Director

  John K. La Rue........  50 Executive Vice President--Technology and
                             Network Operations and Director

  Richard E. Bryson.....  46 Chief Financial Officer

  Brian K. Johnson......  38 Senior Vice President and General Manager--Business Segment

  Joel A. Effron........  55 Senior Vice President--Sales and Marketing

  Dennis V. Meyer.......  61 Vice President--Finance and Treasurer

  Jason R. Mills........  27 Vice President--Network Operations

  Gregory Joksch........  43 Vice President--Information Technologies

  Jeff M. Webster.......  35 Vice President--Business Operations

  John F. Sumpter.......  51 Vice President--Regulatory

  H. Ravi Brar..........  30 Vice President--Business Development

Directors:

  Jerry L. Johnson......  51 Chairman of the Board of Directors

  David G. Chandler.....  41 Director

  Mark J. DeNino........  46 Director

  Mark S. Fowler........  57 Director

  Samuel A. Plum........  55 Director

  Dr. Jagdish N. Sheth..  61 Director

  Bruce A. Westphal.....  59 Director

   The present principal occupations and recent employment history of each of our executive officers, key employees and directors listed above are set forth below.

   Wallace W. Griffin has served as the President, Chief Executive Officer and a Director of Pac-West since September 1998. From 1994 to 1997, Mr. Griffin served as a Group President for a number of Jones International companies, including Jones Lightwave, Ltd., a competitive local exchange carrier, and Jones Education Company, a leader in using technology to deliver education. Concurrently, he was co-owner of a consulting and business development company, Griffin Enterprises, Inc. From 1987 through 1992, Mr. Griffin served as the President and Chief Executive Officer of U S West Marketing Resources Group, where he managed the $1 billion publishing, media software and advertising services division. Mr. Griffin has over thirty-five years experience in telecommunications, cable television, publishing and advertising.

   John K. La Rue founded Pac-West's predecessor, also known as Pac-West Telecomm, Inc., in 1980 and served as its President from 1980 until September 30, 1996 and as our President from our incorporation in 1996 until September 1998. Since September 1998, Mr. La Rue has served as our Executive Vice President of Technology and Network Operations and as a Director.

   Richard E. Bryson has served as our Chief Financial Officer since November 1998. From 1992 to 1998, Mr. Bryson worked at Bank of America as a Managing Director in the Telecommunications Group providing emerging telecommunications companies with corporate finance and capital markets services. From 1989 to 1992, he was President and founder of MBIC, a fund investing in growth companies. From 1980 to 1989, he worked at Citibank in Mezzanine Investments and Capital Markets.

   Brian K. Johnson has served as our Senior Vice President and General Manager--Business Segment since August 1999 and prior to that served as our Vice President of Sales since September 1998. Mr. Johnson has over 15 years of sales and sales management experience. Most recently, Mr. Johnson served for two years as Vice President and General Manager of WinStar Telecommunications, overseeing competitive local exchange carrier operations in the San Francisco Bay Area. Prior to joining WinStar, Mr. Johnson was employed by Metrocall for two years as Vice President and General Manager for the California and Nevada markets. His telecommunications sales management experience includes positions at Comverse Technology, LA Cellular and Harris Corporation.

   Joel A. Effron has served as our Senior Vice President of Sales and Marketing since April 1997. From 1994 through 1997, Mr. Effron ran his own management consulting company called J. Effron & Associates. Prior to that, Mr. Effron served as President of three corporations, including Compath, a $35 million marketing, installation and service company for business telephone systems, Codart, a communication and entertainment start-up, and Zendex, a computer manufacturer. Mr. Effron has over 25 years of experience in the telecommunications industry with extensive senior management experience in marketing, planning, policies and procedures and manpower development.

   Dennis V. Meyer served as our and our predecessor's Chief Financial Officer and Treasurer from 1994 until November 1998. In November 1998, Mr. Meyer was appointed Vice President--Finance and Treasurer. Prior to 1994, Mr. Meyer spent 12 years in public accounting at Ernst & Ernst, now Ernst & Young, a national accounting firm. Mr. Meyer is a certified public accountant with over twenty years of experience as a senior financial officer of several manufacturing and regulated transportation companies. Mr. Meyer also served as an officer in the Air Artillery Branch of the U.S. Army.

   Jason R. Mills has served as Vice President of Network Operations since 1997. Mr. Mills joined our predecessor in 1986 and has been serving as our Director of Network Operations for the past five years.

   Gregory Joksch has served as our Vice President of Information Technologies since September 1998. From 1992 to 1998, he served as Director of Information Technologies and was responsible for our information technology systems.

   Jeff M. Webster has served as Vice President-Business Operations since September 1998 and before that served as Vice President of Operations since 1991. His current areas of responsibility include human resource management. Mr. Webster began with Pac-West as an Account Executive in 1987 and was later promoted to general management of business operations, human resources, administration and customer service management.

   John F. Sumpter has served as our Vice President of Regulatory since July, 1999. He has over 28 years of experience in the telecommunications industry. Prior to joining us, he was employed with AT&T from 1984 to 1999, where he held several executive legal regulatory positions, including Division Manager of Law and Government Affairs, District Manager of Switched Services Product Management, and District Manager of Marketing. Mr. Sumpter is responsible for our relations with government regulatory agencies, regulatory compliance and intercarrier relations.

   H. Ravi Brar has served as our Vice President of Business Development since July, 1999. Prior to joining us, Mr. Brar was employed with Xerox Corporation from 1991 to 1999, where he held several senior level business development and financial management positions, including Business Development Manager of Xerox's developing markets operations in China and Russia, and Area General Manager and Controller of Xerox's business services division in Pittsburgh, PA. Mr. Brar is responsible for oversight of Pac-West's business development and strategic planning activities, including mergers and acquisitions, growth markets, and strategic alliances.

   Jerry L. Johnson has served as our Chairman of the Board since September 1998. Since 1995, Mr. Johnson has been employed by Safeguard Scientifics, where he is the Executive Vice President overseeing the partner companies in the network infrastructure group. From 1985 to 1995, he worked at U S West in various positions, including Vice President, Network and Technology Services, which included managing U S West's largest division, supervising 21,000 management, engineering, technical and clerical employees. From 1983 to 1985, Mr. Johnson was President and CEO of Northwestern Bell Information Technologies. Mr. Johnson also serves as a director of OAO Technologies Solutions, Inc.

   David G. Chandler has served as one of our Directors since September 1998. Mr. Chandler is a Managing Director of William Blair Capital Partners, L.L.C., a Chicago-based private equity firm. In addition, Mr. Chandler is a Principal of William Blair & Company where he has been employed since 1987. Prior to joining William Blair & Company, he was an investment banker with Morgan Stanley & Co. Incorporated from 1984 to 1987. Mr. Chandler serves as a director of the following companies: Electronic Manufacturing Systems, Inc., Encore Paper Company, Gibraltar Packaging Group, Harmonic Systems Incorporated, Morton Grove Pharmaceuticals, Inc., PharmaResearch Corporation, Engineering Materials Corp., PreDelivery Services Corp, DJ Pharma and Sweetwater Sound, Inc.

   Mark J. DeNino has served as one of our Directors since September 1998. Mr. DeNino has served as a Managing Director of TL Ventures since 1994. Prior to that time, Mr. DeNino was an investment banker for eight years, starting with Fidelity Bank, now First Union National Bank, where he ran its investment banking group and was president of its venture capital SBIC. Mr. DeNino also co-founded or has been involved in the start-up of three technology ventures. Mr. DeNino also serves as a director of the following companies: Coastal Security Systems, Inc., FlowWise Networks, Inc., Argus Networks Inc., Blaze Software, Inc. and Adaptive Media, Inc.

   Mark S. Fowler has served as one of our Directors since August 1999. Mr. Fowler is the founder and current Chairman of Unisite, Inc. a builder of antenna towers that can accommodate multiple wireless operators, and AssureSat, Inc., a business formed for the purpose of constructing telecommunications satellites that provide "backup" protection to satellite operators. In addition, Mr. Fowler founded and served as CEO of PowerFone, a business sold to Nextel Communications in 1994 for $400 million. Previously, Mr. Fowler served as Chairman of the Federal Communications Commission and practiced communications law with the law firm of Latham & Watkins from 1987 to 1994 as Senior Communications Counsel, and, from 1994 to present, as of counsel to the firm.

   Samuel A. Plum has served as one of our Directors since September 1998. Mr. Plum has been a Managing General Partner of the general partner of SCP Private Equity Partners, L.P. since its commencement in August 1996 and was employed by Safeguard from 1993 to 1996. From February 1989 to January 1993, Mr. Plum served as President of Charterhouse, Inc. and Charterhouse North American Securities, Inc., the U.S. investment banking and broker-dealer divisions of Charterhouse PLC, a merchant bank located in the United Kingdom. From 1973 to 1989, Mr. Plum served in various capacities in the investment banking divisions of PaineWebber Inc. and Blyth Eastman Dillon & Co., Inc. Mr. Plum has 22 years of investment banking, mergers and acquisitions and private equity investment experience. Mr. Plum also serves as a director of Index Stock Photography, Inc. and Metallurg Holdings, Inc.

   Dr. Jagdish N. Sheth has served as one of our Directors since July 1999. Dr. Sheth has also been the Charles H. Kellstadt Professor of Marketing in the Goizueta Business School since 1991 and is the founder of the Center for Relationship Marketing at Emory University. From 1984 to 1991, Dr. Sheth was the Robert E. Brookner Professor of Marketing at the University of Southern California and is the founder of its Center for Telecommunications Management. Dr. Sheth also serves as a director of Norstan, Inc.

   Bruce A. Westphal has served as one of our Directors since September 1998. Mr. Westphal served as the Chairman of our board of directors from our inception in 1996 until the recapitalization. Mr. Westphal currently serves as the Chairman of the Board of Bay Alarm and InReach Internet as well as President of Balco Properties. Mr. Westphal served as the Chief Executive Officer and Chairman of Bay Alarm from 1984 to 1997 and as its President from 1977 to 1984. Mr. Westphal is currently or has been active in a number of professional organizations, including the Security Network of America, the Central Station Alarm Association and California Alarm Association.

   All members of the board of directors set forth in this prospectus have been elected in accordance with a shareholders agreement that was entered into in connection with our recapitalization in September 1998. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors. See "Certain Relationships and Related Transactions--Shareholders Agreement."

Classes of the Board

   Following the closing of this offering, our Board of Directors will be divided into three classes of directors, with each class serving staggered three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. Within ten days of the consummation of this offering, the sitting directors will select by either a random selection process or by mutual agreement to divide themselves into three groups. See "Description of Capital Stock--Certain Anti-Takeover, Limited Liability and Indemnification Provisions."

Committees of the Board of Directors

   Our board has standing executive, compensation and audit committees. The executive committee currently consists of Jerry L. Johnson, Wallace W. Griffin, David G. Chandler, Mark J. DeNino and Samuel A. Plum. The compensation committee consists of Samuel A. Plum, Mark J. DeNino, Dr. Jagdish N. Sheth and Mark S. Fowler. The audit committee consists of David G. Chandler, Dr. Jagdish
N. Sheth and Mark S. Fowler.

Director Compensation

   Directors who are employed by our company, including Mr. Griffin and Mr. La Rue, and directors who are affiliated with our principal shareholders, including Messrs. Chandler, DeNino, Johnson, Plum and Westphal, are not currently entitled to receive any compensation for serving on our board of directors. Our outside directors, Dr. Sheth and Mr. Fowler, receive $5,000 per quarter as compensation for serving on our board of directors. Since June 30, 1999, we granted each of Dr. Sheth and Mr. Fowler stock options to purchase 35,000 shares of our common stock at a strike price of $2.14. The stock options will vest over a three-year period with 33 1/3% vesting at the end of each year. We pay for the reasonable out-of-pocket expenses incurred by each director in connection with attending board and committee meetings.

Executive Compensation

   The following table summarizes the compensation we paid to our named executive officers, consisting of our chief executive officer and four most highly compensated executive officers for the fiscal year ended December 31, 1998. None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by that officer. "All Other Compensation" reflects matching contributions we made under our 401(k) plan on behalf of such officer. The amount listed under "All Other Compensation" for Mr. La Rue includes $2,539 of long-term disability insurance premiums we paid on behalf of Mr. La Rue and 100% dental reimbursements in the amount of $1,015. Mr. Griffin's salary is from September 16, 1998, when he became our employee. Prior to that time but in that same year, Mr. Griffin received additional compensation from us in the total amount of $203,000 under a consulting agreement. See "Certain Relationships and Related Transactions--Consulting Agreement."

                        1998 Summary Compensation Table

                                             Special   Non-Compete
   Name and Principal             Regular  Transaction  Covenant    All Other
     Position Held        Salary   Bonus      Bonus      Payment   Compensation
   ------------------    -------- -------- ----------- ----------- ------------
Wallace W. Griffin...... $ 87,500 $ 70,000        --         --          --
 President, Chief
 Executive Officer
 and Director
John K. La Rue..........  327,081  140,000 $1,625,000   $300,000      $7,898
 President, Chief
 Executive Officer and
 Director
Jason R. Mills .........  160,667   13,500    900,000        --        4,820
 Vice President--Network
 Operations
Dennis V. Meyer.........  106,614   40,250    300,000        --        3,198
 Chief Financial Officer
 and Treasurer
Jeff M. Webster.........   85,136   19,948    300,000        --        2,554
 Vice President--
 Business Operations

Stock Incentive Plan

   We have established the Pac-West Telecomm, Inc. 1999 Stock Incentive Plan, which authorizes the granting of stock options, including restricted stock, SARS, dividend equivalent rights, performance units, performance shares or other similar rights or benefits to our or our subsidiaries' current or future employees, directors, consultants, advisors. Under the 1999 Stock Incentive Plan, the board of directors is authorized to issue options to purchase shares of common stock in such quantity, at such exercise prices, on such terms and subject to such conditions as established by the board. An aggregate of 3,150,000 shares of common stock have been reserved for option grants under the 1999 Stock Incentive Plan and the employment agreements of Messrs. Griffin and Bryson, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. For the six month period ended June 30, 1999, options to purchase 469,000 shares were granted under the Pac-West 1999 Stock Incentive Plan to Messrs. John K. La Rue, Dennis V. Meyer, Jason R. Mills and Jeff M. Webster. As of June 30, 1999, we had granted options outstanding with respect to 1,428,700 shares of common stock, including those granted under the employment agreements. No options have been exercised through June 30, 1999.

   The amounts shown for realizable potential value are calculated assuming that the market value of the common stock was equal to the exercise price per share as of the date of grant of the options. This value is the approximate price per share at which shares of the common stock would have been sold in private transactions on or about the date on which the options were granted. The dollar amounts under these columns assume a compounded annual market price increase for the underlying shares of the common stock from the date of grant to the end of the option term of 5% and 10%. This format is prescribed by the SEC and is not intended to forecast future appreciation of shares of the common stock. The actual value, if any, a named officer may realize will depend on the excess of the market price for shares of the common stock on the date the option is exercised over the exercise price. Accordingly, there is no assurance that the value realized by a named officer will be at or near the value estimated above.

                             Option Grants in 1998

                                                                       Potential Realizable
                                     % of Total                          Value at Assumed
                          Number of   Options                          Annual Rates of Stock
                         Securities  Granted to                         Price Appreciation
                         Underlying  Employees  Exercise or               for Option Term
                           Options   in Fiscal  Base Price  Expiration ---------------------
Name                     Granted (#)    Year      ($/Sh)       Date      5% ($)    10% ($)
----                     ----------- ---------- ----------- ---------- ---------- ----------
Wallace W. Griffin......   350,000     61.5%       $0.48    09/16/2008    105,000    267,000
Richard E. Bryson.......   218,750     38.5%       $0.48    10/30/2008     66,000    167,000

Qualified 401(k) and Profit Sharing Plan

   We maintain a tax-qualified 401(k) plan. Employees who are 18 years of age may elect to participate in the plan after completing six months of service with us. We match 50% of employee contributions up to 6% of compensation deferred. Our matching contributions vest at a rate 20% per year starting with the employee's second year of service. Although we have not historically done so, we may also make discretionary profit-sharing contributions to all employees who satisfy plan participation requirements.

Pension Plans

   We do not maintain a pension plan.

Employment Agreements

   Messrs. Wallace W. Griffin, John K. La Rue, Richard E. Bryson, Dennis V. Meyer, Jason R. Mills and Gregory Joksch have each entered into employment agreements with us. The employment agreements provide for initial base salaries and bonuses upon our achievement of certain objective and subjective criteria and contain terms as follows:

                                                                 Initial
Employee                              Effective Date    Term   Base Salary Bonus
--------                            ------------------ ------- ----------- -----
Wallace W. Griffin................. September 16, 1998 3 years  $350,000    40%
John K. La Rue..................... September 16, 1998 2 years  $350,000    40%
Richard E. Bryson.................. October 30, 1998   2 years  $225,000    40%
Dennis V. Meyer.................... October 21, 1998   1 year   $115,000    25%
Jason R. Mills..................... September 16, 1998 2 years  $180,000    25%
Gregory Joksch..................... September 11, 1998 2 years  $110,000    25%

The employment agreements also provide for participation in all benefit plans made available to Pac-West executives.

   Each of the employment agreements may be terminated earlier by us or the respective executive under certain conditions and Mr. Meyer's employment agreement is automatically extended for successive one-year periods unless terminated by either party upon 60 days notice.

   In connection with their respective employment agreements, Mr. Griffin purchased 525,000 shares of common stock for an aggregate purchase price of $250,000 and Mr. Bryson purchased 87,458 shares of common stock for an aggregate purchase price of $41,667. In each case, the executives purchased said shares through a combination of cash and promissory notes, the payments of which notes were secured by pledge agreements pledging all of stock so purchased. We have a right to repurchase such shares in the event of the termination of such executive's employment with us for any reason. In addition, their respective employment agreements granted to Mr. Griffin and Mr. Bryson options to purchase 350,000 shares and 218,750 shares, respectively, of common stock at a purchase price of $0.48 per share.

   Upon termination by us without cause, as defined in the respective employment agreement, that executive will be entitled to receive severance payments which, subject to certain conditions, equal:

  . in the case of Mr. La Rue, base salary for the remainder of the term of employment under the employment agreement plus the one-year period thereafter;

  . in the case of Mr. Griffin, base salary for the greater of the remainder of the term of employment under the employment agreement or the six-month period thereafter;

  . in the case of Mr. Bryson, base salary for one year following termination plus our payment of all health insurance premiums with respect to Mr. Bryson's continuation coverage rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar statute or regulation then in effect, for a maximum of the one-year period after such termination;

  . in the case of Mr. Meyer, base salary for the one-year period after such termination; and

  . in the case of Mr. Mills and Mr. Joksch, base salary for the remainder of the term of employment under the employment agreement.

   If the employment period is terminated as a result of the executive's disability, then the executive and/or his estate or beneficiaries, as the case may be, will be entitled to receive benefits under our employee benefit programs as in effect on the date of such termination to the extent permitted under such programs and, in addition, will be entitled to receive:

  (1) an amount equal to that executive's base salary for the one-year period after the termination of the employment period; and

  (2) the amount of any annual bonus otherwise payable to the executive for the fiscal year in which executive's employment is terminated, except that the amount of any such annual bonus otherwise payable will be allocated on the basis of the number of days during such fiscal year that executive was employed by us.

If the employment period is terminated as a result of the executive's death, then the executive and/or his estate or beneficiaries, as the case may be, will be entitled to receive benefits under our employee benefit programs as in effect on the date of such termination to the extent permitted under such programs and, in addition, will be entitled to receive the amount of any annual bonus otherwise payable to the executive for the fiscal year in which the executive's employment is terminated, except that the amount of any such annual bonus otherwise payable will be allocated on the basis of the number of days during such fiscal year that the executive was employed by us. If we terminate the employment period for cause or if the executive resigns for any reason, other than a termination without cause under the respective employment agreement, then the executive will be entitled to receive his base salary through the date of termination and we will have no further liability whatsoever to executive.

   Each of the executives have agreed to forfeit any severance obligations owing to such executives in the event they breach certain noncompetition provisions. See "Certain Relationships and Related Transactions--Non-Competition; Non-Solicitation; Confidentiality Agreements."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recapitalization

   Our recapitalization was completed on September 16, 1998 in accordance with the merger agreement between us, Bay Alarm Company and John K. La Rue, the preexisting investors, and PWT Acquisition Corp. a corporation newly formed by an equity investment group led by Safeguard 98 Capital, L.P. and William Blair Capital Partners VI, L.P. to effect the recapitalization. PWT was capitalized through an investment of approximately $31.5 million in preferred stock and $0.9 million in common stock of PWT by certain equity investors, including Safeguard 98 Capital, L.P., SCP Private Equity Partners, L.P., TL Ventures III L.P., EnerTech Capital Partners, William Blair Capital Partners VI, L.P., and Mr. Wallace W. Griffin, who was named our President and Chief Executive Officer upon the completion of the recapitalization. Immediately following the merger, we sold approximately $4.7 million of additional common stock to the equity investors.

   In accordance with the merger agreement:

  (1) PWT was merged with and into Pac-West, with Pac-West being the surviving corporation;

  (2) the outstanding preferred stock of PWT Acquisition Corp. was converted into our convertible redeemable preferred stock and the outstanding common stock of PWT Acquisition Corp. was converted into Pac-West's common stock;

  (3) the existing stockholders received an aggregate of $73.6 million in cash, shares of convertible redeemable preferred stock and common stock having an aggregate value for purposes of the recapitalization of approximately $15.5 million, and an aggregate of $400,000 for their respective agreements not to compete with us following the recapitalization; and

  (4) we paid bonuses to certain of our executive officers and employees in the aggregate amount of approximately $3.5 million.

   Prior to the recapitalization, Mr. John K. La Rue and Bay Alarm Company held 22% and 78%, respectively, of our outstanding common stock. In connection with the recapitalization, Mr. La Rue received approximately $16.2 million in cash, 112,553 shares of convertible redeemable preferred stock and 1,069,320 shares of common stock and Bay Alarm Company received $57.4 million in cash, 399,053 shares of convertible redeemable preferred stock and 3,791,060 shares of common stock. Immediately after the recapitalization, Mr. La Rue and Bay Alarm held 6.1% and 21.7%, respectively, of our outstanding common stock.

   Under the merger agreement, Mr. La Rue and Bay Alarm Company will also be entitled to receive additional consideration in the form of an earnout payment in the event we achieve certain adjusted EBITDA levels following the recapitalization. The amount of such payment will be based upon:

  (1) our adjusted EBITDA for the earnout period from January 1, 1998 through December 31, 1998, which includes the amount of unpaid reciprocal compensation from Pacific Bell and GTE for the earnout period we receive before December 31, 1999, if any; and

  (2) the amount of unpaid reciprocal compensation for the earnout period we receive from Pacific Bell and GTE after December 31, 1999.

The earnout payment will be equal to:

  (1) $2.50 for every $1.00 that our adjusted EBITDA for the fiscal year ended December 31, 1998, including any unpaid reciprocal compensation related to the earnout period received on or prior to December 31, 1999, exceeds $17.0 million; plus

  (2) the amount by which the sum of:

    (A) the amount of any unpaid reciprocal compensation we receive after December 31, 1999 with respect to the earnout period; plus

    (B) the amount our adjusted EBITDA during the earnout period exceeds $17.0 million.

The earnout payment cannot exceed $20.0 million.

   The earnout payment will be calculated and paid after the delivery of the final audited financial statements for the earnout period and on each separate occasion thereafter that we receive any unpaid compensation. Any earnout payment will take into account any prior earnout payment made under the merger agreement. The earnout payment is also subject to possible adjustment under the merger agreement by agreement between us and Mr. LaRue and Bay Alarm Company as a result of a material acquisition, divestiture or other material transaction outside of the ordinary course of our business during the earnout period. No earnout payment was payable as of December 31, 1998. On September 9, 1999, Pac-West entered into a settlement agreement with Pacific Bell regarding our claims for unpaid reciprocal compensation under our prior interconnection agreement. Under the terms of the settlement agreement, Pacific Bell agreed to pay $20.0 million to Pac-West and $20.0 million to certain stockholders of Pac-West as of the date of the recapitalization in settlement of those claims. As a result of these payments, the terms of our September 1998 recapitalization requiring additional distributions to certain of our shareholders have been satisfied.

   In accordance with the merger agreement, Mr. La Rue and Bay Alarm Company have agreed to indemnify us and certain of our related parties for all liabilities and other losses arising from, among other things:

  (1) any breach by Pac-West of any representation, warranty, covenant or agreement we made in the merger agreement or in any schedule, exhibit, or other related document;

  (2) any claims of any brokers, finders, our employees or consultants relating to the transactions contemplated by the merger agreement not specifically set forth in or contemplated by the merger agreement; or

  (3) any claim by any person other than PWT Acquisition Corp. or its affiliates with respect to, or arising as a result of, any reorganization, liquidation, dissolution, recapitalization, non due course borrowing, merger, consolidation, sale or purchase of assets or similar transactions proposed prior to closing of the merger; provided that Mr. La Rue and Bay Alarm Company receive notice of such loss within the applicable time periods set forth in the merger agreement.

   Subject to certain exceptions, Mr. La Rue and Bay Alarm Company do not have any obligation to indemnify any of the indemnified parties from any losses caused by the breach or alleged breach of any representation or warranty contained in the merger agreement until the indemnified parties collectively suffer related aggregate losses in excess of $500,000, which acts as a deductible. Mr. La Rue and Bay Alarm Company have an obligation to indemnify the indemnified parties for all losses suffered by any of the indemnified parties in excess of the deductible, provided that Mr. La Rue and Bay Alarm Company do not have any obligation to indemnify the indemnified parties from such aggregate losses in excess of an indemnity cap of $15.0 million. Despite the above, breaches or alleged breaches of certain post-closing covenants or agreements contained in the merger agreement will not be subject to the deductible or the indemnity cap.

   The merger agreement contains representations and warranties typical of those kinds of agreements, including, for example, those relating to corporate organization and capitalization, the valid authorization, execution, delivery and enforceability of all transaction documents, the financial statements, the absence of material adverse changes in the business, assets, financial condition and results of operations, the absence of material undisclosed liabilities, tax matters, the quality and title of personal and real property, material contracts, intellectual property, employee benefits plans, environmental matters, compliance with laws, governmental authorizations, permits and licenses and insurance matters. Generally, our representations and warranties expire thirty days after receipt of the audited financial statements for fiscal 1999 except that those relating to tax matters survive until the expiration of the applicable statute of limitations and certain other representations and warranties which survive indefinitely.

   The foregoing summary of the material terms of the merger agreement and related matters does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the merger agreement, including the definitions of certain terms therein and the exhibits and schedules hereto.

Consulting Agreement

   On June 30, 1998, we entered into a Consulting Agreement with Wallace W. Griffin which terminated September 16, 1998. In accordance with such agreement, Mr. Griffin provided financial and management consulting services to us and received fees totaling approximately $60,000. In addition, in accordance with the merger agreement, we reimbursed Safeguard for payments of $143,000 made to Mr. Griffin in connection with services rendered prior to June 30, 1998. After the recapitalization, Mr. Griffin became our President and Chief Executive Officer in accordance with his employment agreement with us.

Shareholders Agreement

   In connection with the recapitalization, all of our shareholders entered into a shareholders agreement. This agreement provides for, among other things, the nomination of and voting for a total of nine directors of Pac-West, as follows:

  (1) one representative to be designated by John K. La Rue, provided that John K. La Rue initially serves as that representative;

  (2) one representative to be designated by Bay Alarm Company, provided that Bruce A. Westphal initially serves as that representative;

  (3) one representative to be designated by the holders of a majority of the common stock originally purchased by William Blair Capital Partners VI, L.P. and its permitted transferees, provided that David G. Chandler initially serves as that representative;

  (4) one representative to be designated by the holders of a majority of the common stock originally purchased by SCP Private Equity Partners, L.P. and its permitted transferees, provided that Samuel A. Plum initially serves as that representative;

  (5) one representative to be designated by the holders of a majority of the common stock originally purchased by Safeguard 98 Capital, L.P. and its permitted transferees, provided that Jerry L. Johnson initially serves as that representative;

  (6) one representative to be designated by TL Ventures III, L.P. and its permitted transferees for so long as it holds any shares, provided that Mark J. DeNino initially serves as that representative;

  (7) our chief executive officer; and

  (8) two independent directors.

One of the independent directors will serve on our compensation committee and one will serve on our audit committee. The shareholders agreement generally restricts the transfer of any shares of convertible redeemable preferred or common stock held by the parties thereto by granting certain parties thereto rights of first offer and participation rights in connection with any proposed transfer by any other party, subject to certain exceptions. In addition, the shareholders agreement requires each party to consent to a sale of Pac-West to an independent third party if such sale is approved by the board of directors. Subject to certain exceptions, we have agreed not to issue, sell or otherwise transfer for consideration to any person at any time prior to a registered public offering, any shares of common stock, or securities convertible or exercisable into common stock, unless certain of the parties to the shareholders agreement are given the opportunity to subscribe for and purchase their pro rata portion of such additional shares at the same price and on the same terms. The provisions of the shareholders agreement automatically terminate upon the closing of this offering.

Registration Agreement

   In connection with the recapitalization, all of our shareholders entered into a registration agreement. In accordance with the registration agreement, at any time prior to the third anniversary of the closing of the recapitalization, Safeguard may request we grant a rights offering to the holders of our common stock, consisting of the right to purchase a number of shares of our common stock as determined by our board of directors. The exercise price of such rights in the rights offering will be determined by negotiation among ourselves, the underwriters and the selling stockholders. As a result of Pac-West's agreement to complete and to pay the fees and expenses incurred in completing the directed share subscription program, Safeguard has agreed to waive its right to request a rights offering. After the earlier of 180 days after the consummation of this offering or the third anniversary of the closing of the recapitalization, the registration agreement will grant demand registration rights to each of the four equity investors in the recapitalization and their successors. Each of the four equity investors in the recapitalization may request one registration at our expense under the Securities Act of 1933 of all or any portion of their Pac-West common stock on Form S-1 or other similar long-form registration and an unlimited number of Form S-2 or S-3 or other similar short-form registrations, provided that the aggregate offering value of the registrable securities requested to be registered in any long-form registration must equal at least $25 million if the registration is our initial registered public offering, at least $5 million in all other long-form registrations and at least $1 million in all short-form registrations. In the event that any one of the four equity investors in the recapitalization makes such a demand registration request, all other parties to the registration agreement will be entitled to participate in such registration. The registration agreement will also grant to the parties thereto piggyback registration rights with respect to all other registrations of our common stock and we, subject to limited exceptions, will pay all expenses related to the piggyback registrations.

Non-Competition; Non-Solicitation; Confidentiality Agreements

   In connection with the recapitalization and in accordance with the terms of the merger agreement, Mr. La Rue and Bay Alarm Company each have entered into a covenant not to compete with Pac-West, not to engage, and not to permit any affiliate to engage, for a noncompete period of two years after the closing date of the recapitalization in any business which:

  (1) provides telecommunication services of the type provided as of the closing date by Pac-West; or

  (2) provides services of the type which we have taken significant actions as of the closing date to begin providing or of the type we have indicated that we plan to begin providing in any business plan or similar document delivered to PWT Acquisition Corp. or our shareholders prior to the closing date, in each case within Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington, the province of British Columbia, Canada and the territories and jurisdictions of Mexico.

The noncompete restrictions do not prohibit any party from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded; and provided further that the noncompete restrictions do not restrict the activities of any party to the extent such party has received the consent of our board of directors to such activities.

   In accordance with their respective employment agreements, Messrs. La Rue, Griffin, Bryson, Meyer and Mills have agreed to forfeit any severance obligations owing to such executives in the event of their breach of similar noncompetition provisions. For purposes of Mr. Meyer's and Mr. Mills' respective agreements, the restricted territories include Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington, the province of British Columbia, Canada and the territories and jurisdictions of Mexico. For purposes of Mr. Griffin's and Mr. Bryson's respective agreements, the restricted territories include the United States of America, Canada and the territories and jurisdictions of Mexico.

   Messrs. La Rue, Griffin, Bryson, Meyer, Mills and Bay Alarm have also agreed to maintain the confidentiality of our information and not to solicit our employees and customers as provided in the merger agreement or their respective employment agreements, as the case may be.

Transaction Bonuses

   In accordance with the terms of the merger agreement, each of the following Pac-West officers and directors received a cash bonus upon consummation of the merger, as follows:

                                                                     Transaction
   Employee                                                             Bonus
   --------                                                          -----------
   Wallace W. Griffin...............................................        --
   John K. La Rue................................................... $1,625,000
   Richard E. Bryson................................................        --
   Brian K. Johnson.................................................        --
   Joel A. Effron................................................... $   50,000
   Dennis V. Meyer.................................................. $  300,000
   Jason R. Mills................................................... $  900,000
   Gregory Joksch................................................... $  200,000
   Jeff M. Webster.................................................. $  300,000

Transactions with Significant Stockholders

   Prior to the recapitalization, Bay Alarm Company held approximately 78% of our outstanding common stock. Sales to Bay Alarm accounted for approximately $245,000, $987,000, $1,211,000 and $498,000, or 5.8%, 3.3%, 2.9% and 1.6%, of
our revenues for the period from date of commencement on October 1, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, respectively. In addition, Bay Alarm Company provides us with security monitoring services at its normal commercial rates. Bay Alarm Company purchased the real property at which our Oakland switch facility is located. In connection with that purchase, we negotiated a lease with Bay Alarm Company for our continued use of that commercial space. The monthly lease payments under the lease are approximately $13,000 effective December 1998.

   Sales to InReach Internet LLC accounted for approximately $151,000, $1,122,000, $1,469,000 and $835,000, or 3.6%, 3.8%, 3.5% and 2.8%, of our
revenue for the period from date of commencement on October 1, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 and for the six month period ended June 30, 1999, respectively.

   Mr. Bruce A. Westphal, who served as our chairman of the board until the recapitalization and as a director of the Board since the recapitalization, is the chairman of the board of both Bay Alarm Company and InReach Internet.

   In accordance with the terms of the La Rue/Mills Stock Transfer Agreement dated November 23, 1998, Mr. La Rue has transferred 178,220 shares of common stock to Mr. Mills. Subsequently, Mr. Mills transferred 178,220 shares of common stock to John K. La Rue as trustee of an irrevocable trust.

   In accordance with the terms of the Stock Transfer Agreement, dated September 24, 1999, between Wallace W. Griffin and the Griffin Family Limited Partnership, L.L.P., Mr. Griffin has transferred 280,000 shares of common stock to the Griffin Family Limited Partnership, L.L.P.

                       PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

   The following table sets forth certain information regarding ownership of our common stock and convertible redeemable preferred stock as of June 30, 1999 by:

  (1) each person who we know to own beneficially more than 5% of the outstanding common stock or convertible redeemable preferred stock;

  (2) each of our directors and named executive officers; and

  (3) all of our directors and executive officers as a group.

   Data shown on this chart relating to TL Ventures III L.P. and related equity investors includes, after giving effect to the Pac-West ten for one stock split:

  (a) 2,006,340 shares of common stock held by TL Ventures III L.P., located at the address shown below;

  (b) 420,000 shares of common stock held by TL Ventures III Offshore L.P., located at c/o Trident Trust Company (Cayman) Limited, P.O. Box 847, One Capital Place, Fourth Floor, Grand Cayman, Cayman Islands; and

  (c) 65,520 shares of common stock held by TL Ventures III Interfund L.P., located at c/o TL Ventures L.L.C., 700 The Safeguard Building,
      435 Devon Park Drive, Wayne, PA 19087-1515.

   The data in the following table assumes the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share.

   Safeguard Delaware, Inc. is the general partner of Safeguard 98 Capital, L.P. and a wholly-owned subsidiary of Safeguard Scientifics, Inc. Each of these entities may be deemed to beneficially own the shares owned by Safeguard 98 Capital, L.P.

   Since June 30, 1999, Jason R. Mills transferred 178,220 shares of common stock to John K. La Rue as trustee of an irrevocable trust.

   All shares of stock shown in the following table for Messrs. Chandler, DeNino, Plum and Westphal are owned by William Blair Capital Partners VI, L.P.; TL Ventures III, L.P., TL Ventures III Offshore L.P. or TL Ventures III Interfund L.P.; SCP Private Equity Partners, L.P. and Bay Alarm Company, respectively. Mr. Chandler is a Managing Director of William Blair Capital Partners VI, L.L.C., which is the sole general partner of William Blair Capital Partners VI, L.P. Mr. DeNino is a Managing Director of the management company for each of the TL Ventures investment funds above listed. Mr. Plum is a Managing General Partner of SCP Private Equity Partners, L.P. and Mr. Westphal is chairman of the board of Bay Alarm Company. As a result of these relationships, each of these individuals may be deemed to be a beneficial owner of such shares. Each of Messrs. Chandler, DeNino, Plum and Westphal, however, disclaim beneficial ownership with respect to all such shares in which he does not have a pecuniary interest. The addresses of each of these officers or directors is as follows:

   Name                                                    Address
   ----                                                    -------
   Chandler.................................. c/o William Blair Capital Partners
                                              222 W. Adams Street
                                              Chicago, IL 60606

   DeNino.................................... c/o TL Ventures III L.P.
                                              700 The Safeguard Building
                                              435 Devon Park Drive
                                              Wayne, PA 19087


   Name                                                   Address
   ----                                                   -------
   Plum................................... c/o SCP Private Equity Partners, L.P.
                                           435 Devon Park Drive
                                           Building 300
                                           Wayne, PA 19087

   Westphal............................... c/o Bay Alarm Company
                                           925 Ygnacio Valley Road
                                           Walnut Creek, CA 94596

                                                                    Percent
                                           Shares Beneficially   Beneficially
                                                 Owned               Owned
                                           ------------------- -----------------
                                                                Before   After
            Beneficial Owner                     Number        Offering Offering
            ----------------               ------------------- -------- --------
Significant Stockholders:
  Bay Alarm Company......................       4,799,556        21.8%    14.4%
   925 Ygnacio Valley Road
   Walnut Creek, CA 94596

  SCP Private Equity Partners, L.P.......       3,547,219        16.1     10.6
   435 Devon Park Drive, Building 300
   Wayne, PA 19087

  William Blair Capital Partners VI,
   L.P...................................       3,547,219        16.1     10.6
   222 West Adams Street
   Chicago, IL 60606

  Safeguard 98 Capital, L.P. and related
   entities..............................       3,547,219        16.1     10.6
   800 The Safeguard Building
   435 Devon Park Drive
   Wayne, PA 19087

  TL Ventures III L.P. and related equity
   investors.............................       3,164,762        14.4      9.5
   700 Building
   435 Devon Park Drive
   Wayne, PA 19087-1990

Directors and Named Executive Officers:
  Richard E. Bryson......................          87,458         0.4      0.3

  David G. Chandler......................       3,547,219        16.1     10.6

  Mark J. DeNino.........................       3,164,762        14.4      9.5

  Wallace W. Griffin.....................         875,000         3.9      2.6

  John K. La Rue.........................         640,886         2.9      1.9
  Jason R. Mills.........................         178,220         0.8      0.5

  Samuel A. Plum.........................       3,547,219        16.1     10.6

  Bruce A. Westphal......................       4,799,556        21.8     14.4

All of Pac-West's directors and executive
 officers as a group (18 persons)........      16,840,320        76.5     50.4

Selling Shareholder

   Safeguard Scientifics may sell up to 1,200,000 shares of our common stock to its shareholders in connection with the directed share subscription program. Assuming that all the shares offered in the directed share subscription program are purchased by shareholders of Safeguard Scientifics and the conversion of our outstanding convertible redeemable preferred stock into 4,422,636 shares of common stock at an assumed conversion price of $11.00 per share, Safeguard Scientifics will own 2,347,219 shares or approximately 7.0% of our common stock after completion of this offering. If the shareholders of Safeguard Scientifics do not purchase any of the shares offered in the directed share subscription program and Safeguard Scientifics purchases all of the shares offered by us in the directed share subscription program, Safeguard Scientifics will beneficially own 5,847,219 shares or approximately 17.5% of our common stock after completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   The total amount of our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 1,750,000 shares of convertible redeemable preferred stock, par value $0.001 per share. Upon completion of the offering, all 1,750,000 shares of convertible redeemable preferred stock outstanding will be converted into common stock and 33,410,094 shares of common stock will be issued and outstanding. The discussion below describes our capital stock, the articles of incorporation and by-laws as anticipated to be in effect upon closing of the offering. The following summary of the provisions of our capital stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and by-laws that are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

Common Stock

   All outstanding shares of our common stock are fully paid and non-assessable. Subject to the prior rights of the holders of our preferred stock, the holders of our common stock are entitled to receive dividends at such time and in such amounts as our board of directors may determine. See "Dividend Policy" for a further description of your dividend rights.

   The shares of our common stock are not convertible and holders thereof have no preemptive or subscription rights to purchase any of our securities nor will holders be entitled to the benefits of any redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata all of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock which is then outstanding. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are cumulative voting rights with respect to the election of directors.

   We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol PACW.

Convertible Redeemable Preferred Stock

   The convertible redeemable preferred stock has a preference amount over the common stock with respect to any distribution by Pac-West to the holders of our capital stock or with respect to any liquidation, dissolution or winding up of Pac-West equal to the liquidation value of such shares, $25.72, plus an amount which accrues on a daily basis at a rate of 10% per annum on the original cost of such shares, $25.72, compounded quarterly. After payment of the preference amount, the convertible redeemable preferred stock and the common stock share ratably in any distribution made by us to the holders of our capital stock or with respect to any liquidation, dissolution or winding up of Pac-West.

   In connection with a registered public offering by us of equity or debt securities, or rights to acquire equity or debt securities, the holders of a majority of the outstanding convertible redeemable preferred stock have the right to convert all outstanding convertible redeemable preferred stock into shares of common stock by delivering written notice to us at least 15 days prior to the expected closing of such public offering. In addition, any holder of the outstanding convertible redeemable preferred stock may convert its shares of convertible redeemable preferred stock to shares of common stock in connection with a public offering by delivering written notice to us at least 30 days prior to the expected closing of such public offering. In connection with this offering, each share of convertible redeemable preferred stock will be converted into that number of shares of common stock determined by dividing the preference amount by the initial public offering price of the common stock.

   The convertible redeemable preferred stock is subject to immediate redemption upon certain events of bankruptcy and insolvency. The foregoing redemption rights are all subject to our having sufficient funds that are:

  (1) legally available in accordance with the General Corporation Law of California for the redemption of the shares of convertible redeemable preferred stock; and

  (2) permitted to be used for the redemption of such shares of convertible redeemable preferred stock in accordance with any debt financing agreements of Pac-West, including the indenture governing the senior notes.

   The holders of convertible redeemable preferred stock have no right to vote on matters submitted to a vote of our stockholders, except as otherwise required by law.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

 Classified Board of Directors

   Our bylaws provide that, following the closing of this offering, our Board of Directors will be divided into three classes of directors, with each class serving staggered three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classified board provision will help ensure the continuity and stability of our Board of Directors and our business strategies and policies as determined by our Board of Directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our Board of Directors even where such acquisition could have resulted in increased value to Pac-West shareholders. In addition, the classified board provision could delay shareholders who do not like the policies of our Board of Directors from electing a majority of our Board of Directors for two years.

 No Shareholder Action by Written Consent: Board Vacancies

   Our bylaws provide that shareholders may not vote by written consent in lieu of a meeting to fill a vacancy on the Board of Directors.

 Limitations on Liability and Indemnification of Officers and Directors

   Our articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. However, this provision does not affect the directors' responsibilities under any other laws, such as the federal securities laws.

   Our articles of incorporation also provide that we are authorized to provide indemnification of our agents through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law. Accordingly, our bylaws provide indemnification, to the maximum extent and in the manner permitted by California law, to each of our directors, officers, employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director, officer, employee or agent of us.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is First Union National Bank.

                          DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

   Our senior credit facility provides for initial borrowings of $20.0 million and future borrowings from time to time of up to an additional $20.0 million for working capital and other corporate purposes. The senior credit facility has a three-year term ending June 15, 2002, and our indebtedness under that facility is secured by all of our assets, including but not limited to our equipment, inventory, receivables and related contracts, investment property, computer hardware and software, bank accounts and all other goods and rights of every kind and description.

   Our borrowings under the senior credit facility will bear interest, at our option, at:

  (1) the base rate, as defined in the senior credit facility, or

  (2) the LIBOR rate, as defined in the senior credit facility, plus between 2.25% and 3.5%. As of June 30, 1999, the borrowing rate under this facility would have been approximately 8.00%.

   We are required to pay the lender under the senior credit facility a commitment fee, payable in arrears on a quarterly basis, on the average unused portion of the senior credit facility during such period. We may also be required to pay an annual agency fee to the agent of the lender. In addition, we paid an arrangement fee. The agent and the lender will receive and continue to receive such other fees as may be separately agreed upon with the agent.

   The senior credit facility requires us to meet certain financial tests, including, for example, maximum levels of debt as a ratio of EBITDA, as defined in the senior credit facility, minimum interest coverage and maximum amount of capital expenditures. The senior credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

   The senior credit facility contains customary events of default including, for example, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgment defaults, failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and change of control of Pac-West.

Senior Notes

   The following description is a summary of the material provisions of our senior notes and the senior notes indenture. It does not restate those agreements in their entirety. We urge you to read the senior notes indenture and sample note, which have been previously filed with the SEC.

 General Characteristics

   The senior notes mature on February 1, 2009 and are limited to an aggregate stated principal amount at maturity of $150 million. They accrue interest at the rate of 13 1/2% per annum payable semi-annually in arrears and are a general unsecured obligation. However, we have purchased and pledged to the trustee, as security for the benefit of the holders of the senior notes, a portfolio of U.S. government securities in an amount sufficient to provide for payment in full of the first two scheduled interest payments due under the senior notes, the first of which was paid on August 2, 1999.

 Optional Redemption

   At any time prior to February 1, 2002, we may redeem up to 35% of the aggregate principal amount of senior notes originally issued at a redemption price of 113.50% plus accrued and unpaid interest with the net cash proceeds of one or more underwritten public equity offerings of common stock in which the gross proceeds to us are at least $20 million; provided that:

  . at least $97.5 million in aggregate principal amount of the notes remains outstanding immediately after such a redemption and

  . the redemption occurs within 45 days of the date of the closing of such public equity offering.

   After February 1, 2004, we may redeem all or a part of the senior notes at the redemption prices set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning February 1 of the years indicated below:

       Year                                                           Percentage
       ----                                                           ----------
       2004..........................................................  106.75%
       2005..........................................................  104.50%
       2006..........................................................  102.25%
       2007..........................................................  100.00%

 Repurchase at the Option of Holders

   If we sell certain assets or experience a change of control, each holder of the senior notes will have the right to require us to repurchase all or any part of that holder's senior notes for 101% of the aggregate principal amount of the senior notes repurchased plus accrued and unpaid interest.

 Certain Covenants

   The senior notes are under an indenture with Norwest Bank Minnesota, N.A., as trustee. The senior notes indenture will, among other things, restrict our ability to:

  . borrow money;

  . pay dividends on stock or repurchase stock;

  . make investments;

  . use assets as security in other transactions; and

  . sell certain assets or merge with or into other companies.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately following this offering, there will be 33,410,094 shares of our common stock issued and outstanding. Of these shares, the 12,600,000 shares of common stock to be sold in this offering will be immediately eligible for sale in the public market, except for shares owned at any time by our affiliates within the meaning of Rule 144 under the Securities Act. The remaining 20,810,094 issued and outstanding shares are restricted securities within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144. Prior to the date of this prospectus, no public market has existed for our common stock. We expect that trading of our common stock on the Nasdaq National Market will commence on the date of this prospectus. We do not make any prediction regarding the effect, if any, that future sales of shares, or the availability of our shares for future sale, will have on the market price of our common stock. The market price of our common stock can be adversely affected by sales of substantial amounts of common stock or by the perception that these sales could occur.

Rule 144

   In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including a person who may be deemed affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the then-outstanding shares of our common stock; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice requirements of Rule 144.

Rule 701

   Our employees, directors, officers or consultants who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule
144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions. In each of these cases, Rule 701 allows the shareholders to sell 90 days after the date of this prospectus.

Lock-up agreements

   We expect to obtain from each of our directors, executive officers, and our shareholders agreements to the effect that, subject to limited exceptions, such directors, executive officers and shareholders will not sell, offer to sell or otherwise dispose of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters, except Safeguard 98 Capital, L.P. may, pursuant to the terms of a long term incentive plan, transfer approximately 10% of its pre-offering holdings to Safeguard Scientifics' employees, who will not be subject to a lock-up agreement.

Registration Statement on Form S-8

   Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance under our employee benefit plans. The stock registered under that registration statement will thereafter be available for sale in the public market, subject to the resale limitations of Rule 144 applicable to our affiliates.

                                  UNDERWRITING

   Of the 12,600,000 shares of our common stock offered by this prospectus, we are offering 9,100,000 shares to the public generally in an underwritten public offering and 2,300,000 shares to the shareholders of one of our shareholders, Safeguard Scientifics, and Safeguard Scientifics is offering up to 1,200,000 shares to its shareholders in a directed share subscription program.

   Subject to the terms and conditions set forth in an underwriting agreement
dated           , 1999, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Banc of America Securities LLC, and First Union Securities, Inc., has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The 9,100,000 shares of common stock being purchased by the underwriters does not include the 2,300,000 shares of common stock being offered by us and the 1,200,000 shares of our common stock being offered by Safeguard Scientifics to its shareholders in the directed share subscription program.

Underwriters                                                    Number of Shares
------------                                                    ----------------
Bear, Stearns & Co. Inc........................................
Banc of America Securities LLC.................................
First Union Securities, Inc....................................
                                                                   ---------
    Total......................................................    9,100,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters are subject to approval of legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the shares of common stock set forth in the table above, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess
of $      per share. The underwriters may allow, and dealers may re-allow,
concessions not in excess of $      per share on sales to other dealers. After
the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 1,365,000 additional shares at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

   We and Safeguard Scientifics have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   We expect to obtain from each of our directors and executive officers and our shareholders agreements to the effect that, subject to limited exceptions, such directors, executive officers and shareholders will not sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters, except Safeguard 98 Capital, L.P. may, pursuant to the terms of a long term incentive plan, transfer approximately 10% of its pre-offering holdings to Safeguard Scientifics' employees, who will not be subject to a lock-up agreement.

   In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell or otherwise dispose of any shares of common stock except for the shares offered in this offering and any shares offered in connection with employee benefit plans and other limited exceptions, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

   Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be:

  . our results of operations in recent periods;

  . estimates of our business potential;

  . an assessment of our management;

  . prevailing market conditions; and

  . the prices of similar securities of generally comparable companies.

   We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "PACW." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

   The underwriters have reserved for sale, at the initial public offering price, up to 1,365,000 shares of common stock for employees, directors and other persons associated with us who express an interest in purchasing these shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

   Banc of America Securities LLC and its affiliates own approximately 1.4% of our common stock, which was acquired in the recapitalization of Pac-West on September 16, 1998. Banc of America Securities LLC and First Union Securities, Inc. also own a portion of our senior notes as part of their market-making activities in the senior notes. The underwriters have and may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

   The following table shows the underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share..................................................  $        $
   Total .....................................................  $        $

                      Directed Share Subscription Program

   As part of this offering, we are offering 2,300,000 shares and Safeguard Scientifics is offering up to 1,200,000 shares of our common stock beneficially owned by it in a directed share subscription program to shareholders of Safeguard Scientifics, one of our principal shareholders. Safeguard Scientifics is an underwriter with respect to the shares of our common stock offered to the shareholders of Safeguard Scientifics. Safeguard Scientifics is not an underwriter with respect to the other shares of our common stock offered and is not included in the term "underwriter" as used elsewhere in this prospectus. The underwriters are not purchasing the shares in the directed share subscription program, and are not an "underwriter" with respect to those shares. Safeguard has not participated in any discussions or negotiations with the Company and the underwriters regarding the initial public offering price. Safeguard will not have any right to seek indemnification from Pac-West regarding its agreement to accept underwriter liability with respect to the shares included in the directed share subscription program.

   Safeguard Scientifics' shareholders may subscribe for one share of our common stock for every ten shares of Safeguard Scientifics' common stock held by them and may not transfer the opportunity to subscribe to another person except involuntarily by operation of law. Persons who owned at least 100 shares of Safeguard Scientifics' common stock as of September 7, 1999 are eligible to purchase shares directly from us or Safeguard Scientifics under the program. Shareholders who own less than 100 shares of Safeguard Scientifics' common stock will be ineligible to participate in the directed share subscription program. Subscription orders will be satisfied first from the shares being sold by us and then from the shares offered by Safeguard Scientifics. If any of the shares offered by us under the program are not purchased by the shareholders of Safeguard Scientifics, Safeguard Scientifics, directly or through its wholly-owned subsidiary Safeguard Delaware, Inc., will purchase these shares from us at the closing of this offering. This purchase obligation may not be transferred to anyone else and the only condition to the purchase obligation is the consummation of the underwritten public offering. Although these shares will have been purchased directly from us as part of a registered offering, Safeguard Scientifics is one of our affiliates and may only sell these shares in accordance with Rule 144 restrictions or in subsequent registered offerings. See "Shares Eligible For Future Sale." In addition, Safeguard Scientifics has agreed not to offer, sell or otherwise dispose of any shares of our common stock purchased by it in the directed share subscription program for a period of 180 days after the date of this prospectus. Sales under the directed share subscription program will close on the closing of the sale of the other shares offered to the public. It is expected that sales under the directed share subscription program will be reflected in each purchaser's book-entry account at the Depository Trust Company, if any, shortly after the closing of these sales. After the closing of these sales, we will mail stock certificates to all purchasers who do not maintain book-entry accounts at the Depository Trust Company.

   Prior to this offering, Safeguard Scientifics beneficially owned 3,547,218 shares or approximately 10.6% of our common stock. After this offering, Safeguard Scientifics will beneficially own 2,347,219 shares or approximately 7.0% of our common stock, assuming that all shares offered in the directed share subscription program are purchased by shareholders of Safeguard Scientifics. If the shareholders of Safeguard Scientifics do not purchase any of the shares offered in the directed share subscription program and Safeguard Scientifics purchases all of the shares offered by us in the directed share subscription program, Safeguard Scientifics will beneficially own 5,847,219 shares or approximately 17.5% of our common stock after this offering. The purchase price under the program, whether paid by Safeguard Scientifics or its shareholders, will be the same price per share as set forth on the cover page of this prospectus. For purposes of this prospectus, when we present information that reflects this offering, we have assumed that all shares offered under the directed share subscription program are purchased by shareholders of Safeguard Scientifics.

   We have entered into an agreement to pay Bear, Stearns & Co. Inc. a
financial advisory fee of up to $          or an amount equal to   % of the
aggregate initial public offering price of all the shares being sold by us through the directed share subscription program, including shares that may be sold to Safeguard Scientifics. In addition, Safeguard Scientifics has agreed to
pay Bear, Stearns & Co. Inc. a financial advisory fee of up to $           or
an amount equal to   % of the aggregate initial public offering price of all
the shares being sold by Safeguard Scientifics through the directed share subscription program. The financial advisory fees compensate Bear, Stearns & Co. Inc. for its financial advice relating to the directed share subscription program. Safeguard Scientifics will not receive any compensation from us or any other person with respect to this offering, including any underwriting discounts or commissions.

   The following table shows the per share and total offering price, financial advisory fee to be paid by us to Bear, Stearns & Co. Inc. and the proceeds, before expenses, to us.

                                                          Per Share    Total
                                                          --------- -----------
     Public offering price...............................  $        $
     Financial advisory fee to Bear, Stearns & Co. Inc...  $        $
     Proceeds, before expenses, to us....................  $        $
     Maximum proceeds, before expenses, to Safeguard
      Scientifics........................................  $        $

   The expenses of the directed share subscription program, exclusive of the financial advisory fee to be paid to the underwriters, are estimated at $286,000 and are payable by us. The following table details these expenses. All amounts shown are estimates, with the exception of the Securities and Exchange Commission registration fee and the NASD filing fee.

      SEC registration fee............................................ $ 11,675
      NASD filing fee.................................................    4,325
      Nasdaq National Market Listing Fee..............................   20,000
      Legal Fees and Expenses.........................................   75,000
      Printing expense................................................  125,000
      Offering agent fees.............................................   25,000
      Miscellaneous...................................................   25,000
                                                                       --------
          Total....................................................... $286,000
                                                                       ========

   The total expenses for the offering, including the expenses associated with the underwritten public offering, are estimated at $1,250,000.

                                 LEGAL MATTERS

   The validity of the common stock offered in this prospectus will be passed upon on behalf of Pac-West by Neumiller & Beardslee, Stockton, California and certain other legal matters will be passed upon on behalf of

Pac-West by Kirkland & Ellis, Chicago, Illinois and on behalf of the underwriters by Latham & Watkins, Chicago, Illinois. One of our directors, Mark Fowler, is of counsel at Latham & Watkins. Mr. Fowler receives compensation as a director. See "Management--Director Compensation."

                                    EXPERTS

   The financial statements and schedule included in this prospectus or elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Pac-West and the common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

   We are subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. Such periodic reports and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website. We also maintain an Internet site at http://www.pacwest.com. Our web site and the information contained therein or connected thereto will not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Arthur Andersen LLP, Independent Public Accountants..............  F-3

Balance Sheets.............................................................  F-4

Statements of Operations...................................................  F-6

Statements of Changes in Stockholders' Equity (Deficit)....................  F-7

Statements of Cash Flows...................................................  F-8

Notes to Financial Statements..............................................  F-9

Interim Condensed Balance Sheet (unaudited)................................ F-25

Interim Condensed Statements of Income (unaudited)......................... F-26

Interim Condensed Statements of Cash Flows (unaudited)..................... F-27

Notes to Interim Condensed Financial Statements (unaudited)................ F-28

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pac-West Telecomm, Inc.:

   We have audited the accompanying balance sheets of Pac-West Telecomm, Inc. (a California corporation) as of December 31, 1997 and 1998, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the three-month period from date of commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998. In addition, we have audited the statements of operations and cash flows of the predecessor telephone and answering service divisions of Pac-West Telecomm, Inc. (see Note 1) for the nine-month period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pac-West Telecomm, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the three-month period from date of commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, and the results of operations and cash flows of the predecessor telephone and answering service divisions of Pac-West Telecomm, Inc. for the nine-month period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

 San Francisco,
 California, February
 10, 1999 except with
 respect to Notes 12 and
 13 for which the dates
 are March 19, 1999 and
 October 7, 1999,
 respectively

                            PAC-WEST TELECOMM, INC.

                                 BALANCE SHEETS

                        As of December 31, 1997 and 1998

                                     ASSETS

                                                         1997         1998
                                                      -----------  -----------
Current Assets:
  Cash and cash equivalents.......................... $ 3,603,000  $15,236,000
  Trade accounts receivable, net of allowances for
   doubtful accounts of $300,000 and $400,000 at
   December 31, 1997 and 1998, respectively..........   3,662,000    4,623,000
  Accounts receivable from related parties...........     161,000       64,000
  Income taxes receivable............................           0    1,971,000
  Inventories........................................     330,000      447,000
  Prepaid expenses and other current assets..........     398,000      861,000
  Deferred financing costs, net......................           0      457,000
  Deferred tax assets................................     160,000      151,000
                                                      -----------  -----------
      Total current assets...........................   8,314,000   23,810,000
                                                      -----------  -----------
Equipment, Vehicles and Leasehold Improvements:
  Communications equipment...........................  17,193,000   29,817,000
  Office furniture and equipment.....................   1,176,000    1,965,000
  Vehicles...........................................     301,000      717,000
  Leasehold improvements.............................   2,869,000    5,581,000
  Construction-in-progress (Note 5)..................           0   25,597,000
                                                      -----------  -----------
                                                       21,539,000   63,677,000
Less: Accumulated depreciation and amortization......  (2,460,000)  (6,383,000)
                                                      -----------  -----------
      Equipment, vehicles and leasehold improvements,
       net...........................................  19,079,000   57,294,000
                                                      -----------  -----------
Other Assets, net.................................. .     135,000    1,389,000
                                                      -----------  -----------
      Total assets................................... $27,528,000  $82,493,000
                                                      ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                            PAC-WEST TELECOMM, INC.

                                 BALANCE SHEETS

                        As of December 31, 1997 and 1998

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                        1997         1998
                                                     ----------- ------------
Current Liabilities:
  Current portion of notes payable.................. $ 2,034,000 $    132,000
  Current portion of capital lease obligations......   1,432,000            0
  Accounts payable..................................   1,159,000    5,147,000
  Accrued payroll and related expenses..............     331,000      846,000
  Other accrued liabilities.........................     760,000    2,153,000
                                                     ----------- ------------
        Total current liabilities...................   5,716,000    8,278,000
                                                     ----------- ------------
Senior Secured Borrowings and Other Long-Term
 Obligations (Note 3)...............................           0  100,000,000
Notes Payable, less current portion.................   6,627,000      116,000
Capital Lease Obligations, less current portion.....   5,579,000            0
                                                     ----------- ------------
        Total long-term debt and capital lease
         obligations................................  12,206,000  100,116,000
                                                     ----------- ------------
Deferred Income Taxes...............................     934,000    1,888,000
                                                     ----------- ------------
        Total liabilities...........................  18,856,000  110,282,000
                                                     ----------- ------------
Commitments and Contingencies (Note 5)
Convertible Redeemable Preferred Stock, $0.001 par
 value; 1,750,000 shares authorized; 1,750,000
 issued and outstanding at December 31, 1998
 (preference in liquidation of $45,000,000, plus
 accrued cumulative dividends of $1,324,000)........           0   46,324,000
Stockholders' Equity (Deficit):
  Common stock:
    December 31, 1997, no par value:
      Authorized shares--10,000,000
      Issued and outstanding shares--140,000........   4,037,000            0
    December 31, 1998, $0.001 par value:
      Authorized shares--50,000,000
      Issued and outstanding shares--17,587,458.....           0       18,000
  Additional paid-in capital........................           0    8,905,000
  Notes receivable from stockholders................           0     (233,000)
  Retained earnings (deficit).......................   4,635,000  (82,803,000)
                                                     ----------- ------------
        Total stockholders' equity (deficit)........   8,672,000  (74,113,000)
                                                     ----------- ------------
        Total liabilities and stockholders' equity
         (deficit).................................. $27,528,000 $ 82,493,000
                                                     =========== ============


   The accompanying notes are an integral part of these financial statements.

                            PAC-WEST TELECOMM, INC.
                            STATEMENTS OF OPERATIONS
   For the Predecessor Telephone and Answering Service Divisions of Pac-West
                                 Telecomm, Inc.
            for the nine-month period ended September 30, 1996, and
                          for Pac-West Telecomm, Inc.
   for the three-month period from date of commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998

                             Predecessor
                            Telephone and
                              Answering
                          Service Divisions
                              (Note 1)                Pac-West Telecomm, Inc.
                          ----------------- ---------------------------------------------
                          Nine-Month Period Period from Date of
                                Ended           Commencement     Year Ended   Year Ended
                            September 30,   (October 1, 1996) to  December     December
                                1996         December 31, 1996    31, 1997     31, 1998
                          ----------------- -------------------- -----------  -----------
Revenues (Note 5).......     $8,737,000          $4,232,000      $29,551,000  $42,211,000
                             ----------          ----------      -----------  -----------
Costs and Expenses:
 Operating..............      4,202,000           2,064,000       12,060,000   15,344,000
 Selling, general and
  administrative:
  Selling, general and
   administrative.......      3,123,000           1,519,000        7,367,000   10,779,000
  Transaction bonuses
   and consultant's
   costs (Note 1).......              0                   0                0    3,798,000
 Depreciation and
  amortization..........        549,000             299,000        2,204,000    4,106,000
                             ----------          ----------      -----------  -----------
   Total costs and
    expenses............      7,874,000           3,882,000       21,631,000   34,027,000
                             ----------          ----------      -----------  -----------
   Income from
    operations..........        863,000             350,000        7,920,000    8,184,000
                             ----------          ----------      -----------  -----------
Other Expense (Income):
 Interest expense.......         33,000             105,000          932,000    4,199,000
 Gain on disposal of
  answering service
  division..............              0                   0         (385,000)           0
 Costs of merger with
  PWT Acquisition Corp.
  and recapitalization
  (Note 1)..............              0                   0                0    3,004,000
 Other (income) expense,
  net...................        (34,000)             11,000         (119,000)    (330,000)
                             ----------          ----------      -----------  -----------
   Total other expense
    (income), net.......         (1,000)            116,000          428,000    6,873,000
                             ----------          ----------      -----------  -----------
   Income before
    provision for income
    taxes and
    extraordinary item..        864,000             234,000        7,492,000    1,311,000
Provision for Income
 Taxes..................        345,000              94,000        2,997,000    1,561,000
                             ----------          ----------      -----------  -----------
   Income (loss) before
    extraordinary item..        519,000             140,000        4,495,000     (250,000)
                             ----------          ----------      -----------  -----------
Extraordinary Item: Loss
 on early extinguishment
 of debt, net of income
 tax benefit of
 $278,000...............              0                   0                0     (417,000)
                             ----------          ----------      -----------  -----------
   Net income (loss)....     $  519,000          $  140,000      $ 4,495,000  $  (667,000)
                             ==========          ==========      ===========  ===========
Basic and diluted income
 (loss) before
 extraordinary item per
 share..................                         $     1.00      $     32.11  $     (0.30)
                                                 ==========      ===========  ===========
Basic and diluted net
 income (loss) per
 share..................                         $     1.00      $     32.11  $     (0.38)
                                                 ==========      ===========  ===========
Basic and diluted
 weighted average shares
 outstanding............                            140,000          140,000    5,244,191
                                                 ==========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                            PAC-WEST TELECOMM, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

   For the three-month period from date of commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998

                                                                 Notes                       Total
                              Common Stock       Additional    Receivable    Retained    Stockholders'
                         ----------------------    Paid-in        from       Earnings       Equity
                           Shares     Amount       Capital    Stockholders  (Deficit)      (Deficit)
                         ---------- -----------  -----------  ------------ ------------  -------------
Balance, September 30,
 1996...................          0 $         0  $         0   $       0   $          0  $          0
 Issuance of common
  stock for contribution
  of predecessor
  telephone and
  answering service
  divisions by CalPage
  (Note 1)..............    140,000   4,037,000            0           0              0     4,037,000
                         ---------- -----------  -----------   ---------   ------------  ------------
Balance, October 1,
 1996...................    140,000   4,037,000            0           0              0     4,037,000
 Net income for the
  three-month period
  from date of
  commencement (October
  1, 1996) to December
  31, 1996..............          0           0            0           0        140,000       140,000
                         ---------- -----------  -----------   ---------   ------------  ------------
Balance, December 31,
 1996...................    140,000   4,037,000            0           0        140,000     4,177,000
 Net income for the year
  ended December 31,
  1997..................          0           0            0           0      4,495,000     4,495,000
                         ---------- -----------  -----------   ---------   ------------  ------------
Balance, December 31,
 1997...................    140,000   4,037,000            0           0      4,635,000     8,672,000
 Conversion to $0.001
  par value stock.......          0  (4,037,000)   4,037,000           0              0             0
 Effect of merger with
  PWT Acquisition Corp.
  and recapitalization
  (Note 1)..............  7,176,988       7,000    1,193,000           0    (86,771,000)  (85,571,000)
 Issuance of common
  stock.................  9,658,012      10,000    4,708,000           0              0     4,718,000
 Accrued cumulative
  dividends--preferred
  stock.................          0           0   (1,324,000)          0              0    (1,324,000)
 Issuances of common
  stock for cash and
  notes receivable......    612,458       1,000      291,000    (233,000)             0        59,000
 Net loss for the year
  ended December 31,
  1998..................          0           0            0           0       (667,000)     (667,000)
                         ---------- -----------  -----------   ---------   ------------  ------------
Balance, December 31,
 1998................... 17,587,458 $    18,000  $ 8,905,000   $(233,000)  $(82,803,000) $(74,113,000)
                         ========== ===========  ===========   =========   ============  ============

   The accompanying notes are an integral part of these financial statements.

                            PAC-WEST TELECOMM, INC.

                            STATEMENTS OF CASH FLOWS

   For the Predecessor Telephone and Answering Service Divisions of Pac-West
                                 Telecomm, Inc.
            for the nine-month period ended September 30, 1996, and
                          for Pac-West Telecomm, Inc.
   for the three-month period from date of commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998

                                                      Predecessor
                                                     Telephone and
                                                       Answering
                                                   Service Divisions
                                                       (Note 1)                 Pac-West Telecomm, Inc.
                                                   ----------------- -----------------------------------------------
                                                   Nine-Month Period Period from Date of
                                                         Ended           Commencement      Year Ended    Year Ended
                                                     September 30,   (October 1, 1996) to December 31,  December 31,
                                                         1996         December 31, 1996       1997          1998
                                                   ----------------- -------------------- ------------  ------------
Operating Activities:
 Net income (loss)................................    $   519,000        $   140,000      $ 4,495,000   $   (667,000)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
 Extraordinary item--loss on early extinguishment
  of debt, net of income tax benefit..............              0                  0                0        417,000
 Costs of merger with PWT Acquisition Corp. and
  recapitalization................................              0                  0                0      3,004,000
 Depreciation and amortization....................        549,000            299,000        2,204,000      4,106,000
 Amortization of deferred financing costs.........              0                  0                0      1,438,000
 Gain on disposal of answering service division...              0                  0         (385,000)             0
 Gain on disposal of equipment....................              0                  0          (15,000)             0
 Provision for doubtful accounts..................        (19,000)             6,000          216,000        100,000
 Deferred income tax provision....................              0             93,000          711,000        963,000
 Changes in operating assets and liabilities:
  Increase in trade accounts receivable...........       (442,000)          (413,000)      (2,034,000)    (1,061,000)
  (Increase) decrease in accounts receivable from
   related parties................................        200,000            (94,000)         (67,000)        97,000
  Increase in income tax receivable...............              0                  0                0     (1,971,000)
  (Increase) decrease in inventories..............       (102,000)          (177,000)         195,000       (117,000)
  Increase in prepaid expenses and other current
   assets.........................................        (17,000)           (90,000)        (175,000)      (263,000)
  (Increase) decrease in other assets.............         45,000            (15,000)         (56,000)        91,000
  Increase (decrease) in accounts payable.........       (267,000)           527,000          654,000      3,988,000
  Increase (decrease) in accrued compensation and
   other liabilities..............................        626,000           (201,000)         133,000      1,908,000
                                                      -----------        -----------      -----------   ------------
   Net cash provided by operating activities......      1,092,000             75,000        5,876,000     12,033,000
                                                      -----------        -----------      -----------   ------------
Investing Activities:
 Purchase of equipment, vehicles and leasehold
  improvements....................................     (2,730,000)        (1,682,000)      (7,103,000)   (42,176,000)
 Proceeds from disposal of answering service
  division........................................              0                  0          402,000              0
 Proceeds from disposal of equipment..............        207,000                  0           82,000        145,000
                                                      -----------        -----------      -----------   ------------
   Net cash used in investing activities..........     (2,523,000)        (1,682,000)      (6,619,000)   (42,031,000)
                                                      -----------        -----------      -----------   ------------
Financing Activities:
 Proceeds from notes payable......................      2,274,000          2,508,000        5,931,000     10,514,000
 Repayments on notes payable......................        (87,000)          (892,000)      (1,332,000)    (2,658,000)
 Principal payments on capital leases.............       (366,000)           (67,000)        (730,000)      (828,000)
 Payment for deferred financing costs associated
  with senior notes...............................              0                  0                0     (1,195,000)
 Proceeds from senior secured borrowings..........              0                  0                0     15,587,000
 Increase in other long-term obligations..........              0                  0                0      9,000,000
 Proceeds from issuance of common stock...........              0                  0                0          9,000
 Merger with PWT Acquisition Corp. and
  recapitalization:
 Proceeds from the issuance of preferred stock....              0                  0                0     31,844,000
 Proceeds from the issuances of common stock......              0                  0                0      5,968,000
 Proceeds from senior secured borrowings..........              0                  0                0     75,413,000
 Payments to existing stockholders................              0                  0                0    (74,015,000)
 Extinguishments of notes payable and capital
  leases..........................................              0                  0                0    (23,159,000)
 Payment for deferred financing costs.............              0                  0                0     (1,895,000)
 Costs of merger with PWT Acquisition Corp. and
  recapitalization................................              0                  0                0     (2,954,000)
 Repayment of loans payable to officers and
  stockholder.....................................        (43,000)                 0         (211,000)             0
                                                      -----------        -----------      -----------   ------------
   Net cash provided by financing activities......      1,778,000          1,549,000        3,658,000     41,631,000
                                                      -----------        -----------      -----------   ------------
   Net increase (decrease) in cash and cash
    equivalents...................................        347,000            (58,000)       2,915,000     11,633,000
Cash and Cash Equivalents:
 Beginning of period..............................        399,000            746,000          688,000      3,603,000
                                                      -----------        -----------      -----------   ------------
 End of period....................................    $   746,000        $   688,000      $ 3,603,000   $ 15,236,000
                                                      ===========        ===========      ===========   ============

   The accompanying notes are an integral part of these financial statements.

                            PAC-WEST TELECOMM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Organization:

   Pac-West Telecomm, Inc. (the Company) is engaged in the business of providing switched local and long-distance telecommunications services and "one-stop" integrated telecommunications services to Internet Service Providers
(ISPs), paging companies and other inbound call service providers, as well as to medium and small businesses, principally within California.

   The Company was incorporated in May 1996 in the state of California as a wholly owned subsidiary of CalPage (a telephone, answering and paging services company), also formerly named Pac-West Telecomm, Inc. CalPage transferred its telephone and answering service divisions (the Predecessor Telephone and Answering Service Divisions or the "Predecessor") to the Company effective September 30, 1996 (the Initial Transfer). In conjunction with the Initial Transfer, CalPage spun off the Company to the stockholders of CalPage. The accompanying financial statements are presented on the same historical cost basis as was used prior to the Initial Transfer.

   During 1997, the Company sold the customer base and other assets of its answering service division (see Note 10).

   The success of the Company is highly dependent upon several factors. These factors include the Company's ability to penetrate additional markets and to manage network growth and technological change within the telecommunications industry, the successful implementation of local and enhanced services to its customers including ISPs, and competition from preexisting and new providers of local and long-distance services, as well as positive and timely responses regarding governmental regulations.

   Additionally, the Company is managed by a limited number of key individuals, several of whom are subject to employment contracts. The Company is also dependent on the development of an effective sales force and the retention of skilled and qualified personnel.

   As of December 31, 1998, the Company's borrowings and other long-term obligations totaled $100,248,000 and the Company had a stockholders' deficit of $74,113,000. As discussed in Note 11, in January 1999, the Company issued $150,000,000 of 13.5 percent senior notes due on February 1, 2009. A portion of the proceeds from these notes was used to repay the senior secured borrowings. The balance of the proceeds will be used for future capital expenditures and working capital needs, including the establishment of an interest reserve to cover certain initial interest payments due under the senior notes.

 Basis of Presentation

   The accompanying financial statements present the financial position of the Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998. In addition, the accompanying financial statements present the results of the Predecessor's operations and cash flows for the nine-month period ended September 30, 1996.

   The Predecessor was a division of CalPage during the nine-month period ended September 30, 1996. Accordingly, the results of the Predecessor's operations and its cash flows were recorded and reported by CalPage as an integral part of CalPage's total operations. The Company has used its best efforts to derive the appropriate information from the books and records of CalPage and has by necessity applied certain

                            PAC-WEST TELECOMM, INC.

assumptions in identifying and allocating costs and expenses to separately report the results of operations and cash flows of the Predecessor for the nine-month period ended September 30, 1996 in the accompanying financial statements.

   Allocated selling, general and administrative expenses for the nine-month period ended September 30, 1996, were $1,111,000.

   Assumptions used were based on headcount and job descriptions, facility utilization, and divisional revenues. Management believes this method is a reasonable allocation method and that the resulting amounts approximate the amounts that would have been incurred if the Predecessor was operated on a stand-alone basis. Revenues, direct costs, depreciation and amortization and interest expense have been recorded based on the specific activities of the Predecessor.

   Due to the significant changes in the Company's operations since September 30, 1996, the Company believes that the financial information of the Predecessor is not directly comparable to the Company's results of operations.

 Merger and Recapitalization

   On September 16, 1998, the Company completed a merger with PWT Acquisition Corp. (PWT) and a recapitalization of the Company (the Transaction). PWT was formed by a group of investors (the New Stockholders) for the purpose of injecting additional equity into the Company and effecting the recapitalization. In connection with the Transaction, PWT was merged into the Company, with the Company being the surviving corporation.

   In connection with the Transaction, Bay Alarm Company and Mr. John La Rue (the Existing Stockholders) received cash payments of approximately $74 million (primarily financed through senior secured borrowings--see Note 3), as well as shares of newly issued preferred and common stock of the Company in exchange for a substantial portion of their ownership interests. Additionally, at the consummation of the Transaction, the Company paid transaction bonuses and consultant's costs totaling approximately $3.8 million which are included in the accompanying statements of operations. Under the terms of the Transaction, the Existing Stockholders of the Company are entitled to receive additional consideration up to $20 million in the event that the Company achieves certain earnings targets (including receipt of certain billings under dispute--see Note
5) subsequent to the recapitalization. As of December 31, 1998, none of these earnings targets were achieved and accordingly, no amounts have been accrued at December 31, 1998 for payment of any additional consideration. Immediately following consummation of the Transaction, the Existing Stockholders continued to hold approximately 28 percent of the issued and outstanding common stock of the Company. As a result of the continued significant ownership interests of the Existing Stockholders, no adjustments have been made to the historical carrying amounts of the Company's assets and liabilities as a result of the Transaction.

                            PAC-WEST TELECOMM, INC.

   A summary of the Transaction is as follows:

      Issuance of convertible redeemable preferred stock*....... $  31,844,000
      Issuance of common stock, $0.001 par value................     5,968,000
      Proceeds from senior secured borrowings...................    75,413,000
                                                                 -------------
        Total sources of cash...................................   113,225,000
                                                                 -------------
      Payments to Existing Stockholders including $400,000 for
       noncompete agreements*...................................   (74,015,000)
      Extinguishment of debt**..................................   (23,437,000)
      Transaction bonuses and consultant's costs................    (3,798,000)
      Transaction costs***......................................    (4,593,000)
                                                                 -------------
        Total uses of cash......................................  (105,843,000)
                                                                 -------------
        Net cash provided from Transaction...................... $   7,382,000
                                                                 =============

--------
  * Net of $13,156,000 of noncash convertible redeemable preferred stock issued as part of the Transaction payments to Existing Stockholders.
 ** Includes $695,000 of early extinguishment costs before income tax benefit
    (see Note 4).
*** Includes costs of merger with PWT Acquisition Corp. and recapitalization of $3,004,000 (less amortization of noncompete agreements of $50,000 during 1998) and deferred financing costs incurred in connection with the senior secured borrowings of $1,895,000; net of $256,000 of common stock issued as payment for professional services provided.

2. Summary of Significant Accounting Policies:

 Concentration of Customers and Suppliers

   The relative concentrations of customers and suppliers are:

                              Predecessor
                               (Note 1)           Pac-West Telecomm, Inc.
                             ------------- --------------------------------------
                                           Period from
                                             Date of
                                           Commencement
                              Nine-Month   (October 1,
                             Period Ended    1996) to    Year Ended   Year Ended
                             September 30, December 31, December 31, December 31,
                                 1996          1996         1997         1998
                             ------------- ------------ ------------ ------------
   Revenues (percent of
    revenues):
     Incumbent Local
      Exchange Companies
      (ILECs, see Note 5)..         2%          14%          37%          37%
   Suppliers (percent of
    operating costs):
     Largest supplier......        58           54           44           50
     Next largest supplier.         9           11            9            7

   The largest supplier is also the largest ILEC, as shown above in the concentration of revenues. See Note 8 for revenues from related parties.

                            PAC-WEST TELECOMM, INC.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. See
Note 1 for assumptions used for Predecessor financial reporting.

 Regulation and Competition

   Rates charged by the Company for certain telephone services are subject to the approval of various regulatory authorities. Trends in the telecommunications industry point toward increased competition in virtually all markets and the continued deregulation or alternative regulation of telecommunications services in many jurisdictions.

 Revenue Recognition

   Except for certain billings under dispute with two significant ILEC's as described in Note 5, the Company recognizes revenues for telecommunications services when service is provided. Revenues from the sale of telecommunications products are recognized upon installation, or if no installation is required, upon shipment. Initial non-recurring revenues from the installation of telecommunication products are recognized upon completion of installation to the extent of direct costs incurred. Any initial non-recurring installation revenue in excess of direct costs is deferred and amortized over the expected service contract period, generally two years or less.

 Cash Equivalents

   For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Inventories

   Inventories consist of telephone equipment, parts and installation materials, which are valued at the lower of cost or market. Cost is determined by the average-cost method. Provision is made to reduce slow moving inventory to reflect its estimated net realizable value.

 Other Comprehensive Income

   There were no items of other comprehensive income in any period presented.

 Segment Reporting

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". As an integrated telecommunications provider, the Company has one reportable operating segment. While the Company's chief decision-maker monitors the revenue streams of various services, operations are managed and financial performance is evaluated based upon the delivery of multiple services over common networks and facilities. This allows the Company to leverage its costs in an effort to maximize return. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision-maker does however, monitor revenues streams at a more detailed level than those depicted in the Company's historical general purpose financial statements.

                            PAC-WEST TELECOMM, INC.

   Specifically, the following table presents revenues by service type:

                                             Pac-West Telecomm, Inc.
                                   --------------------------------------------
                                   Period from Date of
                                       Commencement     Year Ended  Year Ended
                                   (October 1, 1996) to  December    December
                                    December 31, 1996    31, 1997    31, 1998
                                   -------------------- ----------- -----------
      Local services..............      $1,515,000      $17,810,000 $28,147,000
      Long distance services......       1,223,000        5,133,000   6,328,000
      Dedicated transport
       services...................         651,000        3,312,000   4,155,000
      Product and services........         577,000        2,073,000   2,104,000
      Other.......................         266,000        1,223,000   1,477,000
                                        ----------      ----------- -----------
                                        $4,232,000      $29,551,000 $42,211,000
                                        ==========      =========== ===========

 Reclassifications

   Certain reclassifications have been made to the Company's comparative financial statements to conform to the current year presentation.

 Equipment, Vehicles and Leasehold Improvements

   Equipment, vehicles and leasehold improvements transferred to the Company are stated at the net book value on the date of the Initial Transfer. Subsequent additions are stated at cost. Equipment includes assets acquired under capital leases. Expenditures for maintenance are charged to expense as incurred. Upon retirement, the asset cost and the related accumulated depreciation are removed from the accounts. Gains and losses associated with dispositions of equipment, vehicles and leasehold improvements are reflected as a component of other income, net in the accompanying statements of operations. Equipment, vehicles and leasehold improvements from the Initial Transfer are depreciated or amortized over their remaining useful lives as of the date of the Initial Transfer. For subsequent additions including assets acquired under capital leases, depreciation and amortization is computed using the straight-line method based on the following estimated useful lives:

      Equipment........................  3 to 7 years
      Vehicles.........................  5 years
      Leasehold improvements...........  10 years or life of lease, whichever is shorter

   The Company capitalizes interest on self-constructed capital projects when construction involves considerable time and major expenditures. Such interest is capitalized as part of the cost of the equipment and leasehold improvement and is amortized over the remaining life of the assets. Interest is capitalized based on rates for borrowings that are outstanding over the period required to complete the asset. In 1998, the Company capitalized $303,000 of interest related to the construction of assets. Capitalizable interest in all other periods presented was insignificant.

   Depreciation and amortization of equipment, vehicles and leasehold improvements was $299,000, $2,204,000 and $4,106,000, for the period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. Depreciation and amortization of equipment, vehicles and leasehold improvements was $549,000 for the Predecessor's nine-month period ended September 30, 1996.

                            PAC-WEST TELECOMM, INC.

 Deferred Financing Costs, Net

   Deferred financing costs, net consist of capitalized amounts for bank financing fees, professional fees, and other expenses related to the senior secured borrowings obtained on September 16, 1998 (see Note 3). Amortization is computed using the straight-line method over the term of the borrowings through January 29, 1999. Amortization expense for the year ended December 31, 1998, was $1,438,000 and is included within interest expense in the accompanying statements of operations.

 Other Assets

   At December 31, 1998, other assets consist primarily of deferred financing costs of $1,195,000 associated with the Company's subsequent issuance of senior notes (see Note 11) and the long-term portion of covenants not to compete of $150,000. Upon issuance of the senior notes, the deferred financing costs will be amortized over the estimated maturity of the debt of 10 years.

 Other Accrued Liabilities

   Other accrued liabilities include approximately $424,000 and $1,018,000 as of December 31, 1997 and 1998, respectively, of amounts collected from customers for taxes due to various governmental and regulatory authorities.

 Supplemental Statements of Cash Flow Information

                          Predecessor
                           (Note 1)               Pac-West Telecomm, Inc.
                         ------------- ---------------------------------------------
                                       Period from Date of
                          Nine-Month      Commencement
                         Period Ended   (October 1, 1996)   Year Ended   Year Ended
                         September 30,   to December 31,   December 31, December 31,
                             1996             1996             1997         1998
                         ------------- ------------------- ------------ ------------
Cash paid during the
 period for:
  Interest (net of
   amounts capitalized).   $ 33,000        $  101,000       $  924,000  $ 2,565,000
  Income taxes..........    145,000                 0        2,351,000    2,195,000
Supplemental disclosure
 of non-cash
 transactions:
  Acquisition of fixed
   assets using capital
   lease obligations....    844,000         2,217,000        4,781,000      290,000
  Issuance of the
   Preferred Stock in
   conjunction with the
   Transaction..........          0                 0                0   13,156,000
  Refinancing of capital
   lease obligation with
   note payable.........          0                 0                0    1,599,000

 Income Taxes

   The Company provides for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying the applicable statutory tax rate to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date based on the applicable tax rate.

                            PAC-WEST TELECOMM, INC.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," effective for fiscal years beginning after June 15, 1999. Management does not expect adoption of SFAS No. 133 in future periods to have a significant impact on the Company's financial statements.

 Income (Loss) Per Share

   Income (loss) per share has been calculated under SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute income (loss) per share under two methods (basic and diluted). Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share information is presented in the accompanying statements of operations as being the same as basic net income (loss) per share information since the impact of the issuance of potential common shares from the exercise of common stock options is antidilutive. The Company evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98 and concluded that there are no nominal issuances of common stock or potential common stock which would be required to be shown as outstanding for all periods presented herein as outlined in SAB No. 98.

   Net income (loss) applicable to common stockholders has been calculated as follows:

                              Period from Date of
                                  Commencement
                              (October 1, 1996) to    Year Ended        Year Ended
                               December 31, 1996   December 31, 1997 December 31, 1998
                              -------------------- ----------------- -----------------
     Net income (loss).......       $140,000          $4,495,000        $  (667,000)
     Accrued preferred stock
      dividends..............              0                   0         (1,324,000)
                                    --------          ----------        -----------
     Net income (loss)
      applicable to common
      stockholders...........       $140,000          $4,495,000        $(1,991,000)
                                    ========          ==========        ===========

3. Senior Secured Borrowings:

   On September 16, 1998, concurrent with the Transaction discussed in Note 1, the Company entered into a senior secured borrowing agreement with several financial institutions allowing for borrowings up to $100,000,000. The outstanding balance under this agreement was due at the earlier of the completion of a high-yield debt offering (see Note 11) or March 16, 1999, with interest due monthly, bearing interest at a floating rate equal to, at the Company's option, the base rate (defined as the higher of (a) 0.5 percent above the latest Federal Funds Rate; and (b) the rate of interest in effect as publicly announced by the principal lender as its "reference rate"), or the offshore rate (as defined in the senior secured borrowings agreement) plus 2.0 percent. As of December 31, 1998, the Company had elected to utilize the offshore rate, which was 8.625 percent, including the additional 2.0 percent. The borrowings were secured by substantially all assets of the Company. The Company was subject to certain covenants, which included limitations on additional debt, restrictions on the payment of dividends and maintenance of certain interest coverage requirements.

   At December 31, 1998, the Company had senior secured borrowings outstanding of $91,000,000 and other obligations of $9,000,000. The $9,000,000 of other obligations related to equipment purchases incurred as of December 31, 1998, which were subsequently financed through additional senior secured borrowings (see Note 5).

                            PAC-WEST TELECOMM, INC.

   On January 29, 1999, the Company paid off all outstanding senior secured borrowings and accrued interest through the issuance of a high-yield debt offering due February 1, 2009 (see Note 11). As a result of the subsequent refinancing, the senior secured borrowings and other obligations have been classified as long-term debt and other long-term obligations in the accompanying balance sheet as of December 31, 1998.

4. Notes Payable, Extraordinary Item and Line of Credit:

 Notes Payable

   Notes payable consisted of the following:

                                                            1997        1998
                                                         -----------  ---------
   Contracts payable to banks and finance companies for
    equipment, requiring monthly principal and interest
    payments of $1,474 to $69,921 at interest rates
    from 8.6 percent to 9.6 percent, due through June
    2003, repaid in full in September 1998.............  $ 8,454,000  $       0
   Contracts payable to banks and finance companies for
    vehicles, requiring monthly principal and interest
    payments of $355 to $1,510 at interest rates from
    0.9 percent to 8.3 percent due through June 2001...      207,000    248,000
                                                         -----------  ---------
                                                           8,661,000    248,000
   Less: Current portion...............................   (2,034,000)  (132,000)
                                                         -----------  ---------
                                                         $ 6,627,000  $ 116,000
                                                         ===========  =========

   Notes payable are secured by all of the Company's owned equipment and vehicles. Aggregate future principal payments by year on notes payable are as follows:

             1999............................ $132,000
             2000............................   99,000
             2001............................   17,000
                                              --------
                                              $248,000
                                              ========

 Extraordinary Item--Loss on Early Extinguishment of Debt

   In conjunction with the Transaction (see Note 1) and the receipt of the senior secured borrowings during 1998, as discussed in Note 3, the Company repaid amounts outstanding under notes payable and capital leases for equipment. The resulting loss from the early extinguishment of the debt of $695,000, less the applicable income tax benefit of $278,000, has been reflected as an extraordinary item in the accompanying statements of operations.

 Line of Credit

   The Company maintained a credit agreement with a bank that provided for a line of credit with a maximum borrowing limit of $2,500,000. The credit agreement and related security agreement contained various restrictive covenants, including restrictions on the incurrence of new liens and long-term indebtedness except for the financing of new equipment, the payment of dividends, the entering into business combinations or mergers, and requirements to maintain certain financial ratios. For the years ended December 31, 1997 and 1998, no amounts were borrowed under this line of credit. During 1998, the Company terminated the line of credit.

                            PAC-WEST TELECOMM, INC.

5. Commitments and Contingencies:

 Leases

   The Company leases its four principal facilities in Stockton, Oakland, Los Angeles and Las Vegas pursuant to noncancelable operating leases that expire in 2002, 2003, 2006 and 2009, respectively. The lease expiring in 2002 also contains five two-year renewal options. The leases expiring in 2003, 2006 and 2009 also contain two five-year renewal options. Prior to September 16, 1998, the Company leased certain equipment under capital leases that were repaid in connection with the Transaction (see Note 1). The Company also leases telephone equipment and telephone circuits on both a month-to-month basis, as well as under annual and long-term noncancellable leases. Management of the Company expects that these leases will be renewed or replaced by other leases in the normal course of business.

   The Company's future minimum lease payments with initial terms in excess of one year for the years ending December 31 are as follows:

                                                             Operating Leases
                                                          ----------------------
                                                                      Telephone
                                                                      Circuits
                                                                         and
                                                            Space     Equipment
                                                          ---------- -----------
      1999............................................... $  947,000 $ 4,516,000
      2000...............................................    908,000   4,114,000
      2001...............................................    907,000   3,982,000
      2002...............................................    768,000   2,456,000
      2003...............................................    640,000     599,000
      2004 and thereafter................................  1,911,000           0
                                                          ---------- -----------
                                                          $6,081,000 $15,667,000
                                                          ========== ===========

   Rental expense charged to operations for the period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, for all operating leases for space was $76,000, $432,000 and $650,000, respectively. Rental expense charged to operations by the Predecessor for space for the nine-month period ended September 30, 1996 was $125,000. Rental expense for space is included in selling, general and administrative expense in the accompanying statements of operations. Rental expense charged to operations for telephone circuits and equipment was approximately $1,000,000, $6,000,000 and $9,935,000 for the period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. Rental expense charged to operations by the Predecessor for telephone circuits and equipment for the nine-month period ended September 30, 1996 was approximately $1,700,000. Rental expense for telephone circuits and equipment is included in operating costs in the accompanying statements of operations.

   Rental expense paid to related parties was approximately $35,000 for the year ended December 31, 1998 and $0 for all other periods presented.

 Purchase Commitments

   At December 31, 1998, the Company had commitments under various contracts for the purchase of telephone switch equipment. The Company has recorded $25,597,000 of construction-in-progress in the accompanying balance sheet as of December 31, 1998, for equipment received prior to year-end but not yet installed. This amount includes $9,000,000 of purchases that were subsequently financed through the issuance of additional senior secured borrowings (see Note
3).

                            PAC-WEST TELECOMM, INC.

   In addition, at December 31, 1998, the Company had approximately $52,000,000 of purchase orders outstanding for telephone switching equipment due for delivery during 1999 and 2000. These purchase orders are cancelable up to 60 days prior to delivery and are expected to be financed from proceeds received from the senior notes (see Note 11) and from internally generated cash flows.

 Employment Agreements

   The Company has entered into employment agreements with certain key executives that provide for minimum annual base salaries, bonus entitlements upon the achievement of certain objectives, and the issuance of stock options.

   These employment agreements, which were approved by the Company's stockholders in 1998 in connection with the Transaction (see Note 1), granted options to two executives to purchase up to 568,750 shares of the Company's common stock. The exercise price of these options of $0.48 per share approximated the fair market value of the Company's common stock at the date of grant. These options vest over various dates through October 2001 and expire at various dates through October 2008.

   The Company accounted for the option grants under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, no compensation cost has been recognized in the accompanying financial statements as the option exercise price approximated the estimated fair market value of the stock on the date of grant.

   Had compensation cost for the options been determined in accordance with SFAS No. 123, "Accounting for Stock Based Compensation," the Company's pro forma net loss would have increased $3,000 to $670,000 for the year ended December 31, 1998. No options were exercisable at December 31, 1998. The weighted average fair value of options granted during 1998 was $0.06 and the weighted average contractual life remaining at December 31, 1998 was 9.8 years.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants during the year ended December 31, 1998: weighted average risk-free interest rate of 5.0 percent; expected dividend yields of 0 percent; expected lives of two to three years; and expected volatility of 0 percent.

   The employment agreements were effective as of or subsequent to the close of the Transaction and have terms varying from one to three years; however, they may be terminated by either party at an earlier date under certain circumstances. As of December 31, 1998, the Company accrued approximately $304,000 in accrued payroll and related expenses in the accompanying balance sheet for bonuses payable under these agreements.

 Revenue Recognition--Billings under Dispute

   The Company has established interconnection agreements with certain Incumbent Local Exchange Companies (ILECs) in California. The
Telecommunications Act of 1996 requires ILECs to enter into interconnection agreements with Competitive Local Exchange Companies (CLECs, such as the Company) and other competitors and requires state Public Utilities Commissions
(PUCs) to arbitrate such agreements.

   The interconnection agreements outline, among other items, compensation arrangements for calls originating or terminating in the other party's switching equipment, payment terms, and level of services.

                            PAC-WEST TELECOMM, INC.

   Two ILECs with which the Company has interconnection agreements have withheld payments from amounts billed by the Company under their agreements during the years ended December 31, 1997 and 1998, as follows:

                                                         1997          1998
                                                      -----------  ------------
   Total amount billed to specified ILECs during the
    year............................................. $14,858,000  $ 48,264,000
   Amount withheld by specified ILECs and not
    recorded as revenue in the Company's statements
    of operations....................................  (3,793,000)  (32,845,000)
   Amounts received for prior withholding and
    recorded as revenue..............................           0       254,000
                                                      -----------  ------------
     Net amount recorded as revenue from the
      specified ILECs during the year................ $11,065,000  $ 15,673,000
                                                      ===========  ============

   The ILECs withheld no payments before August 1997. The first ILEC withheld payment of 48 percent of the Company's August 1997 billing and continued to withhold payments monthly, at declining percentages, including a withholding of 20 percent of the December 1997 billing. During 1998, this ILEC withheld an average of 69 percent of amounts billed. The ILEC has indicated that it has paid the withheld amounts into an escrow account pursuant to a dispute claim.

   The other ILEC has withheld payments on 100 percent of the monthly amounts billed by the Company for October 1997 through December 1997 and has withheld an average of 59 percent of amounts billed during 1998. In 1998, this ILEC paid $254,000 of amounts previously withheld from 1997 billings. This ILEC has made no escrow payments.

   Both ILECs have continued to withhold significant percentages of payments during 1999.

   The issue giving rise to the dispute, based on correspondence with the first ILEC, relates to the classification of telephone calls entering the Company's system and terminating to an ISP. Under the interconnection agreements, the ILECs are obligated to pay the Company for calls originating in the ILECs' systems and terminating in the Company's system. Local calls are the most prevalent calls compensated for under the interconnection agreements.

   The first ILEC filed a complaint with the Superior Court of the State of California that outlined its opinion that Internet traffic calls made to an ISP are not local calls (but rather interstate calls), and as such are not covered by the interconnection agreement and are not subject to the jurisdiction of the PUC. Management understands a similar position was taken by the other ILEC. The Superior Court ordered this complaint stayed pending the California PUC's (CPUC's) review of the issues raised by the complaint.

   The first ILEC has requested (without specifying any particular monetary claims) that the Company refund, with interest, all amounts previously paid to the Company for Internet traffic calls. All revenues recognized from this ILEC in the Company's financial statements since the Company's commencement, including those amounts associated with ISP calls previously paid to the Company, total $24,998,000, consisting of $10,533,000 and $13,861,000 for the years ended December 31, 1997 and 1998, respectively. It is not possible for the Company or for the ILECs (based on the Company's understanding of their systems) to determine which calls to an ISP telephone number are then connected, by way of the ISP's equipment, on to the Internet network. Accordingly, it is not possible to identify amounts specifically billed to or paid by the ILECs for calls actually connected, by way of the ISP's equipment, on to the Internet network.

   Management, after consultation with its regulatory attorneys, believes that calls originated in the ILECs' systems and terminated in the Company's system at an ISP, including all calls actually connected by way of the

                            PAC-WEST TELECOMM, INC.

ISP's equipment on to the Internet network, are local calls, and, accordingly, the Company is entitled to compensation pursuant to its interconnection agreements with the ILECs. Further, the Company believes decisions and actions taken by PUCs of various states, including California, support the Company's position. As a result, no amounts have been accrued for in the Company's financial statements for any potential refunds of any amounts previously received from these ILECs. In October 1998, the CPUC issued a decision supporting the Company's position that local telephone calls placed to ISPs terminate at the ISP and, therefore, are local calls entitled to reciprocal compensation. Subsequent to this decision, the ILEC involved in this complaint filed an Application for Rehearing of the above decision. In addition, in February 1999, the Federal Communications Commission (FCC) issued a Declaratory Ruling on the issue of reciprocal compensation for calls bound to ISP's. The FCC ruled that these calls are jurisdictionally interstate calls. The FCC, however, determined that this issue did not resolve the question of whether reciprocal compensation is owed. The FCC noted a number of factors that would allow the state PUC's to leave their decisions requiring the payment of compensation undisturbed. The Company cannot predict the impact of the FCC's ruling on existing state decisions, or the outcome of pending appeals or on additional cases in this matter. Given the uncertainty concerning the final outcome of the CPUC proceedings, the possibility of future extended appeals or additional litigation, and future decisions by the FCC, management continues to record the revenue associated with reciprocal compensation billings to the two ILECs discussed above on a cash-received basis.

6. Stockholders' Equity:

 Common Stock

   Pursuant to the Transaction, the stockholders of the Company entered into a Shareholders' Agreement that provides for, among other things, the election of certain individuals as Directors of the Company, restrictions on transfers, rights of first-offer, and participation rights in any shares of Preferred Stock or common stock. Under this agreement, the Company has agreed not to issue or sell additional shares of common stock prior to an initial public offering, unless certain parties to the Shareholders' Agreement are given the opportunity to subscribe for and purchase their pro rata portion of the additional shares at the same price and same terms.

   The stockholders of the Company also entered into a Registration Agreement, whereby at any time prior to September 26, 2001, a certain stockholder may request the Company grant holders of its common stock the right to purchase a certain number of shares of the Company's common stock (the Rights Offering). Within a certain period after the Rights Offering closes, the Company's stockholders may request that the Company register all or any portion of the stockholders' common stock in the Company with the Securities and Exchange Commission (SEC), when the offering value of the Company's securities in an initial public offering is at least $25,000,000.

 Convertible Redeemable Preferred Stock

   On September 16, 1998, the Company, as discussed in Note 1, amended and restated its articles of incorporation to allow for the issuance of the 1,750,000 shares of nonvoting $0.001 par value Preferred Stock. The Preferred Stock has preference over common stock in liquidation equal to the liquidation value of $25.72 per share, plus accrued dividends computed at a 10 percent rate, compounded quarterly (the Preference Amount). After payment of the Preference Amount, the Preferred Stock and the common stock share ratably in any distribution by the Company. At December 31, 1998, $1,324,000 (or $0.757 per outstanding share of Preferred Stock) is accrued for cumulative preferred dividends.

   The holders of a majority of the outstanding Preferred Stock have the right to convert all of the outstanding Preferred Stock into shares of common stock in connection with the consummation of a public

                            PAC-WEST TELECOMM, INC.

offering of debt or equity securities or rights to acquire any debt or equity securities of the Company offered to the public (a Public Offering). Additionally, any holder of at least 5 percent of the outstanding Preferred Stock may convert its shares of Preferred Stock to shares of common stock in connection with a Public Offering. Each share of Preferred Stock will be convertible into a number of shares of common stock determined by dividing the Preference Amount by the initial Public Offering price of the common stock.

   The Company is required to redeem at the request of a majority of the holders in the event of a Public Offering or after December 31, 2003, all of the Preferred Stock outstanding. In addition, any 5 percent holder may require the Company to redeem its shares of Preferred Stock with the net proceeds of a Public Offering at a redemption price equal to 100 percent of the liquidation preference thereof, plus accumulated and unpaid dividends at the date of redemption.

7. Income Taxes:

   The provision for income taxes consists of the following:

                                             Pac-West Telecomm, Inc.
                                  ----------------------------------------------
                                  Period from Date of
                                      Commencement      Year Ended   Year Ended
                                  (October 1, 1996) to December 31, December 31,
                                   December 31, 1996       1997         1998
                                  -------------------- ------------ ------------
      Current:
        Federal..................       $     0         $1,783,000   $  353,000
        State....................         1,000            503,000      245,000
      Deferred:
        Federal..................        76,000            546,000      861,000
        State....................        17,000            165,000      102,000
                                        -------         ----------   ----------
                                        $94,000         $2,997,000   $1,561,000
                                        =======         ==========   ==========

   The provision for income taxes for the nine-month period of the Predecessor has been calculated using the Company's overall effective tax rate for the period from commencement (October 1, 1996) to December 31, 1996. In conjunction with the Initial Transfer, CalPage assumed various liabilities of the Predecessor including deferred taxes of $280,000 at September 30, 1996.

                            PAC-WEST TELECOMM, INC.

   The Company's provision for income tax differed from the amount computed by applying the statutory federal income tax rate to income before income taxes and extraordinary item, as follows:

                                     Predecessor
                                      (Note 1)               Pac-West Telecomm, Inc.
                                    ------------- ---------------------------------------------
                                                  Period from Date of
                                     Nine-Month      Commencement
                                    Period Ended   (October 1, 1996)   Year Ended   Year Ended
                                    September 30,   to December 31,   December 31, December 31,
                                        1996             1996             1997         1998
                                    ------------- ------------------- ------------ ------------
   Income tax determined by
    applying the statutory federal
    income tax rate to income
    before income taxes and
    extraordinary item.............   $294,000          $79,000        $2,547,000   $  446,000
   State income taxes, net of
    federal income tax benefit.....     51,000           15,000           450,000      230,000
   Federal income tax effect of
    nondeductible costs related to
    the Transaction (see Note 1)...          0                0                 0      885,000
                                      --------          -------        ----------   ----------
   Provision for income taxes......   $345,000          $94,000        $2,997,000   $1,561,000
                                      ========          =======        ==========   ==========

   The cumulative balance sheet effects of deferred tax items are:

                                                         1997         1998
                                                      -----------  -----------
   Trade accounts receivable allowances.............. $   129,000  $   171,000
   Vacation and other accrued expenses...............      26,000       76,000
   Inventory reserves................................      46,000       46,000
   Tax credits.......................................           0      876,000
   State taxes.......................................     250,000      163,000
                                                      -----------  -----------
     Deferred tax assets.............................     451,000    1,332,000
                                                      -----------  -----------
   Depreciation......................................  (1,097,000)  (2,834,000)
   Capitalized interest..............................           0     (130,000)
   Prepaid expenses and other........................    (128,000)    (105,000)
                                                      -----------  -----------
     Deferred tax liabilities........................  (1,225,000)  (3,069,000)
                                                      -----------  -----------
   Net deferred tax liability........................    (774,000)  (1,737,000)
   Less: Amounts classified as current deferred tax
    assets...........................................     160,000      151,000
                                                      -----------  -----------
     Net noncurrent deferred tax liability........... $  (934,000) $(1,888,000)
                                                      ===========  ===========

   Tax credits of $876,000, shown above, represent tax credits associated with the payment of Alternative Minimum Tax (AMT) arising in 1998. Such credits, which do not expire, may be used to offset future income taxes payable.

8. Related-Party Transactions:

 Loans Payable to Officers and Stockholder

   The Predecessor and the Company had loans payable to certain former officers and a stockholder of the Company. The loans payable bore interest at 9.5 percent to 10.0 percent and did not contain specified

                            PAC-WEST TELECOMM, INC.

repayment terms. Interest expense related to these loans was $4,000 and $7,000, for the period from commencement (October 1, 1996) to December 31, 1996, and for the year ended December 31, 1997, respectively. Interest expense related to these loans was $14,000 for the Predecessor's nine-month period ended September 30, 1996. The principal and related accrued interest were paid in full for all such loans during 1997.

 Bay Alarm Company (Bay Alarm)

   Bay Alarm (a major stockholder of the Company) and its subsidiary, InReach Internet, LLC, are collectively one of the Company's largest customers of telephone network services, comprising approximately $396,000, $2,109,000, and $2,680,000, or 9.4 percent, 7.1 percent and 6.4 percent of the Company's revenues for the three-month period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. Revenues from Bay Alarm and InReach Internet LLC comprised approximately $891,000, or 10.2 percent of the Predecessor's revenues for the nine-month period ended September 30, 1996.

   The Company also had amounts due from Bay Alarm as of December 31, 1997 and 1998. These amounts are included in accounts receivable from related parties in the accompanying balance sheets. The Company owed Bay Alarm $850,000 at the date of commencement (October 1, 1996) related to debt assumed from the Initial Transfer. This amount was repaid in full by December 31, 1996.

   Bay Alarm provides the Company with security monitoring services at its normal commercial rates. The Company has recorded $10,000, $48,000 and $58,000 as selling, general and administrative expense for these services for the three-month period from commencement (October 1, 1996) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively. The Predecessor recorded approximately $11,000 as selling, general and administrative expense for services received from Bay Alarm for the nine-month period ended September 30, 1996.

   As outlined in Note 5, Leases, the company began leasing its facility in Oakland from Bay Alarm during 1998. In addition to rent paid under this lease, the company recorded selling, general and administrative expense of $59,000 for the year ended 1998 for related utility charges.

 Notes Receivable from Stockholders

   In 1998, in connection with the Transaction, a stockholder of the Company, who is also an officer, purchased 525,000 shares of common stock from the Company for $250,000. The Company received $50,000 in cash from the stockholder and entered into a note receivable for the remaining balance of $200,000. Subsequent to the Transaction, another officer of the Company acquired 87,458 shares of common stock for $42,000. The Company received $9,000 in cash and entered into a note receivable for the remaining $33,000 due from the officer. The notes accrue interest at 5.54 percent and 5.12 percent, respectively, compounded annually, with any unpaid accrued interest and principal due at the earlier of (1) the sale of the above stock with proceeds received first applied to unpaid interest, then to principal; (2) sale of the Company; (3) 60 days from the date the stockholder is no longer an employee of the Company or a subsidiary; or (4) September 16, 2003 and October 16, 2003, respectively.

9. Retirement Plan:

   In October 1996, the Company adopted a 401(k) retirement plan (the Plan) for all full-time employees who have completed six months of service. The plan year is from January 1 to December 31, and the Company will contribute $0.50 for every $1.00 contributed by the employee, subject to the Company's contribution not

                            PAC-WEST TELECOMM, INC.

exceeding 3 percent of the employee's salary. Participants become fully vested after six years of service, although they vest incrementally on an annual basis after two years of service and until the six-year period is completed. The Company recorded selling, general and administrative expense of $63,000 and $58,000 for the years ended December 31, 1997 and 1998, respectively, for the Company's matching contributions.

   Employees of the Company previously contributing to the CalPage 401(k) retirement plan (with identical provisions to the Plan) were able to roll their accumulated benefits into the Plan at date of commencement (October 1, 1996), with all prior employer contributions becoming fully vested on the date of rollover.

10. Sale of Answering Service Division:

   In March 1997, the Company sold the customer base and other assets of its answering service division for $420,000, payable $200,000 in cash and a promissory note of $220,000. The promissory note was paid in October 1997 at a discount of $18,000. The Company recognized a net gain of $385,000 on the sale in the year ended December 31, 1997.

11. Subsequent Events:

   On January 29, 1999, the Company issued $150,000,000 of senior unsecured ten-year notes (the Senior Notes) at par. The Senior Notes bear interest at
13.5 percent payable in semiannual installments, with principal due on February 1, 2009.

   Proceeds of the Senior Notes were used to repay the senior secured borrowings (see Note 3) and to establish an interest reserve account to cover certain initial interest payments due under the Senior Notes.

   The Senior Notes carry provisions that allow the Company, at its option, to
(i) redeem up to 35 percent of the notes with proceeds of certain public offerings of equity prior to February 1, 2002, (ii) redeem all or part of the notes at specified prices on or after February 1, 2004, or (iii) offer to exchange the notes within 180 days from the issue date for a new issue of identical debt securities registered under the Securities Act of 1933, as amended (the Securities Act). The Company intends to register these notes under the Securities Act during the first six months of 1999.

   Basic covenants of these notes restrict the Company's future ability to pay dividends, repurchase stock, pledge or sell assets as security for other transactions, or engage in mergers and business combinations. The covenants allow the Company to incur additional debt subject to various limitations.

   In January 1999, the Company's Board of Directors approved the terms of the 1999 Employee Stock Option Plan (the 1999 Stock Plan) pursuant to which qualified employees and members of the Board of Directors can be issued options to purchase the Company's common stock at the fair market value at the date of grant. An aggregate of 3,150,000 shares of common stock have been reserved for option grants under the 1999 Stock Plan.

12. Ten-for-One Stock Split:

   On March 19, 1999, the board of directors authorized a ten-for-one split of the Company's authorized and outstanding common stock and Preferred Stock. All share and per share data have been restated to reflect the ten-for-one split.

13. 1.4-for-1 Stock Split:

   On October 7, 1999, the board of directors authorized a 1.4-for-1 split of the Company's outstanding common stock and Preferred Stock. All share and per share data have been restated to reflect the 1.4-for-1 split. In addition, on October 7, 1999, the board of directors approved a resolution to increase the authorized shares of common stock to 50,000,000 shares.

                            PAC-WEST TELECOMM, INC.

                        INTERIM CONDENSED BALANCE SHEET

                                  (Unaudited)

                             ASSETS
                             ------
                                                                    June 30,
                                                                      1999
                                                                  ------------
Current Assets:
  Cash and cash equivalents...................................... $ 38,886,000
  Restricted cash................................................   20,066,000
  Trade accounts receivable, net of allowance for doubtful
   accounts of $463,000..........................................    5,107,000
  Accounts receivable from related parties.......................       68,000
  Income taxes receivable........................................      374,000
  Inventories....................................................      629,000
  Prepaid expenses and other current assets......................      862,000
  Deferred financing costs, net..................................      600,000
  Deferred tax assets............................................    1,640,000
                                                                  ------------
    Total current assets.........................................   68,232,000
Equipment, Vehicles and Leasehold Improvements, net..............   76,010,000
Deferred Financing Costs, net....................................    5,692,000
Other Assets.....................................................      274,000
                                                                  ------------
    Total assets................................................. $150,208,000
                                                                  ============

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
         ----------------------------------------------
Current Liabilities:
  Current portion of notes payable............................... $    114,000
  Accounts payable...............................................   11,936,000
  Accrued payroll and related expenses...........................      915,000
  Accrued interest on Senior Notes...............................    8,547,000
  Other accrued liabilities......................................    2,077,000
                                                                  ------------
    Total current liabilities....................................   23,589,000
Senior Notes and Other Long-Term Debt............................  150,062,000
Deferred Income Taxes............................................    3,542,000
                                                                  ------------
    Total liabilities............................................  177,193,000
                                                                  ------------
Commitment and Contingencies

Convertible Redeemable Preferred Stock, $0.001 par value;
 1,750,000 shares authorized; 1,750,000 issued and outstanding
 (preference in liquidation of $45,000,000, plus accrued
 cumulative dividends of $3,649,000).............................   48,649,000

Stockholders' Equity (Deficit):
  Common stock, $0.001 par value, 50,000,000 shares authorized
   and 17,587,458 shares issued and outstanding..................       18,000
  Additional paid-in capital.....................................    6,580,000
  Notes receivable from stockholders.............................     (233,000)
  Retained earnings (deficit)....................................  (81,999,000)
                                                                  ------------
    Total stockholders' equity (deficit).........................  (75,634,000)
                                                                  ------------
    Total liabilities and stockholders' equity (deficit)......... $150,208,000
                                                                  ============

            See notes to the interim condensed financial statements.

                            PAC-WEST TELECOMM, INC.

                     INTERIM CONDENSED STATEMENTS OF INCOME

                                  (Unaudited)

                           Three Month Period Ended     Six Month Period Ended
                          --------------------------- ---------------------------
                          June 30, 1998 June 30, 1999 June 30, 1998 June 30, 1999
                          ------------- ------------- ------------- -------------

Revenues................   $9,680,000    $15,848,000   $19,932,000   $30,264,000
                           ----------    -----------   -----------   -----------
Costs and Expenses:
  Operating.............    4,060,000      4,691,000     7,791,000     8,753,000
  Selling, general and
   administrative.......    2,217,000      5,260,000     4,219,000     9,563,000
  Depreciation and
   amortization.........      856,000      1,843,000     1,701,000     3,292,000
                           ----------    -----------   -----------   -----------
    Total costs and
     expenses...........    7,133,000     11,794,000    13,711,000    21,608,000
                           ----------    -----------   -----------   -----------
    Income from
     operations.........    2,547,000      4,054,000     6,221,000     8,656,000
Other Expense (Income):
  Interest expense......      409,000      4,452,000       786,000     8,502,000
  Interest income.......      (80,000)      (658,000)     (128,000)   (1,185,000)
  Cost of merger with
   PWT Acquisition Corp.
   and recapitalization.       58,000            --         81,000           --
                           ----------    -----------   -----------   -----------
    Total other expense,
     net................      387,000      3,794,000       739,000     7,317,000
                           ----------    -----------   -----------   -----------
    Income before
     provision for
     income taxes.......    2,160,000        260,000     5,482,000     1,339,000
Provision for Income
 Taxes..................      864,000        103,000     2,193,000       535,000
                           ----------    -----------   -----------   -----------
    Net income..........   $1,296,000    $   157,000   $ 3,289,000   $   804,000
                           ==========    ===========   ===========   ===========
Accrued preferred stock
 dividends..............          --      (1,183,000)          --     (2,325,000)
                           ----------    -----------   -----------   -----------
Net income (loss)
 applicable to common
 stockholders...........   $1,296,000    $(1,026,000)  $ 3,289,000   $(1,521,000)
                           ==========    ===========   ===========   ===========
Basic and diluted net
 income (loss) per
 share..................   $     9.26    $     (0.06)  $     23.49   $     (0.09)
                           ==========    ===========   ===========   ===========
Basic and diluted
 weighted average shares
 outstanding............      140,000     17,587,458       140,000    17,587,458
                           ==========    ===========   ===========   ===========



            See notes to the interim condensed financial statements.

                            PAC-WEST TELECOMM, INC.

                   INTERIM CONDENSED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                                                     Six Month Period Ended
                                                   ---------------------------
                                                   June 30, 1998 June 30, 1999
                                                   ------------- -------------
Operating Activities:
  Net income......................................  $ 3,289,000  $     804,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.................    1,701,000      3,292,000
    Amortization of deferred financing costs......          --         775,000
    Interest earned on restricted cash............          --        (370,000)
    Provision for doubtful accounts...............        6,000         63,000
    Deferred income taxes provision...............      517,000        165,000
    Changes in operating assets and liabilities:
      Accounts receivable.........................      768,000       (551,000)
      Income taxes receivable.....................          --       1,597,000
      Inventories.................................      (28,000)      (182,000)
      Prepaid expenses and other current assets...     (738,000)        (1,000)
      Other assets................................       (4,000)      (180,000)
      Accounts payable and accrued liabilities....    1,876,000      6,782,000
      Accrued interest on Senior Notes............          --       8,547,000
                                                    -----------  -------------
        Net cash provided by operating activities.    7,387,000     20,741,000
                                                    -----------  -------------
Investing Activities:
  Purchase of equipment, vehicles and leasehold
   improvements...................................   (7,520,000)   (21,908,000)
  Purchase of investments (classified as
   restricted cash)...............................          --     (19,696,000)
  Proceeds from disposal of equipment.............       87,000            --
                                                    -----------  -------------
        Cash used in investing activities.........   (7,433,000)   (41,604,000)
                                                    -----------  -------------
Financing Activities:
  Proceeds from issuance of Senior Notes..........          --     150,000,000
  Payments for financing costs....................          --      (5,415,000)
  Repayment of senior secured borrowings..........          --    (100,000,000)
  Borrowings under notes payable and capital
   leases.........................................    5,723,000            --
  Principal payments on notes payable and capital
   leases.........................................   (2,705,000)       (72,000)
                                                    -----------  -------------
        Net cash provided by financing activities.    3,018,000     44,513,000
                                                    -----------  -------------
        Net increase in cash and cash equivalents.    2,972,000     23,650,000
Cash and Cash Equivalents:
  Beginning of period.............................    3,603,000     15,236,000
                                                    -----------  -------------
  End of period...................................  $ 6,575,000  $  38,886,000
                                                    ===========  =============

            See notes to the interim condensed financial statements.

                            PAC-WEST TELECOMM, INC.

                NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS

                                 June 30, 1999
                                  (Unaudited)

1. Basis of Presentation:

   The accompanying unaudited interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation for the periods indicated have been included. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto of Pac-West Telecomm, Inc. (the Company) as of and for the year ended December 31, 1998.

2. Restricted Cash:

   Restricted cash represents short-term investments deposited in an interest reserve trust account to fund initial interest payments due through February 1, 2000 under the $150,000,000 of Senior Notes.

3. Equipment, Vehicles and Leasehold Improvements:

   Equipment, vehicles and leasehold improvements include network and other communication equipment, office furniture and equipment, vehicles, leasehold improvements and projects-in-progress. These assets are stated at cost, which includes direct costs and capitalized interest, and are depreciated once placed in service using the straight-line method. Capitalized interest of $0 and $1,387,000 was recorded during the six month periods ended June 30, 1998 and 1999, respectively. Repair and maintenance costs are expensed as incurred.

   Equipment, vehicles and leasehold improvements at June 30, 1999 consist of the following:

      Network and other communication equipment.................... $51,815,000
      Office furniture and equipment...............................   2,567,000
      Vehicles.....................................................     906,000
      Leasehold improvements.......................................   7,834,000
      Projects-in-progress.........................................  22,464,000
                                                                    -----------
                                                                     85,586,000
      Less: Accumulated depreciation and amortization..............  (9,576,000)
                                                                    -----------
      Equipment, vehicles and leasehold improvements, net.......... $76,010,000
                                                                    ===========

4. Deferred Financing Costs, Net:

   Deferred financing costs, net consist primarily of capitalized amounts for underwriter fees, professional fees and other expenses related to the issuance of the $150,000,000 of Senior Notes. The deferred financing costs are being amortized over the estimated 10-year term of the Notes beginning January 29, 1999. Amortization expense for the six month period ended June 30, 1999 was $250,000, which is included in interest expense in the accompanying condensed statements of income.

                            PAC-WEST TELECOMM, INC.

                                  (Unaudited)


5. Income Taxes:

   The provision for income taxes for the six month periods ended June 30, 1998 and 1999 consist of the income tax determined by applying the applicable statutory federal income tax rate of 34% plus 6% for state income taxes net of federal income tax benefit.

6. Senior Notes and Other Long-term Obligations:

   Senior Notes and other long-term obligations at June 30, 1999 consist of the following:

      Senior Notes................................................ $150,000,000
      Notes payable, less current portion.........................       62,000
                                                                   ------------
      Total....................................................... $150,062,000
                                                                   ============

   On January 29, 1999, the Company issued $150,000,000 of Senior Notes at par. The Senior Notes bear interest at 13.5 percent payable in semiannual installments, with principal due on February 1, 2009.

   Proceeds of the Senior Notes were used to repay $100,000,000 of senior secured borrowings (including $9,000,000 of other long-term obligations subsequently financed through senior secured borrowings) and to establish an interest reserve account to cover interest payments due under the Senior Notes through February 1, 2000.

   The Senior Notes carry provisions that allow the Company, at its option, to
(i) redeem up to 35 percent of the notes with proceeds of certain public offerings of equity prior to February 1, 2002, (ii) redeem all or part of the notes at specified prices on or after February 1, 2004, or (iii) offer to exchange the notes within 180 days from the issue date for a new issue of identical debt securities registered under the Securities Act of 1933, as amended (the Securities Act). The Company is in the process of registering these notes under the Securities Act.

   Basic covenants of these notes restrict the Company's future ability to pay dividends, repurchase stock, pledge or sell assets as security for other transactions, or engage in mergers and business combinations. The covenants allow the Company to incur additional debt subject to various limitations.

   The Company has a three-year senior credit facility that provides for initial borrowings of $20.0 million and future borrowings of up to an additional $20.0 million to finance working capital, the cost of the Company's planned capital expansion and other corporate transactions. The borrowings are secured by substantially all of the Company's assets. Borrowings under this senior credit facility bear interest, at the Company's option, at (1) the Base Rate (as defined) or (2) the LIBOR rate plus between 2.25% and 3.5%. As of June 30, 1999, there were no amounts outstanding under this facility and the borrowing rate would have been approximately 8%. The credit facility requires the Company to meet certain financial tests, including, without limitation, maximum levels of debt as a ratio of EBITDA (as defined), minimum interest coverage and maximum amount of capital expenditures. The credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the Senior Notes), liens and encumbrances and other matters customarily restricted in such agreements.

                            PAC-WEST TELECOMM, INC.

                                  (Unaudited)


7. Purchase Commitments:

   At June 30, 1999, the Company had approximately $38,000,000 of purchase orders outstanding for network equipment due for delivery during 1999 and 2000. These purchase orders are cancelable without penalty up to 60 days prior to delivery and are expected to be financed from proceeds received from the Senior Notes (see Note 6) and from internally generated cash flows.

   In addition, the Company is in the process of implementing a new billing and operations support system. Total estimated costs for this system aggregate approximately $15,000,000 of which approximately $7,500,000 is estimated to be incurred in 1999, $6,000,000 in 2000, and $1,500,000 in 2001. Of the estimated
$7,500,000 costs to be incurred in 1999, $2,700,000 is recorded in projects-in-progress at June 30, 1999.

8. Revenue Recognition:

   Service revenues are recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected through the Company's network. The rights of CLECs (such as the Company) to receive this type of compensation is the subject of numerous regulatory and legal challenges (see Note 12). Until this issue is ultimately resolved, the Company will recognize this revenue on a cash-received basis.

   The two ILECs with which the Company has interconnection agreements have withheld payments from amounts billed by the Company under their agreements since August 1997. Amounts withheld during the six month periods ended June 30, 1998 and 1999 are as follows:

                                                     Six Month Period Ended
                                                    --------------------------
                                                        June          June
                                                      30, 1998      30, 1999
                                                    ------------  ------------
      Total amount billed to specified ILECs....... $ 20,266,000  $ 41,022,000
      Amount withheld by specified ILECs and not
       recorded as revenue in the Company's
       statements of operations....................  (12,912,000)  (28,371,000)
                                                    ------------  ------------
      Net amount recorded as revenue from the
       specified ILECs............................. $  7,354,000  $ 12,651,000
                                                    ============  ============

The cumulative amount of reciprocal compensation withheld by the specified ILECs and not recorded as revenue by the Company through June 30, 1999 is $64,760,000.

9. Stockholders' Equity:

 Stock Splits

   On March 19, 1999, the board of directors authorized a ten-for-one split of the Company's authorized and outstanding common stock and Preferred Stock.

   On October 7, 1999, the board of directors authorized a 1.4-for-1 split of the Company's outstanding common and Preferred Stock. In addition, on October 7, 1999, the board of directors approved a resolution to increase the authorized shares of common stock to 50,000,000 shares. All share and per share data have been restated to reflect these stock splits.

 Convertible Redeemable Preferred Stock

   The Preferred Stock has preference over common stock in liquidation equal to the liquidation value of $25.72 per share, plus accrued dividends computed at a 10 percent rate, compounded quarterly (the Preference

                            PAC-WEST TELECOMM, INC.

                                  (Unaudited)

Amount). After payment of the Preference Amount, the Preferred Stock and the common stock share ratably in any distribution by the Company. At June 30, 1999, $3,649,000 (or $2.085 per outstanding share of Preferred Stock) is accrued for cumulative preferred dividends.

 Stock Options

   In January 1999, the Company's Board of Directors approved the terms of the 1999 Stock Incentive Plan (the Plan) which authorizes the granting of stock options, including restricted stock, stock appreciation rights, dividend equivalent rights, performance units, performance shares or other similar rights or benefits to employees, directors, consultants and advisors. Options granted under the Plan have a term of ten years.

   An aggregate of 3,150,000 shares of common stock have been reserved for option grants. Options to purchase 873,250 shares of common stock were granted and options to purchase 13,300 shares of common stock were canceled during the six month period ended June 30, 1999.

   The following table summarizes information about the Company's stock options outstanding as of June 30, 1999:

                  Options Outstanding                     Options Exercisable
     -----------------------------------------------------------------------------
       Number                                           Number
     Outstanding   Weighted Average                   Exercisable
     at June 30,   Contractual Life  Weighted Average at June 30, Weighted Average
        1999       Remaining (Years)  Exercise Price     1999      Exercise Price
     -----------   ----------------  ---------------- ----------- ----------------
       568,750           9.3              $0.48         350,000        $0.48
       859,950           9.7              $2.14             --           --
     ---------                                          -------
     1,428,700           9.5              $1.48         350,000        $0.48
     =========                                          =======

10. Income (Loss) Per Share:

   Diluted income (loss) per share information is presented in the accompanying statements of income as being the same as basic income (loss) per share information since the impact of the issuance of potential common shares from the exercise of common stock options is antidilutive.

11. Comprehensive Income:

   In September 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes reporting and disclosure requirements for comprehensive income and its components within the financial statements. There were no items of other comprehensive income for the six month periods ended June, 1998 and 1999; therefore comprehensive income is the same as net income for both periods.

12. Legal Proceedings:

   The Company is a party to the Pacific Bell and California Public Utility Commission proceedings related to reciprocal compensation payment and other interconnection agreement issues. See Note 8 to these condensed financial statements and the Company's 1998 audited financial statements.

   On June 24, 1999, the California Public Utilities Commission adopted a decision in the arbitration proceeding between the Company and Pacific Bell which held that reciprocal compensation would be payable for Internet service provider calls under the new interconnection agreement with Pacific Bell, which became

                            PAC-WEST TELECOMM, INC.

                                  (Unaudited)

effective on June 29, 1999. Pacific Bell has requested a rehearing of this decision, although Pacific Bell has paid the full amount of billings for calls since the effective date of the new agreement. This decision does not address reciprocal compensation withheld under the prior agreement and management does not know at this time what action Pacific Bell will take with respect to the amounts they have previously withheld.

   On September 9, 1999, the Company entered into a settlement agreement with Pacific Bell regarding its claims for unpaid reciprocal compensation under their prior interconnection agreement. Under the terms of the settlement agreement, Pacific Bell agreed to pay $20.0 million to the Company and $20.0 million to certain stockholders of the Company as of the date of the recapitalization in settlement of those claims. As a result of these payments, the terms of our September 1998 recapitalization requiring additional distributions to certain of our shareholders have been satisfied.

13. Segment Reporting:

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". As an integrated telecommunications provider, the Company has one reportable operating segment. While the Company's chief decision-maker monitors the revenue streams of various services, operations are managed and financial performance is evaluated based upon the delivery of multiple services over common networks and facilities. This allows the Company to leverage its costs in an effort to maximize return. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision-maker does however, monitor revenue streams at a more detailed level than those depicted in the Company's historical general purpose financial statements.

   Specifically, the following table presents revenues by service type:

                                                        Six Month Period Ended
                                                        -----------------------
                                                         June  30,   June 30,
                                                           1998        1999
                                                        ----------- -----------
      Local services................................... $12,901,000 $22,812,000
      Long distance services...........................   3,243,000   3,780,000
      Dedicated transport services.....................   1,957,000   2,253,000
      Product and services.............................   1,042,000     608,000
      Other............................................     789,000     811,000
                                                        ----------- -----------
                                                        $19,932,000 $30,264,000
                                                        =========== ===========

                         Our Diversified Customer Base

Pac-West has relationships with Internet Service Providers and Enhanced Service Providers, as well as a growing roster of small and medium business customers.

             One Main.com
              logo            jfax.com logo
             concentric
              network logo    Splitrock logo
             The Grid.com
              logo            REMAX of Modesto logo
             Coldwell Banker
              GRUPE logo      EarthLink logo

                             Bank of Stockton logo

             MindSpring logo  frontier Global Center logo

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   Prospective investors may rely only on the information contained in this prospectus. Neither Pac-West Telecomm, Inc. nor any underwriter has authorized anyone to provide prospective investors different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.
   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

                                ---------------
                               TABLE OF CONTENTS
                                ---------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    7
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Directed Share Subscription Program.......................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   33
Management................................................................   52
Certain Relationships and Related Transactions............................   59
Principal and Selling Shareholders........................................   64
Description of Capital Stock..............................................   67
Description of Indebtedness...............................................   69
Shares Eligible for Future Sale...........................................   71
Underwriting..............................................................   72
Legal Matters.............................................................   75
Experts...................................................................   76
Where You Can Find More Information.......................................   76
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        [PAC WEST TELECOMM, INC. LOGO]

                               12,600,000 Shares

                                 Common Stock

                                ---------------
                                  PROSPECTUS
                                ---------------

                           Bear, Stearns & Co. Inc.

                        Banc of America Securities LLC

                         First Union Securities, Inc.

                                         , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses, to be paid solely by the Company, of the issuance and distribution of the securities being registered:

      Securities and Exchange Commission registration fee........... $   46,588
      NASD filing fee...............................................     17,258
      Nasdaq National Market original listing fee...................     75,000
      Blue Sky fees and expenses (including attorneys' fees and
       expenses)....................................................     15,000
      Printing expenses.............................................    250,000
      Accounting fees and expenses..................................    300,000
      Transfer agent's fees and expenses............................     25,000
      Legal fees and expenses.......................................    450,000
      Miscellaneous expenses........................................     71,154
                                                                     ----------
          Total..................................................... $1,250,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   We are incorporated under the laws of the State of California. Section 317 of the General Corporation Law of the State of California provides that a California corporation may indemnify any person who is, or is threatened to be made, party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A corporation has power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

   Under Article IV of our Amended and Restated Articles of Incorporation and
Article VI of our Amended and Restated By-Laws, we will indemnify each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, is or was a director or officer, of Pac-West or is or was serving at the request of Pac-West as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, to the fullest extent which we are empowered to do so by the General Corporation Law of the State of California, as the same exists or may hereafter be amended against all expense, liability and loss including attorneys' fees actually and reasonably incurred by such person in connection with such action, suit or proceeding. We may, by action of our board of directors, provide indemnification to our employees and agents with the same scope and effect as the foregoing indemnification of directors and officers. Such right of indemnification will be a contract right and will not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire under any statute, our Certificate of Incorporation, our By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

   In addition, Section 204 of the General Corporation Law of the State of California allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, provided, however, that:

   (A) such a provision may not eliminate or limit the liability of directors:

    (1) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

    (2) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

    (3) for any transaction from which a director derived an improper personal benefit;

    (4) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders;

    (5) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders,

    (6) under Section 310, or (7) under Section 316;

   (B) no such provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective; and

   (C) no such provision will eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors.

   Article IV of our Amended and Restated Articles of Incorporation includes a provision which eliminates directors' personal liability to the full extent permitted under the General Corporation Law of the State of California.

   We maintain a policy of directors and officers liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

Item 15. Recent Sales of Unregistered Securities.

   Pac-West has issued securities in the following transactions, each of which, unless otherwise indicated, was intended to be exempt from the registration requirements of the Securities Act by virtue of Section 4(2) or Regulation D thereunder. All share amounts described below are adjusted for our ten for one stock split in March 1999 and 1.4 for 1 stock split on October 7, 1999.

   On September 16, 1998, in connection with the recapitalization of Pac-West, the preexisting investors, Mr. John K. La Rue and Bay Alarm Company received approximately 112,553 shares of convertible redeemable preferred stock and 1,069,320 shares of common stock, and 399,053 shares of convertible redeemable preferred stock and 3,791,060 shares of common stock, respectively. For the purposes of the recapitalization, the aggregate value of the securities received by Mr. La Rue and Bay Alarm Company was approximately $15.5 million.

   Also in connection with the recapitalization of Pac-West, investors in PWT Acquisition Corp., a corporation newly formed to effect the recapitalization, received convertible redeemable preferred stock and common stock in exchange for securities issued by PWT Acquisition and purchased additional shares of common stock. The amounts of securities acquired are set forth below:

  . SCP Private Equity Partners, L.P. acquired 298,438 shares of convertible redeemable preferred stock and 465,500 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 2,327,500 shares of common stock for a total purchase price of $1,136,900.

  . William Blair Capital Partners VI, L.P. acquired 298,438 shares of convertible redeemable preferred stock and 465,500 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 2,327,500 shares of common stock for a total purchase price of $1,136,900.

  . Safeguard 98 Capital, L.P. acquired 298,438 shares of convertible redeemable preferred stock and 465,500 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 2,327,500 shares of common stock for a total purchase price of $1,136,900.

  . TL Ventures III L.P. acquired 214,386 shares of convertible redeemable preferred stock and 334,390 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 1,671,950 shares of common stock for a total purchase price of $816,686.67.

  . TL Ventures III Offshore L.P. acquired 44,876 shares of convertible redeemable preferred stock and 70,000 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 350,000 shares of common stock for a total purchase price of $170,957.50.

  . TL Ventures III Interfund L.P. acquired 7,000 shares of convertible redeemable preferred stock and 10,920 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 54,600 shares of common stock for a total purchase price of $26,670.00.

  . EnerTech Capital Partners, L.P. acquired 32,176 shares of convertible redeemable preferred stock and 50,190 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 250,950 shares of common stock for a total purchase price of $122,585.83.

  . BankAmerica Investment Corporation acquired 26,415 shares of convertible redeemable preferred stock and 41,179 shares of common stock in exchange for its interest in PWT Acquisition Corp. and purchased 205,893 shares of common stock for a total purchase price of $100,626.67.

  . MIG Partners VII acquired 6,603 shares of convertible redeemable preferred stock and 10,295 shares of common stock in exchange for its interests in PWT Acquisition Corp. and purchased 51,473 shares of common stock for a total purchase price of $25,156.67.

  . Segal Holdings, Inc. received 11,623 shares of convertible redeemable preferred stock and 18,130 shares of common stock in consideration for services rendered and purchased 90,650 shares of common stock for a total purchase price of $44,273.33.

  . Skibo Family Limited Partnership received 525,000 shares of common stock in consideration for a release.

   On September 16, 1998, Pac-West sold 525,000 shares of common stock to the Chief Executive Officer and President, Mr. Wallace W. Griffin, for the aggregate purchase price of $250,000. On October 30, 1998, Pac-West sold 87,458 shares of common stock to the Chief Financial Officer, Mr. Richard Bryson, for an aggregate purchase price of $41,667.

   On January 29, 1999, Pac-West offered and sold to NationsBanc Montgomery Securities LLC, CIBC Oppenheimer Corp. and First Union Capital Markets $90,000,000, $30,000,000 and $30,000,000 aggregate principal amounts, respectively, of our 13 1/2% Senior Notes due 2009 for resale to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933, a amended). The Senior Notes were sold by Pac-West at par less a 3% discount.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits.

    The following exhibits are filed in connection with Item 601 of Regulation S-K:

      Exhibit
      Number                           Description
      -------                          -----------
      *1.1     Form of Underwriting Agreement among Pac-West Telecomm,
               Inc., Bear, Stearns & Co. Inc., Banc of America Securities
               LLC and First Union Securities, Inc.
       2.1     Agreement of Merger, dated September 16, 1998, between PWT
               Acquisition Corp. and Pac-West Telecomm, Inc., as amended
               (Incorporated by reference to Exhibit 2.1 to the
               Registrant's Registration Statement (No. 333-76779)).
       2.2     Agreement and Plan of Merger, dated June 30, 1998, between
               PWT Acquisition Corp., Pac-West Telecomm, Inc., Bay Alarm
               Company and John K. La Rue, as amended (Incorporated by
               reference to Exhibit 2.2 to the Registrant's Registration
               Statement (No. 333-76779)).
       3.1     Amended and Restated Articles of Incorporation of Pac-West
               Telecomm, Inc. (Incorporated by reference to Exhibit 3.1
               to the Registrant's Registration Statement
               (No. 333-76779)).
       3.2     Amended and Restated By-Laws of Pac-West Telecomm, Inc.
               (Incorporated by reference to Exhibit 3.2 to the
               Registrant's Registration Statement (No. 333-76779)).
      *4.1     Form of certificate representing common stock of Pac-West
               Telecomm, Inc.
      *5.1     Opinion of Neumiller & Beardslee regarding legality of
               securities being registered.
      10.1     Shareholders Agreement, dated September 16, 1998, between
               Pac-West, John K. La Rue, Bay Alarm Company, certain named investors and certain named executives (Incorporated by
               reference to Exhibit 10.1 to the Registrant's Registration
               Statement (No. 333-76779)).
     *10.2     Registration Rights Agreement, dated September 16, 1998,
               between Pac-West, John K. La Rue, Bay Alarm Company,
               certain investors and certain executives.
      10.3     Stock Purchase Agreement, dated September 16, 1998,
               between PWT Acquisition Corp. and certain named investors
               (Incorporated by reference to Exhibit 10.3 to the
               Registrant's Registration Statement (No. 333-76779)) .
      10.4     Stock Purchase Agreement, dated September 16, 1998,
               between Pac-West and certain named investors (Incorporated by reference to Exhibit 10.4 to the Registrant's
               Registration Statement (No. 333-76779)).
      10.5     Pledge and Security Agreement, dated January 29, 1999,
               between Pac-West and Norwest Bank Minnesota, N.A.
               (Incorporated by reference to Exhibit 10.5 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.6(a)  Pac-West Telecomm, Inc. 1999 Stock Incentive Plan
               (Incorporated by reference to Exhibit 10.6(a) to the
               Registrant's Registration Statement (No. 333-76779)).
      10.6(b)  Pac-West Telecomm, Inc. 1999 Stock Incentive Plan form of notice of Stock Option Award and Stock Option Award
               Agreement between Pac-West and its grantees as designated
               (Incorporated by reference to Exhibit 10.6(b) to the
               Registrant's Registration Statement (No. 333-76779)).
      10.7     Employment Agreement, dated June 30, 1998, between Pac-
               West and John K. La Rue (Incorporated by reference to
               Exhibit 10.7 to the Registrant's Registration Statement
               (No. 333-76779)).

      Exhibit
      Number                           Description
      -------                          -----------
     10.8      Executive Agreement, dated September 16, 1998, between
               Pac-West and Wallace W. Griffin (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.9      Executive Agreement, dated October 30, 1998, between Pac-
               West and Richard E. Bryson (Incorporated by reference to
               Exhibit 10.9 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.10     Employment Agreement, dated October 21, 1998, between Pac-
               West and Dennis V. Meyer (Incorporated by reference to
               Exhibit 10.10 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.11     Employment Agreement, dated September 14, 1998, between
               Pac-West and Jason R. Mills (Incorporated by reference to
               Exhibit 10.11 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.12     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and John K. La Rue (Incorporated by
               reference to Exhibit 10.12 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.13     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Wallace W. Griffin (Incorporated by
               reference to Exhibit 10.13 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.14     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Richard E. Bryson (Incorporated by
               reference to Exhibit 10.14 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.15     Confidentiality Agreement, dated October 22, 1998, between
               Pac-West and Dennis V. Meyer (Incorporated by reference to
               Exhibit 10.15 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.16     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Jason R. Mills (Incorporated by
               reference to Exhibit 10.16 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.17     Lease Agreement, dated as of June 23, 1995, as amended, by and between Geremia Brothers and Pac-West for 4202 and
               4210 Coronado Avenue, Stockton, California (Incorporated
               by reference to Exhibit 10.17 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.18     Lease Agreement, dated as of July 3, 1996, as amended, by
               and between One Wilshire Arcade Imperial, Ltd., Paramount
               Group, Inc. and Pac-West for 624 South Grand Avenue, Suite
               1210, Los Angeles, California (Incorporated by reference
               to Exhibit 10.18 to the Registrant's Registration
               Statement (No. 333-76779)).
     10.19     Balco Properties Office Lease, dated as of November 10,
               1998, by and between Balco Properties and Pac-West for
               Franklin Building, 1624 Franklin Street, Suites 40, 100,
               Mezzanine, 201, 203, 210, 214 and 222, Oakland, California
               (Incorporated by reference to Exhibit 10.19 to the
               Registrant's Registration Statement (No. 333-76779)).
     10.20     Lease Agreement, dated as of December 17, 1998, by and
               between Wing Fong & Associates LLC and Pac-West for 302
               and 304 East Carson Street, Las Vegas, Nevada
               (Incorporated by reference to Exhibit 10.20 to the
               Registrant's Registration Statement (No. 333-76779)).

      Exhibit
      Number                           Description
      -------                          -----------
      10.21    Promissory Note, dated September 16, 1998, between Pac-
               West and Wallace W. Griffin, and related Executive Stock
               Pledge Agreement between same parties of even date
               (Incorporated by reference to Exhibit 10.21 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.22    Promissory Note, dated October 30, 1998, between Pac-West
               and Richard Bryson, and related Executive Stock Pledge
               Agreement between same parties of even date (Incorporated
               by reference to Exhibit 10.22 to the Registrant's
               Registration Statement (No. 333-76779)).
     *10.23    Loan and Security Agreement, dated June 15, 1999, between
               Pac-West, Union Bank of California, N.A., and other
               lenders as designated.
      10.24    Interconnection Agreement under Sections 251 and 252 of
               the Telecommunications Act of 1996, dated June 29, 1999,
               between Pac-West and Pacific Bell, and related Errata to
               Approved Interconnection Agreement dated June 30, 1999
               (Incorporated by reference to Exhibit 10.24 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.25    Telecommunication Facility Interconnection Agreement,
               dated June 21, 1996, between Pac-West and GTE California
               Inc. (Incorporated by reference to Exhibit 10.25 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.26    Master Interconnection and Resale Agreement for the State
               of Nevada, dated January 15, 1999, between Pac-West and
               The Nevada Division of Central Telephone Company d/b/a
               Sprint of Nevada (Incorporated by reference to Exhibit
               10.26 to the Registrant's Registration Statement (No. 333-
               76779)).
      10.27    Indenture, dated January 29, 1999 between Pac-West
               Telecomm, Inc. and Norwest Bank Minnesota, N.A., pursuant
               to which the Series B 13 1/2% Notes due 2009 will be
               issued (Incorporated by reference to Exhibit 4.2 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.28    Registration Rights Agreement, dated January 29, 1999
               between Pac-West Telecomm, Inc. and NationsBanc Montgomery
               Securities LLC, CIBC Oppenheimer Corp. and First Union
               Capital Markets, as initial purchasers of notes
               (Incorporated by reference to Exhibit 4.4 to the
               Registrant's Registration Statement (No. 333-76779)).
     *10.29    Employment Agreement, dated September 11, 1998, between
               Pac-West and Gregory Joksch.
     *10.30    Confidentiality Agreement, dated September 11, 1998,
               between Pac-West and Gregory Joksch.
      23.1     Consent of Arthur Andersen LLP.
     *23.2     Consent of Neumiller & Beardslee (included in Exhibit
               5.1).
     *24.1     Powers of Attorney (included on the signature page to
               original filing).
     *27.1     Financial Data Schedule.
      99.1     Prospectus Wrap describing the directed share subscription program.
     *99.2     Form of Letter from Pac-West to brokers describing the
               directed share subscription program.
     *99.3     Form of Subscription Agreement for the directed share
               subscription program.

--------
*  Previously filed.

      Exhibit
      Number                          Description
      -------                         -----------
     *99.4     Form of Stock Purchase Agreement for the directed share
               subscription program (filed as Exhibit 99.5 to amendment
               no. 1).


  (b) Financial Statement Schedules.

     The following financial statement schedules are included in this registration statement:

         Schedule II--Valuation and Qualifying Accounts

   All other schedules for which the provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Pac-West pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Pac-West in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, Pac-West Telecomm, Inc. has duly caused this amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, who is duly authorized to do so, in the City of Stockton, California, as of October 20, 1999.

                                          PAC-WEST TELECOMM, INC.

                                                 /s/ Richard E. Bryson
                                          By: _________________________________
                                                     Richard E. Bryson
                                                  Chief Financial Officer

   In accordance with the requirements of the Securities Act of 1933, this amendment No. 2 to the registration statement and power of attorney have been signed by the following persons in the capacities indicated as of October 20, 1999.

                 Signature                                     Title
                 ---------                                     -----


           *Wallace W. Griffin              President, Chief Executive Officer and
___________________________________________   Director
            Wallace W. Griffin                (Principal Executive Officer)

          /s/ Richard E. Bryson             Chief Financial Officer (Principal
___________________________________________   Financial Officer)
             Richard E. Bryson

             *Dennis V. Meyer               Vice President--Finance and Treasurer
___________________________________________   (Principal Accounting Officer)
              Dennis V. Meyer

            *Jerry L. Johnson               Chairman of the Board of Directors
___________________________________________
             Jerry L. Johnson

             *John K. La Rue                Director and Executive Vice President--
___________________________________________   Technology and Network Operations
              John K. La Rue
            *David G. Chandler              Director
___________________________________________
             David G. Chandler

             *Mark J. DeNino                Director
___________________________________________
              Mark J. DeNino

             *Mark S. Fowler                Director
___________________________________________
              Mark S. Fowler

             *Samuel A. Plum                Director
___________________________________________
              Samuel A. Plum

          *Dr. Jagdish N. Sheth             Director
___________________________________________
           Dr. Jagdish N. Sheth

            *Bruce A. Westphal              Director
___________________________________________
             Bruce A. Westphal


   /s/ Richard E. Bryson
*By: ________________________________
       Richard E. Bryson
        Attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULE

   We have audited in accordance with generally accepted auditing standards, the financial statements of Pac-West Telecomm, Inc. included in this registration statement and have issued our report thereon dated February 10, 1999 except with respect to Note 12 for which the date is March 19, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II--Valuation and Qualifying Accounts is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Francisco, California,
February 10, 1999

                            PAC-WEST TELECOMM, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             Balance                                   Balance
                               at     Charged to Charged to             at End
                            Beginning Costs and    Other                  of
    Description             of Period  Expenses   Accounts  Deductions  Period
    -----------             --------- ---------- ---------- ---------- --------
Allowance for doubtful
 accounts.................. $300,000   $100,000      --         --     $400,000

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                       Balance
                           Balance at Charged to Charged to             at End
                           Beginning  Costs and    Other                  of
    Description            of Period   Expenses   Accounts  Deductions  Period
    -----------            ---------- ---------- ---------- ---------- --------
Allowance for doubtful
 accounts.................  $84,000    $216,000      --         --     $300,000

                        FOR THE THREE-MONTH PERIOD FROM
          DATE OF COMMENCEMENT (OCTOBER 1, 1996) TO DECEMBER 31, 1996

                         Balance at Charged to Charged to            Balance at
                         Beginning  Costs and    Other                 End of
    Description          of Period   Expenses   Accounts  Deductions   Period
    -----------          ---------- ---------- ---------- ---------- ----------
Allowance for doubtful
 accounts...............  $78,000     $6,000       --         --      $84,000

                                 Exhibit Index

      Exhibit
      Number                           Description
      -------                          -----------
      *1.1     Form of Underwriting Agreement among Pac-West Telecomm,
               Inc., Bear, Stearns & Co. Inc., Banc of America Securities
               LLC and First Union Securities, Inc.
       2.1     Agreement of Merger, dated September 16, 1998, between PWT
               Acquisition Corp. and Pac-West Telecomm, Inc., as amended
               (Incorporated by reference to Exhibit 2.1 to the
               Registrant's Registration Statement (No. 333-76779)).
       2.2     Agreement and Plan of Merger, dated June 30, 1998, between
               PWT Acquisition Corp., Pac-West Telecomm, Inc., Bay Alarm
               Company and John K. La Rue, as amended (Incorporated by
               reference to Exhibit 2.2 to the Registrant's Registration
               Statement (No. 333-76779)).
       3.1     Amended and Restated Articles of Incorporation of Pac-West
               Telecomm, Inc. (Incorporated by reference to Exhibit 3.1
               to the Registrant's Registration Statement
               (No. 333-76779)).
       3.2     Amended and Restated By-Laws of Pac-West Telecomm, Inc.
               (Incorporated by reference to Exhibit 3.2 to the
               Registrant's Registration Statement (No. 333-76779)).
      *4.1     Form of Certificate Representing Common Stock of Pac-West
               Telecomm, Inc.
      *5.1     Opinion of Neumiller & Beardslee regarding legality of
               securities being registered.
      10.1     Shareholders Agreement, dated September 16, 1998, between
               Pac-West, John K. La Rue, Bay Alarm Company, certain named investors and certain named executives (Incorporated by
               reference to Exhibit 10.1 to the Registrant's Registration
               Statement (No. 333-76779)).
     *10.2     Registration Rights Agreement, dated September 16, 1998,
               between Pac-West, John K. La Rue, Bay Alarm Company,
               certain investors and certain executives.
      10.3     Stock Purchase Agreement, dated September 16, 1998,
               between PWT Acquisition Corp. and certain named investors
               (Incorporated by reference to Exhibit 10.3 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.4     Stock Purchase Agreement, dated September 16, 1998,
               between Pac-West and certain named investors (Incorporated by reference to Exhibit 10.4 to the Registrant's
               Registration Statement (No. 333-76779)).
      10.5     Pledge and Security Agreement, dated January 29, 1999,
               between Pac-West and Norwest Bank Minnesota, N.A.
               (Incorporated by reference to Exhibit 10.5 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.6(a)  Pac-West Telecomm, Inc. 1999 Stock Incentive Plan
               (Incorporated by reference to Exhibit 10.6(a) to the
               Registrant's Registration Statement (No. 333-76779)).
      10.6(b)  Pac-West Telecomm, Inc. 1999 Stock Incentive Plan form of notice of Stock Option Award and Stock Option Award
               Agreement between Pac-West and its grantees as designated
               (Incorporated by reference to Exhibit 10.6(b) to the
               Registrant's Registration Statement (No. 333-76779)).
      10.7     Employment Agreement, dated June 30, 1998, between Pac-
               West and John K. La Rue (Incorporated by reference to
               Exhibit 10.7 to the Registrant's Registration Statement
               (No. 333-76779)).
      10.8     Executive Agreement, dated September 16, 1998, between
               Pac-West and Wallace W. Griffin (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement
               (No. 333-76779)).

      Exhibit
      Number                           Description
      -------                          -----------
     10.9      Executive Agreement, dated October 30, 1998, between Pac-
               West and Richard E. Bryson (Incorporated by reference to
               Exhibit 10.9 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.10     Employment Agreement, dated October 21, 1998, between Pac-
               West and Dennis V. Meyer (Incorporated by reference to
               Exhibit 10.10 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.11     Employment Agreement, dated September 14, 1998, between
               Pac-West and Jason R. Mills (Incorporated by reference to
               Exhibit 10.11 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.12     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and John K. La Rue (Incorporated by
               reference to Exhibit 10.12 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.13     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Wallace W. Griffin (Incorporated by
               reference to Exhibit 10.13 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.14     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Richard E. Bryson (Incorporated by
               reference to Exhibit 10.14 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.15     Confidentiality Agreement, dated October 22, 1998, between
               Pac-West and Dennis V. Meyer (Incorporated by reference to
               Exhibit 10.15 to the Registrant's Registration Statement
               (No. 333-76779)).
     10.16     Confidentiality Agreement, dated September 16, 1998,
               between Pac-West and Jason R. Mills (Incorporated by
               reference to Exhibit 10.16 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.17     Lease Agreement, dated as of June 23, 1995, as amended, by and between Geremia Brothers and Pac-West for 4202 and
               4210 Coronado Avenue, Stockton, California (Incorporated
               by reference to Exhibit 10.17 to the Registrant's
               Registration Statement (No. 333-76779)).
     10.18     Lease Agreement, dated as of July 3, 1996, as amended, by
               and between One Wilshire Arcade Imperial, Ltd., Paramount
               Group, Inc. and Pac-West for 624 South Grand Avenue, Suite
               1210, Los Angeles, California (Incorporated by reference
               to Exhibit 10.18 to the Registrant's Registration
               Statement (No. 333-76779)).
     10.19     Balco Properties Office Lease, dated as of November 10,
               1998, by and between Balco Properties and Pac-West for
               Franklin Building, 1624 Franklin Street, Suites 40, 100,
               Mezzanine, 201, 203, 210, 214 and 222, Oakland, California
               (Incorporated by reference to Exhibit 10.19 to the
               Registrant's Registration Statement (No. 333-76779)).
     10.20     Lease Agreement, dated as of December 17, 1998, by and
               between Wing Fong & Associates LLC and Pac-West for 302
               and 304 East Carson Street, Las Vegas, Nevada
               (Incorporated by reference to Exhibit 10.20 to the
               Registrant's Registration Statement (No. 333-76779)).
     10.21     Promissory Note, dated September 16, 1998, between Pac-
               West and Wallace W. Griffin, and related Executive Stock
               Pledge Agreement between same parties of even date
               (Incorporated by reference to Exhibit 10.21 to the
               Registrant's Registration Statement (No. 333-76779)).
     10.22     Promissory Note, dated October 30, 1998, between Pac-West
               and Richard Bryson, and related Executive Stock Pledge
               Agreement between same parties of even date (Incorporated
               by reference to Exhibit 10.22 to the Registrant's
               Registration Statement (No. 333-76779)).

      Exhibit
      Number                           Description
      -------                          -----------
     *10.23    Loan and Security Agreement, dated June 15, 1999, between
               Pac-West, Union Bank of California, N.A., and other
               lenders as designated.
      10.24    Interconnection Agreement under Sections 251 and 252 of
               the Telecommunications Act of 1996, dated June 29, 1999,
               between Pac-West and Pacific Bell, and related Errata to
               Approved Interconnection Agreement dated June 30, 1999
               (Incorporated by reference to Exhibit 10.24 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.25    Telecommunication Facility Interconnection Agreement,
               dated June 21, 1996, between Pac-West and GTE California
               Inc. (Incorporated by reference to Exhibit 10.25 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.26    Master Interconnection and Resale Agreement for the State
               of Nevada, dated January 15, 1999, between Pac-West and
               The Nevada Division of Central Telephone Company d/b/a
               Sprint of Nevada (Incorporated by reference to Exhibit
               10.26 to the Registrant's Registration Statement (No. 333-
               76779)).
      10.27    Indenture, dated January 29, 1999 between Pac-West
               Telecomm, Inc. and Norwest Bank Minnesota, N.A., pursuant
               to which the Series B 13 1/2% Notes due 2009 will be
               issued (Incorporated by reference to Exhibit 4.2 to the
               Registrant's Registration Statement (No. 333-76779)).
      10.28    Registration Rights Agreement, dated January 29, 1999
               between Pac-West Telecomm, Inc. and NationsBanc Montgomery
               Securities LLC, CIBC Oppenheimer Corp. and FirstUnion
               Capital Markets, as initial purchasers of notes
               (Incorporated by reference to Exhibit 4.4 to the
               Registrant's Registration Statement (No. 333-76779)).
     *10.29    Employment Agreement, dated September 11, 1998, between
               Pac-West and Gregory Joksch.
     *10.30    Confidentiality Agreement, dated September 11, 1998,
               between Pac-West and Gregory Joksch.
      23.1     Consent of Arthur Andersen LLP.
     *23.2     Consent of Neumiller & Beardslee (included in Exhibit
                  5.1).
     *24.1     Powers of Attorney (included on the signature page to
                  original filing).
     *27.1     Financial Data Schedule.
      99.1     Prospectus describing the directed share subscription
               agreement.
     *99.2     Form of Letter from Pac-West to brokers describing the
               directed share subscription program.
     *99.3     Form of Subscription Agreement for the directed share
               subscription program.
     *99.4     Form of Stock Purchase Agreement for the directed share
               subscription program (filed as Exhibit 99.4 to amendment
               no. 1).

--------
*  Previously filed.